

其士科技控股有限公司（於百慕達註冊成立之有限公司）
CHEVALIER iTECH HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十字樓 電話：852-2318 1228 傳真：852-2757 5138 網址：http://www.chevalier.com
20/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: 852-2318 1228 FAX: 852-2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L088-05
Exemption No. #82-4201


05010903

August 10, 2005

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 - 2
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sir

Re: Chevalier iTech Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier iTech Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements, Annual Report, Interim Report and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for you record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

Kan Ka Hon
Director

Encl

NK/AM/nc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.




CHEVALIER

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock code: 508)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock code: 025)

Increase in the price and trading volume of shares

The Company noted that today's increase in the price and trading volume of the shares of the Company and wish to state that the Company is not aware of any reasons for such increase except for the acquisition of 16,972,000 shares of the Company by CIHL.

This statement is made jointly at the request of The Stock Exchange of Hong Kong Limited ("the Stock Exchange").

The board of directors ("the Board") of Chevalier iTech Holdings Limited ("the Company") noted the increase in the price and trading volume of the shares of the Company today and wishes to state that the Company is not aware of any reasons for such increase save as Chevalier International Holdings Limited ("CIHL"), the substantial shareholder of the Company, has acquired 16,972,000 shares of the Company in the open market today, which represent approximately 9.9% of the issued share capital of the Company at the price of HK$1.80 each.

As a result of the above acquisition, CIHL's percentage shareholdings in the shares of the Company increased from 50.77% to 60.67% within the meaning of the Securities and Futures Ordinance. The Board confirms that a minimum of 25% of the total issued share capital of the Company is still in public hands after the above acquisition.

The Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Shareholders and potential investors are advised to exercise caution when dealing in shares of the Company.

Made by the order of the Boards of CIHL and the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 9th August, 2005

* *for identification only*

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon, Mr. Chow Vee Tsung, Oscar and Miss Lily Chow as executive Directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr Kwong Man Sing as independent non-executive Directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Messrs. Kuok Hoi Sang, Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung as executive Directors and Mr. Wong Wang Fat, Andrew, Dr. Chow Ming Kuen, Joseph and Mr. Li Kwok Heem, John as independent non-executive Directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock code: 508)


CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock code: 025)

MAJOR TRANSACTION | **DISCLOSEABLE TRANSACTION**

DELAY IN DESPATCH OF CIRCULAR

CIHL and CiTL have made an application to the Stock Exchange for an extension of time for despatch of their respective circular to their respective shareholders on or before 30th June, 2005.

Reference is made to the announcement jointly made by Chevalier International Holdings Limited ("CIHL") and Chevalier iTech Holdings Limited ("CiTL") dated 8th April, 2005 (the "Joint Announcement") in relation to the acquisition of the entire issued share capital of Pacific Coffee (Holdings) Limited (the "Acquisition"). The Acquisition constitutes a discloseable transaction for CIHL and a major transaction for CiTL under the Listing Rules. Capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement unless the context herein requires otherwise.

The Joint Announcement was released on 11th April, 2005. Pursuant to Rule 14.38 of the Listing Rules, both CIHL and CiTL are required to despatch a circular to their respective shareholders within 21 days after publication of the Joint Announcement, which is on or before 3rd May, 2005. The auditors of Pacific Coffee Group are currently performing an annual audit on the financial statements for the year ended 31st March, 2005, which is expected to be completed in mid of May. It was agreed among CIHL, CiTL and Pacific Coffee Group that upon completion of the annual audit, the reporting accountants of CiTL will commence the audit work required for preparation of the accountants' report on Pacific Coffee Group for the three years ended 31st March, 2005 (the "Accountants' Report"). As the Accountants' Report, which will be included in the circular of both CIHL and CiTL, is anticipated to take approximately six weeks to prepare, CIHL and CiTL have applied to the Stock Exchange under Rule 14.38 of the Listing Rules for an extension of time for despatch of their respective circular to their respective shareholders on or before 30th June, 2005.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 29th April, 2005

As at the date of this announcement, the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon, Mr. Chow Vee Tsung, Oscar and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Fung Pak Kwan, Mr. Tam Kwok Wing, Mr. Kan Ka Hon, Mr. Chow Vee Tsung, Oscar and Mr. Ho Chung Leung as executive directors and Mr. Wong Wang Fat, Andrew, Dr. Chow Ming Kuen, Joseph and Mr. Li Kwok Heem, John as independent non-executive directors.

* *for identification only*



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

APPOINTMENT OF EXECUTIVE DIRECTOR

The board of directors (the "Board") of Chevalier iTech Holdings Limited (the "Company") is pleased to announce that Mr CHOW Vee Tsung, Oscar has been appointed as Executive Director of the Company with effect from 18th April, 2005.

Mr CHOW Vee Tsung, Oscar, aged 30, joined Chevalier in 2000. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K. He is currently the Chairman of the Industry and Technology Committee of the Hong Kong General Chamber of Commerce, a council member of Internet Professionals Association, and a registered manager of Yan Chai Hospital No. 2 Secondary School. He is the son of Dr Chow Yei Ching, Chairman and shareholder holding 3.98% of the issued share capital of the Company as at the date of this announcement. He is also the brother of Ms Lily Chow, an Executive Director of the Company. Mr Chow is an Executive Director of Chevalier International Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 025) ("CIHL"), being a substantial shareholder interested in approximately 50.77% of the issued share capital of the Company. CIHL is beneficially owned as to 51.79% by his father, Dr. Chow Yei Ching as of the date of this announcement. Save as disclosed above, Mr Chow does not have any relationship with any other directors, senior management or substantial shareholders or controlling shareholders of the Company or their respective associates and he does not have any other interests in the shares of the Company which are required to be disclosed under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("SFO").

Mr Chow is also Director of certain companies of the Group within the meaning of Part XV of the SFO. Save as disclosed above, Mr Chow does not hold any other positions in any member of the Group.

There is neither any service contract between the Company and Mr Chow nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Chow is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's fee payable to Mr Chow will be fixed by the Board subject to shareholders' approval in annual general meeting and the emolument of director is determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed above, the Board does not aware of any other matters that need to be brought to the attention of holders of securities of the Company.

The Board would like to take this opportunity to welcome Mr Chow to join the Board.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 18th April, 2005

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching, Messrs Fung Pak Kwan, Kuok Hoi Sang, Kan Ka Hon, Chow Vee Tsung, Oscar and Ms Lily Chow. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

* *For identification purpose only*



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：508)

委任執行董事

其士科技控股有限公司(「本公司」)董事會(「董事會」)欣然宣佈已委任周維正先生為本公司執行董事，自二零零五年四月十八日起生效。

周維正先生，現年三十歲，於二零零零年加入其士集團。彼持有英國牛津大學工程碩士學位，亦為香港總商會工業及科技委員會主席，互聯網專業人員協會委員／理事及仁濟醫院第二中學校董。周先生為周亦卿博士之兒子；而周博士為本公司之主席，並於本公佈日期持有本公司已發行股本3.98%權益。彼亦為本公司執行董事周莉莉小姐之弟。於本公佈日期，周先生為其士國際集團有限公司(「其士國際」)執行董事，該公司於香港聯合交易所有限公司上市，股份代號為025；而其士國際作為本公司的主要股東並持有本公司已發行股本約50.77%權益。周先生的父親周亦卿博士實益持有其士國際51.79%之權益。除以上披露外，周先生與本公司其他董事、高級管理層、主要股東、控股股東或彼等各自之聯繫人概無任何關係，亦無持有須根據香港法例第571章證券及期貨條例(「證券及期貨條例」)第XV部作出披露之本公司股份任何其他權益。

周先生亦為就證券及期貨條例第XV部而言本集團若干公司的董事。除以上披露外，周先生於本集團任何成員公司概無擔任任何其他職務。

本公司與周先生並無任何服務合約，亦無訂立任何特定或建議之服務年期。周先生須根據本公司之細則輪值告退並膺選連任。周先生之董事酬金將由董事會釐定並經股東於股東週年大會上批准，亦參照本公司業績與盈利狀況、同業水平及市場環境而釐定。

除以上披露外，董事會並不知悉任何需本公司股東注意的事項。

董事會藉此機會歡迎周先生加入董事會。

承董事會命
其士科技控股有限公司
主席
周亦卿

香港，二零零五年四月十八日

於本公佈日期，本公司之執行董事為周亦卿博士、馮伯坤先生、郭海生先生、簡嘉翰先生、周維正先生及周莉莉小姐；獨立非執行董事為米原慎一先生、胡經昌先生及鄺文星先生。

* *僅供識別*

The Standard Monday, October 4, 2004



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Chevalier iTech Holdings Limited (the "Company") is pleased to announce that Mr KWONG Man Sing has been appointed as an Independent Non-Executive Director and a Member of Audit Committee of the Company with effect from 30th September, 2004.

Mr Kwong, aged 58, is a professional accountant and also holds a Bachelor degree of Applied Science in Electrical Engineering of University of Toronto. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Canadian Institute of Chartered Accountants. Mr Kwong was with PricewaterhouseCoopers, Certified Public Accountants for more than 32 years, of which he was an audit partner since 1980 until he retired from the firm on 30 June 2002. Mr Kwong has not held any directorship in any other listed public company in the last three years.

Mr Kwong does not hold any position in any member of the Group nor does he have any relationship with any other directors, senior management or substantial shareholders or controlling shareholders of the Company or their respective associates. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is neither any service contract between the Company and Mr Kwong nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Kwong is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's fee payable to Mr Kwong will be fixed by the Board subject to shareholders' approval in annual general meeting and the emolument of director is determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed above, the Board does not aware of any other matters that need to be brought to the attention of holders of securities of the Company.

The Board would like to take this opportunity to welcome Mr Kwong to join the Board.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 30th September, 2004

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching, Messrs Fung Pak Kwan, Kuok Hoi Sung, Kan Ka Hon and Ms Lily Chow. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

* *For identification purpose only*



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

NOTICE OF 2005 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 9th September, 2005 at 10:00 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2005.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "THAT the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as a special resolution of the Company:–

SPECIAL RESOLUTION

"THAT the Bye-laws of the Company be and are hereby amended in the following manner:–

(a) By deleting the existing wording for Bye-law 95 and replacing with the following new wording:

"The Directors shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time by the shareholders in general meeting.

(b) By deleting the existing Bye-law 112.(A) in its entirety and substituting therewith a new Bye-law 112.(A) as follows:–

"112.(A) Notwithstanding any other provisions in the Bye-laws but subject to the Statutes, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation. Every Director shall retire from office no later than the third annual general meeting since the last re-election or appointment of such Director."

(c) By adding the following wording after the existing wording for Bye-law 115:

"The Company may from time to time in general meeting by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at the meeting."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 29th July, 2005

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Monday, 22nd August, 2005 to Friday, 26th August, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited not later than 4:00 p.m. on Friday, 19th August, 2005.

(d) An explanatory statement regarding the proposals of re-electing the retiring Director of the Company, granting general mandates to issue new shares and to repurchase own shares, and making amendments to the Bye-laws of the Company has been despatched to the shareholders of the Company together with this notice.

(e) Information on the retiring Directors has been set out in page 2 of the circular of the Company dated 29th July, 2005.

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman), Messrs Fung Pak Kwan (Managing Director), Kuok Hoi Sang, Kan Ka Hon, Chow Vee Tsung, Oscar and Ms Lily Chow. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

website: http://www.chevalier-itech.com

* *For identification purpose only*

(Page 1)

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2005

RESULTS

The Directors of Chevalier iTech Holdings Limited ("the Company") announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 2005, together with the comparative figures for the previous year, are summarized as follows:

	Notes	2005 HK$'000	2004 HK$'000
Turnover	1	687,108	670,583
Cost of sales		(626,233)	(597,626)
Gross profit		60,875	72,957
Other operating income		1,744	8,924
Distribution costs		(52,884)	(52,642)
Administrative expenses		(4,595)	(3,757)
Other operating expenses		(210)	(1,979)
Profit from operations		4,930	23,503
Finance costs		(1)	(22)
Share of result of an associate		(826)	(77)
Gain on discontinued operations		–	1,016
Profit before taxation	2	4,103	24,420
Taxation	3	(339)	(1,557)
Profit for the year		3,764	22,863
Dividend		3,427	8,568
Earnings per share	4		
Basic		2.20 cents	13.34 cents
Diluted		N/A	N/A

Notes:

1. **Turnover**

An analysis of the Group's turnover and contribution to operating profit (loss) by business segments and geographical segments is as follows:

(a) **By business segments**
Year ended 31st March, 2005

	Continuing operations: Computer and business machines HK$'000	Continuing operations: Network solution and telecommunication systems HK$'000	Continuing operations: Technical and maintenance services HK$'000	Continuing operations: Investments in securities and others HK$'000	Discontinued operations: General merchandise trading HK$'000	Discontinued operations: Telecommunication services and retailing HK$'000	Total HK$'000
TURNOVER							
Total sales	453,141	109,362	42,829	112,248	-	-	717,580
Inter-segment sales	(21,372)	(2,065)	(7,035)	-	-	-	(30,472)
External sales	431,769	107,297	35,794	112,248	-	-	687,108

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Computer and business machines	Network solution and telecommunication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Telecommunication services and retailing	Total
RESULTS							
Segment results	1,609	513	2,388	1,349	-	-	5,859
Interest income							269
Unallocated corporate income							302
Unallocated corporate expenses							(1,500)
Profit from operations							4,930
Finance costs							(1)
Share of result of an associate	(826)	-	-	-	-	-	(826)
Profit before taxation							4,103
Taxation							(339)
Profit for the year							3,764

Year ended 31st March, 2004

	Continuing operations: Computer and business machines HK$'000	Continuing operations: Network solution and telecommunication systems HK$'000	Continuing operations: Technical and maintenance services HK$'000	Continuing operations: Investments in securities and others HK$'000	Discontinued operations: General merchandise trading HK$'000	Discontinued operations: Telecommunication services and retailing HK$'000	Total HK$'000
TURNOVER							
Total sales	433,462	121,109	46,560	124,477	-	1,818	727,426
Inter-segment sales	(48,723)	(1,850)	(5,446)	-	-	(824)	(56,843)
External sales	384,739	119,259	41,114	124,477	-	994	670,583

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Computer and business machines	Network solution and telecommunication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Telecommunication services and retailing	Total
RESULTS							
Segment results	720	(1,668)	2,717	13,344	-	2,780	17,893
Interest income							3,035
Unallocated corporate income							4,152
Unallocated corporate expenses							(1,377)
Profit from operations							23,503
Finance costs							(22)
Share of result of an associate	(77)	-	-	-	-	-	(77)
Gain on discontinued operations	-	-	-	-	68	948	1,016
Profit before taxation							24,420
Taxation							(1,557)
Profit for the year							22,863

(b) **By geographical segments**

	Turnover 2005 HK$'000	Turnover 2004 HK$'000
Hong Kong	607,118	516,689
Thailand	69,028	124,176
Others	10,962	29,718
	687,108	670,583

2. **Profit before taxation**

	2005 HK$'000	2004 HK$'000
Profit before taxation is arrived at after charging:		
Cost of stock sold	424,252	381,115
Depreciation on property, plant and equipment	4,681	4,803
Operating lease payments in respect of renting of premises	8,457	10,592
Staff costs, including directors' emoluments	78,763	80,392

3. **Taxation**

	2005 HK$'000	2004 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	228	748
Overseas	410	430
Deferred taxation		
Hong Kong	(299)	379
	339	1,557

Provision for Hong Kong Profits Tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

4. **Earnings per share**

Basic earnings per share are calculated based on the profit for the year of HK$3,764,000 (2004: HK$22,863,000) and on the number of ordinary shares issued of 171,355,871 (2004: 171,355,871).

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK1 cent (2004: HK3 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 26th August, 2005. This, together with the interim dividend of HK1 cent (2004: HK2 cents) per share paid during the year, represents a dividend distribution of HK2 cents (2004: HK5 cents) per share for the year ended 31st March, 2005. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be distributed and paid on or about Tuesday, 13th September, 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 22nd August, 2005 to Friday, 26th August, 2005, both days inclusive, during which period no transfer of shares will be effected. To qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 19th August, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

The overall performance of the Group during the year under review paled when compared with the previous year. A net profit of HK$3.8 million was recorded compared with HK$22.9 million last year. The major setback was the write-down of certain direct investment due to the impairment in value and the unrealized loss arising from marking to market the value of fixed income investment.

Turnover of the Computer and Business Machines Division grew 12.2% to HK$432 million and segment operating profit increased 123% to HK$1.6 million. Although the sales of computer equipment grew 25%, it was lower than expected as a result of the business machine market shrinking. The general economic recovery did not appear to have produced a strong enough drive for the traditional business machine sector. The demand for computer equipment, however, kept on growing prompted by the introduction of new notebook computers at attractive prices.

The results of the Network Solutions and Telecommunication Systems Division greatly improved during the year under review. Although turnover recorded a mild decrease from HK$119 million to HK$107 million, the Division turned in profit of HK$0.5 million compared with the HK$1.7 million loss last year. During the year, the division was awarded several major contracts which included:

1. a 2-year contract for ELV Maintenance Service of One IFC and the Southern Podium of IFC Mall and Two IFC Podium Shopping Mall;
2. a contract for the design, supply and installation of CCTV Video Storage Solution for MTRC at Two IFC;
3. a 2-year contract for the supply, installation, commissioning and maintenance of the Toshiba Business Telephone System and adjunct products for various HKSAR government departments;
4. the provision of NEC PABX and Peripheral Products to Television Broadcasts Limited's New TV City in Tseung Kwan O; and
5. the provision of residential wireless LAN systems to TownGas Telecom.

After experiencing continued downturn during past years, the performance of the Technical and Maintenance Services Division has stabilized with the economy on general recovery. The Division will continue to strive to deliver high quality service to the customers and tightly control its operating expenses.

The investment market was volatile during the year, which led to a decline in both turnover and profit of the Group's investment segment. To minimize risk and maximize return, the Group's investment portfolio is weighed more heavily on high-rate structured deposits and debentures. The Group will continue to handle its cash on hand with prudence.

SUBSEQUENT EVENT

Subsequent to the balance sheet date, the Group acquired the entire issued share capital of *Pacific Coffee (Holdings) Limited ("Pacific Coffee")* at a total consideration of HK$205 million of which HK$60 million was financed by bank borrowings. Pacific Coffee is engaged in the business of trading and retailing of coffee products, and operation of coffee shops. The acquisition was completed on 20th May, 2005 and a circular dated 30th June, 2005 was sent to the shareholders of the Company. Pacific Coffee now operates 39 retail outlets in Hong Kong and 6 in Singapore, all of which sell premium roasted whole bean coffees, speciality coffees and coffee-related hardware and supplies. Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate customers. Besides enabling the Group to capture the fast growing and lucrative specialty coffee business in Hong Kong, the PRC and neighbouring countries, the Board sees the acquisition as another critical move of the Group to diversify its businesses and broaden its income stream.

PROSPECTS

Global economic growth is expected to moderate in 2005 after the strong surge in 2004. In the US, rising interest rates are expected to slow down economic growth. The recent rises in oil price may also have negative impact on global economic growth. In the Mainland, the macroeconomic control measures implemented by the government to curb excessive investment are expected to cap economic growth rate. While the Hong Kong economy clearly saw an upturn in 2004, the economy remains extremely sensitive to outside factors. In view of the above, the Group will continue to focus on boosting its profitability. It will work on the top line as well as continue to improve its cost and expense structure and overall business efficiency.

The Group is at a turning point in 2005 after years of internal efforts to streamline its businesses and the recent entry into the lifestyle food and beverage market. While the IT business is improving, the latest acquisition of Pacific Coffee has opened the Group to lucrative new business opportunities. The fast growing specialty coffee business is expected to fuel the Group's recurrent income as it starts to generate turnover and profit contribution to the Group in the coming financial year.

Going forward, the Group sees abundant opportunities for its existing core businesses and its new food and beverage business in Hong Kong, the PRC and other neighbouring countries. Staffed by well-experienced professionals and armed with top-notch expertise, the Group is well position to seize those opportunities. We will continue to do our best in meeting our customers' needs, drive profitability growth and create shareholders' value. Our goal is to evolve into a more customer- and market-driven company.

FINANCIAL REVIEW

As at 31st March, 2005, the Group's total net asset amounted to HK$381 million (2004: HK$384 million), a decrease of HK$3 million or 1% when compared with 2004. At the balance sheet date, the Group's bank and other borrowings amounted to HK$121,000 (2004: HK$151,000). Cash and deposit at bank amounted to HK$90 million (2004: HK$64 million).

EMPLOYEES AND REMUNERATION POLICIES

The Group employed approximately 570 full time staff globally as at 31st March, 2005. Total staff costs amounted to approximately HK$79 million for the year ended 31st March, 2005. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of Rules 3.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules"), comprises Messrs Shinichi YONEHARA, WU King Cheong and KWONG Man Sing (who was appointed on 30th September, 2004), all the Independent Non-Executive Directors of the Company, met twice in the year. During the meetings, the Audit Committee has reviewed with the management the connected transactions, interim and annual reports of the Group, the accounting principles and practices adopted by the Group, the auditing, internal controls and financial reporting matters including the review of the audited financial statements for the year ended 31st March, 2005.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied throughout the year ended 31st March, 2005 with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules, which was still in force prior to 1st January, 2005 and remains applicable to the year under review, save and except that all the Independent Non-Executive Directors of the Company are not appointed for any specific terms but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code for the year ended 31st March, 2005.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force prior to 31st March, 2004, which remains applicable to the results announcement in respect of the accounting period commencing before 1st July, 2004 under the transitional arrangements, will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to thank the management and all staff for their concerted effort, commitment and professionalism.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 13th July, 2005

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman), Messrs Fung Pak Kwan (Managing Director), Kuok Hoi Sang, Kan Ka Hon, Chow Vee Tsung, Oscar and Ms Lily Chow. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

website: http://www.chevalier-itech.com

* *For identification purpose only*

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock code: 508)

MAJOR TRANSACTION

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock code: 025)

DISCLOSEABLE TRANSACTION



PACIFIC COFFEE (HOLDINGS) LIMITED

Financial Adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

On 6th April, 2005, CIL entered into the Agreement with the Vendors and the Associated Parties to acquire from them their respective interests in Pacific Coffee, which in aggregate represents the entire issued share capital of Pacific Coffee for a cash consideration of HK$205 million. Details of the Agreement are set out below.

The Acquisition constitutes a major transaction for CiTL. CiTL has received a written approval in respect of the Acquisition from CIHL, which at the date of this announcement holds approximately 50.77% of the issued share capital of CiTL. No shareholder of CiTL, including CIHL and its associates, is interested in the Acquisition except as a shareholder of CiTL, therefore no shareholder of CiTL would be required to abstain from voting at a general meeting of CiTL to approve the Acquisition. To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL and having made all reasonable enquiry, none of the Vendors, the Associated Parties and the Warrantor or their respective associates have any interests in CIHL or CiTL. Accordingly, under Rule 14.44 of the Listing Rules, a general meeting of CiTL for its shareholders to approve the Acquisition will not be held. A circular containing further details of the Agreement and financial information relating to Pacific Coffee and CiTL will be despatched to the shareholders of CiTL as soon as practicable.

The Acquisition constitutes a discloseable transaction for CIHL under the Listing Rules. A circular containing further information in respect of the Agreement and other information as required under the Listing Rules will be despatched to the shareholders of CIHL as soon as practicable.

Trading in the shares of CiTL on the Stock Exchange was suspended with effect from 9:30 a.m. on Monday, 4th April, 2005 at the request of CiTL pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of CiTL with effect from 9:30 a.m. on Monday, 11th April, 2005.

AGREEMENT DATED 6TH APRIL, 2005

Parties to the Agreement

Vendors and Associated Parties:	Various corporations and individuals. To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL and having made all reasonable enquiry, the Vendors (and in cases where the Vendor is a corporation, their ultimate beneficial owners) and the Associated Parties are independent of CIHL and CiTL or any of their respective connected persons, and are not connected persons of CIHL or CiTL.
Warrantor:	Empress Dowager Limited. To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL and having made all reasonable enquiry, the Warrantor and its ultimate beneficial owner are independent of CIHL and CiTL or any of their respective connected persons, and are not connected persons of CIHL or CiTL.
Purchaser:	CIL, a wholly-owned subsidiary of CiTL
Guarantor:	CiTL, to guarantee the performance of the obligations of CIL under the Agreement

Asset to be acquired

400,337 ordinary shares of Pacific Coffee, being the entire issued share capital of Pacific Coffee.

Pacific Coffee's first outlet was established in 1993. Pacific Coffee now operates 39 retail outlets in Hong Kong and five in Singapore. Pacific Coffee sells high quality, premium roasted whole bean coffees, specialty coffees and cold beverages, baked goods and pastries along with coffee-related hardware and supplies. Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate customers including hotels, restaurants, clubs and large corporations. In addition, Pacific Coffee Group is also engaged in the wholesale of selected coffee beans in Hong Kong, Macau, the PRC and Singapore.

For the year ended 31st March, 2003, Pacific Coffee recorded an audited consolidated profit before and after tax of approximately HK$6.2 million and HK$4.3 million respectively. For the year ended 31st March, 2004, Pacific Coffee recorded an audited consolidated profit before and after tax of approximately HK$11.9 million and HK$9.4 million respectively. EBITDA of Pacific Coffee for 2003 and 2004 was approximately HK$17.6 million and HK$24.0 million respectively.

As at 31st March, 2004, the audited consolidated net asset value of Pacific Coffee was approximately HK$70.3 million.

Consideration

The consideration for the Acquisition was HK$205 million in cash, which was agreed between CIL and the Vendors after arm's length negotiations. The consideration represents approximately 22 times of the 2004 audited consolidated net profit of Pacific Coffee and 8.5 times of the 2004 EBITDA of Pacific Coffee. The Boards of both CiTL and CIHL are of the view that the consideration for the Acquisition is reasonable after taking into account the growth rate of Pacific Coffee in the past years, the growth potential in demand for specialty coffee in Hong Kong, the southeast Asia region and the PRC market, as well as the goodwill of Pacific Coffee.

The entire consideration will be financed by the internal resources of the CiTL Group only. Given the current cashflow position, the cash and the cash equivalent securities of the CiTL Group, the Board of CiTL considers the Acquisition will not have a significant adverse impact on the CiTL Group's liquidity.

Upon completion of the Acquisition, CIL will pay to the Vendors HK$164 million in cash, representing 80% of the consideration. The remaining HK$41 million of the consideration, being the Escrow Amount, will be deposited with the Escrow Agent. *The release of such Escrow Amount will be subject to the terms of the* Escrow Agreement to be entered between the Vendors, the Warrantor, the Purchaser and the Escrow Agent on completion of the Agreement. In the event of any breach of warranties given by the Warrantor (which relate to various aspects of the Pacific Coffee Group, including but not limited to its assets and liabilities, investments, accounts and records), the liability of the Warrantor shall be an amount equal to the diminution in value of the Sale Shares thereby caused and such amount will be deducted from the Escrow Amount. In the event of any dispute between the Warrantor and CIL as to the amount of the diminution, it will be resolved by final judgment of the courts of the relevant jurisdiction.

It is further provided under the warranties that in the event the audited consolidated net profit before tax (excluding exceptional and extraordinary items) of Pacific Coffee for the eleven months ended 28th February, 2005 is three percent lower than that set out in the consolidated management accounts of Pacific Coffee provided to CIL, CIL will be compensated with an amount equal to eight times of the shortfall, which will be settled by the Warrantor by deducting the same amount from the Escrow Amount.

Claims under the warranties are limited to the Escrow Amount.

50% of the Escrow Amount, together with interest accrued thereon, less any deduction or compensation as aforesaid will be released to the Warrantor on the later of (i) 28 days from the date of issuance of the audited consolidated financial statements of the Pacific Coffee Group for the eleven months ended 28th February, 2005 (and if such date is not a Business Day, then the following Business Day) and (ii) two months after the date of completion of the Agreement, provided that such date is no later than 30th November, 2005. The balance of any remaining sum of the Escrow Amount will be released to the Warrantor on the earlier of (i) 31st July, 2006 and (ii) the date of issuance of the audited financial statement of Pacific Coffee and its then subsidiaries for the period commencing from 1st April, 2005 and ending 31st March, 2006 (and if such date is not a Business Day, then the following Business Day).

Completion

Completion of the Agreement shall take place on 20th May, 2005 or any other *date as may be agreed between Mr. Neir, on behalf of the Vendors, and CIL.*

BACKGROUND TO AND REASONS FOR THE ACQUISITION

The Board was approached by Anglo Chinese Corporate Finance, Limited, the financial adviser to the Vendors in January 2005 regarding an investment opportunity in Pacific Coffee. After carrying out financial and legal due diligence on the businesses of Pacific Coffee, the CiTL Group commenced negotiations with the Vendors in acquiring the entire issued share capital of Pacific Coffee. The Agreement was reached between the parties to the Agreement on 6th April, 2005.

The businesses of the CiTL Group have been deteriorating which is reflected by the diminishing turnover of the CiTL Group in the recent years. The Boards of both CiTL and CIHL consider the Acquisition not only enables the CiTL Group to capture the fast growing and lucrative specialty coffee business in Hong Kong, the PRC and neighbouring countries, it also enables the CiTL Group to diversify its businesses and broaden its income stream.

The respective Boards of CiTL and CIHL consider the terms of the Acquisition, including the consideration, are fair and reasonable and the Acquisition is beneficial to CiTL and CIHL and their respective shareholders.

OTHER INFORMATION

CiTL is an investment holding company which, through its subsidiaries, is principally engaged in the trading and servicing of computer and business machines, provision of network system and solution services, provision of technical and maintenance services and investment in securities. Under the Agreement, Mr. Neir, who is the chief executive officer and a director of Pacific Coffee, has undertaken to use his best endeavours to ensure that the employment contracts of certain key employees of Pacific Coffee shall include a provision requiring six months notice of termination. The management of CiTL believes that such provision mitigates any possible disruption to the operation of Pacific Coffee due to the change of control. In the event of any resignation of key employees, CiTL would have sufficient time to recruit appropriate and competent replacement.

CIHL is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment and information technology.

LISTING RULES IMPLICATIONS

Under the Listing Rules, the Acquisition constitutes a major transaction for CiTL and would normally require shareholders' approval at a general meeting of CiTL. According to Rule 14.44 of the Listing Rules, in the event that a written shareholders' approval has been obtained from a shareholder who holds more than 50% in nominal value of the securities giving the right to attend and vote at the general meeting to approve the transaction, the general meeting for shareholders to approve the transaction is not required. CiTL has received a written approval in respect of the Acquisition from CIHL, which at the date of this announcement *holds approximately 50.77% of the issued share capital of CiTL. No shareholder* of CiTL, including CIHL and its associates, is interested in the Acquisition except as a shareholder of CiTL, therefore no shareholder of CiTL would be required to abstain from voting at a general meeting of CiTL to approve the Acquisition. To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL and having made all reasonable enquiry, none of the Vendors, the Associated Parties and the Warrantor or their respective associates have any interests in CIHL or CiTL. Accordingly, under Rule 14.44 of the Listing Rules, a general meeting of CiTL for its shareholders to approve the Acquisition will not be held. A circular containing further details of the Agreement and financial information on Pacific Coffee and CiTL will be despatched to the shareholders of CiTL as soon as practicable.

The Acquisition constitutes a discloseable transaction for CIHL under the Listing Rules. A circular containing further information on the Agreement and other information as required under the Listing Rules will be despatched to the shareholders of CIHL as soon as possible.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the shares of CiTL on the Stock Exchange was suspended with effect *from 9:30 a.m. on Monday, 4th April, 2005 at the request of CiTL pending the* release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of CiTL with effect from 9:30 a.m. on Monday, 11th April, 2005.

TERMS USED IN THIS ANNOUNCEMENT

"Acquisition"	the proposed acquisition of the entire issued share capital of Pacific Coffee
"Agreement"	a share purchase agreement dated 6th April, 2005 entered into between CIL, CiTL, the Vendors, the Associated Parties and the Warrantor
"associate"	has the meaning ascribed to it under the Listing Rules
"Associated Parties"	Mr. Roger King, as warrantor in respect of Albreda Investment Limited (a Vendor) under the Agreement, and Mr. Robert Naylor, the holder of options over shares in Pacific Coffee, all such options will be cancelled upon completion of the Acquisition as agreed under the Agreement
"Board"	the board of directors
"Business Day"	a day (other than a Saturday or Sunday) on which banks are open for ordinary banking business in Hong Kong
"CIL"	Chevalier iTech Limited, a wholly-owned subsidiary of CiTL
"CIHL"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"CiTL"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"CiTL Group"	CiTL and its subsidiaries
"EBITDA"	the earnings before interest, tax, depreciation and amortization
"Escrow Agent"	Messrs. Robertsons, the legal advisers to CIL on the Acquisition
"Escrow Amount"	the amount of HK$41,000,000 to be deposited with the Escrow Agent on completion of the Agreement
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"Mr. Neir"	Mr. Thomas Neir, the founder, who is also one of the Vendors and a director of Pacific Coffee
"PRC"	The People's Republic of China, excluding Hong Kong, Macau and Taiwan for the purpose of this announcement
"Pacific Coffee"	Pacific Coffee (Holdings) Limited, a company incorporated in the British Virgin Islands with limited liability on 25th July, 1995
"Pacific Coffee Group"	Pacific Coffee and its subsidiaries
"Sale Shares"	400,337 ordinary shares of Pacific Coffee, being the entire issued share capital of Pacific Coffee
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendors"	Corporations: Albreda Investment Limited, which is an investment holding company; Citicorp International Finance Corporation, which is a holding company engaging in international financing and merchant banking investment activities; Emperor Phoenix Limited, which is an investment holding company and its sole asset is its interest in Pacific Coffee; High Class Associates Limited, which is an investment holding company and its sole asset is its interest in Pacific Coffee Individuals: Michael and Patricia Berchtold; Katherine and Timothy Connor; Roy and Kipp Delbyck; Karen and David Handmaker; Mary Jenneskens; John and Lesley McKay; Carolyn and Brendan Miles; Christine Joanne Neir; David and Suzanne Neir; James and Catherine Neir; Paul Neir; Robert Louis Neir; Thomas Michael Neir; Thomas Michael Neir and Sally Otten; Philip Richard Oakden; James Brandon Schlueter and Laura Lee Wilbraham; Mark and Christine Silverstein; Laurie Smiley and George Bennett; Anthony and Anna Wilkinson; Daisy S. Yao and Denisa Y. Tong
"Warrantor"	Empress Dowager Limited, a company incorporated in the British Virgin Islands with limited liability on 3rd March, 2005, which has provided certain warranties to CIL in respect of the businesses of the Pacific Coffee Group pursuant to the Agreement
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 8th April, 2005

* *for identification only*

As at the date of this announcement, the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Messrs. Kuok Hoi Sang, Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung as executive directors, and Mr. Wong Wang Fat, Andrew, Dr. Chow Ming Kuen, Joseph and Mr. Li Kwok Heem, John as independent non-executive directors.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHEVALIER iTECH HOLDINGS LIMITED

其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 508)

ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS

On 30th September, 2004, CIHL Group entered into termination agreements with certain members of the Group in respect of the Former Tenancy Agreements. On the same date, COAHL, a wholly-owned subsidiary of the Company, entered into the New Tenancy Agreements as tenant, with Winfield Development, Peak Gain and Oriental Sharp as landlords respectively. Winfield Development, Peak Gain and Oriental Sharp are wholly-owned subsidiaries of CIHL, a substantial shareholder of the Company, and therefore connected persons of the Company under the Listing Rules.

The Transactions constitute non-exempt continuing connected transactions of the Company under the Listing Rules. Since the total annual rental payable by COAHL under the Transactions represents less than 25% of the applicable percentage ratios of the Company and is less than HK$10,000,000, the Transactions will be subject to the reporting and announcement requirements under Rule 14A.34 of the Listing Rules and are exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

FORMER TENANCY AGREEMENTS

In 1996, the Group entered into three Former Tenancy Agreements with CIHL Group. The three Former Tenancy Agreements included one between the Company and Winfield Development for a total gross floor area of approximately 1,200 sq. ft. at Chevalier Warehouse Building, one between the Company and Union Pearl for a total gross floor area of approximately 23,000 sq. ft. at Chevalier Commercial Centre, and another one between COAHL and Peak Gain for a total gross floor area of approximately 78,000 sq. ft. at Chevalier Engineering Service Centre.

The above Former Tenancy Agreements constituted continuing connected transactions of the Company under the Listing Rules then in force. The Company applied to and was granted by the Stock Exchange waivers from strict compliance with the requirements under the Listing Rules then in force in respect of the Former Tenancy Agreements.

The tenancy agreement between the Company and Winfield Development was terminated at the end of 2000.

After reviewing the Group's requirement for office space, the Board resolved to reduce the office space that the Group currently occupies. The Board negotiated with and has reached an agreement with CIHL Group to early terminate the Former Tenancy Agreements with Union Pearl and Peak Gain with effect from 30th September, 2004, before the expiry date of the Former Tenancy Agreements on 31st December, 2004, and at the same time to enter into the New Tenancy Agreements.

NEW TENANCY AGREEMENTS

On 30th September, 2004, COAHL, a wholly-owned subsidiary of the Company, entered into the Warehouse Tenancy Agreement, the Service Centre Tenancy Agreement and the Commercial Centre Tenancy Agreement as tenant with Winfield Development, Peak Gain and Oriental Sharp as landlords respectively.

1. Warehouse Tenancy Agreement

Date of agreement : 30th September, 2004
Landlord : Winfield Development
Tenant : COAHL
Premises : Portion of 3rd Floor of Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories, Hong Kong
Term : two years commencing from 1st October, 2004 to 30th September, 2006 (both dates inclusive)
Annual rental : HK$601,704 (HK$50,142 payable monthly)

2. Service Centre Tenancy Agreement

Date of agreement : 30th September, 2004
Landlord : Peak Gain
Tenant : COAHL
Premises : Portion of 6th Floor, 7th Floor, 8th Floor, 9th Floor and 10th Floor of Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong
Term : two years commencing from 1st October, 2004 to 30th September, 2006 (both dates inclusive)
Annual rental : HK$3,571,392 (HK$297,616 payable monthly)

3. Commercial Centre Tenancy Agreement

Date of agreement : 30th September, 2004
Landlord : Oriental Sharp
Tenant : COAHL
Premises : Portion of 19th Floor and 22nd Floor of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong
Term : two years commencing from 1st October, 2004 to 30th September, 2006 (both dates inclusive)
Annual rental : HK$135,480 (HK$11,290 payable monthly)

BACKGROUND TO AND REASONS FOR THE TRANSACTIONS

The Group has been renting certain premises from the CIHL Group pursuant to the Former Tenancy Agreements. As discussed above, the Board resolved to reduce the office space the Group currently occupies and entered into termination agreement with CIHL Group to early terminate the Former Tenancy Agreements and at the same time, to enter into the New Tenancy Agreements.

The premises, subject to the Warehouse Tenancy Agreement, the Service Centre Tenancy Agreement and the Commercial Centre Tenancy Agreement, will be used by the Group for office or warehouse purposes (as the case may be). The rental under each of the Warehouse Tenancy Agreement, the Service Centre Tenancy Agreement and the Commercial Centre Tenancy Agreement were agreed after arm's length negotiations between each of the current landlords and COAHL with reference to valuation reports on market rental on each of the premises conducted by Knight Frank Hong Kong Limited, a firm of independent professional surveyors, in September 2004. The Directors (including the independent non-executive Directors) are of the opinion that each of the Warehouse Tenancy Agreement, the Service Centre Tenancy Agreement and the Commercial Centre Tenancy Agreement is made on normal commercial terms in the ordinary and usual course of business of the Group and is in the best interest of the Company and its shareholders as a whole and that its terms and conditions are fair and reasonable to the Company.

The aggregate rental payable by COAHL to CIHL Group will not exceed HK$2,154,288 for the six months ending 31st March, 2005, HK$4,308,576 for the year ending 31st March, 2006 and HK$2,154,288 for the six months ending 30th September, 2006.

Winfield Development, Peak Gain and Oriental Sharp are wholly-owned subsidiaries of CIHL, a substantial shareholder of the Company, and therefore connected persons of the Company under the Listing Rules. The Transactions therefore constitute non-exempt continuing connected transactions for the Company under the Listing Rules. Since the total annual rental payable by COAHL under the Transactions represents less than 25% of the applicable percentage ratios of the Company and is less than HK$10,000,000, the Transactions will be subject to the reporting and announcement requirements under Rule 14A.34 of the Listing Rules and are exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. The Company will comply with the reporting and announcement requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules.

GENERAL

The Company and its subsidiaries are principally engaged in the trading and servicing of computer and business machines, provision of network system and solution services, provision of technical and maintenance services and investment in securities.

The principal business of Winfield Development, Peak Gain and Oriental Sharp is property investment for rental income purpose.

TERMS USED IN THIS ANNOUNCEMENT

"Board"	the board of Directors
"CIHL"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability with its shares listed on the main board of the Stock Exchange and a substantial shareholder interested in approximately 50.77% of the issued share capital of the Company
"CIHL Group"	CIHL and its subsidiaries (excluding the Company and its subsidiaries for the purpose of this announcement)
"COAHL"	Chevalier (OA) Holdings Limited, a company incorporated in Hong Kong with limited liability, which is wholly owned by the Company
"Commercial Centre Tenancy Agreement"	the tenancy agreement dated 30th September, 2004 entered into between COAHL and Oriental Sharp
"Company"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning ascribed to it in the Listing Rules
"Directors"	the directors of the Company
"Former Tenancy Agreements"	the tenancy agreements entered into between the Group and each of Union Pearl and Peak Gain on 1st January, 2003, each for a term of two years up to 31st December, 2004, in respect of certain premises at Chevalier Commercial Centre and Chevalier Engineering Service Centre respectively
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"New Tenancy Agreements"	the Warehouse Tenancy Agreement, the Service Centre Tenancy Agreement and the Commercial Centre Tenancy Agreement
"Oriental Sharp"	Oriental Sharp Limited, a company incorporated in Hong Kong with limited liability, which is wholly owned by CIHL
"Peak Gain"	Peak Gain Limited, a company incorporated in Hong Kong with limited liability, which is wholly owned by CIHL
"Service Centre Tenancy Agreement"	the tenancy agreement dated 30th September, 2004 entered into between COAHL and Peak Gain
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning ascribed to it in the Listing Rules
"Transactions"	the transactions contemplated under the Warehouse Tenancy Agreement, the Service Centre Tenancy Agreement and the Commercial Centre Tenancy Agreement
"Union Pearl"	Union Pearl Development Limited, a company incorporated in Hong Kong with limited liability, which is wholly owned by CIHL
"Warehouse Tenancy Agreement"	the tenancy agreement dated 30th September, 2004 entered into between Winfield Development and COAHL
"Winfield Development"	Winfield Development Limited, a company incorporated in Hong Kong with limited liability, which is wholly owned by CIHL
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 3rd November, 2004

* *for identification purpose only*

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon and Miss Lily Chow as executive Directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive Directors.

CHEVALIER iTECH HOLDINGS LIMITED

其士科技控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

RESULTS

The Directors of Chevalier iTech Holdings Limited ("the Company") announce the unaudited condensed consolidated interim results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 2004 together with the comparative figures for the corresponding period in 2003 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2004

	Notes	Unaudited Six months ended 30th September, 2004 HK$'000	2003 HK$'000
Turnover	2	319,867	341,747
Cost of sales		(286,482)	(312,851)
Gross profit		33,385	28,896
Other operating income		609	5,852
Distribution costs		(24,098)	(24,244)
Administrative expenses		(2,373)	(2,062)
Other net operating expenses		(4,172)	392
Profit from operations	3	3,351	8,834
Finance costs		–	(7)
Share of result of an associate		(24)	(235)
Gain on discontinued operations		–	577
Profit before taxation		3,327	9,169
Taxation	4	(825)	(768)
Profit for the period		2,502	8,401
Interim dividend	5	1,714	3,427
Earnings per share	6		
Basic		1.46 cents	4.90 cents
Diluted		N/A	N/A
Interim dividend per share		1 cent	2 cents

NOTES TO CONDENSED FINANCIAL STATEMENTS
For the six months ended 30th September, 2004

1. **Significant accounting policies**
   The condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

   The accounting policies adopted in these condensed interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the audited financial statements for the year ended 31st March, 2004.

2. **Segment information**
   An analysis of the Group's turnover and contribution to operating profit/(loss) by business segments and turnover by geographical segments are as follows:

   (a) **By business segments**
   For the six months ended 30th September, 2004

	Computer and business machines HK$'000	Network solution and telecommunication systems HK$'000	Technical and maintenance services HK$'000	Investments in securities and others HK$'000	Total HK$'000
TURNOVER					
Total sales	231,174	48,598	34,020	25,184	338,976
Inter-segment sales	(10,986)	(1,343)	(6,780)	–	(19,109)
External sales	220,188	47,255	27,240	25,184	319,867
RESULTS					
Segment results	2,199	788	717	1,327	5,031
Interest income					543
Unallocated corporate expenses					(2,223)
Profit from operations					3,351
Finance costs					–
Share of results of an associate	(24)	–	–	–	(24)
Profit before taxation					3,327
Taxation					(825)
Profit for the period					2,502

   For the six months ended 30th September, 2003

	Continuing operations: Computer and business machines HK$'000	Network solution and telecommunication systems HK$'000	Technical and maintenance services HK$'000	Investments in securities and others HK$'000	Discontinued operations: General merchandising, trading HK$'000	Telecommunication services and retailing HK$'000	Total HK$'000
TURNOVER							
Total sales	200,243	[illegible]	22,031	78,351	11	906	[illegible]
Inter-segment sales	(21,872)	(1,445)	(2,135)	–	(1)	(30)	[illegible]
External sales	178,371	[illegible]	19,896	78,351	10	876	341,747
RESULTS							
Segment results	[illegible]	[illegible]	[illegible]	[illegible]	–	–	8,331
Interest income							715
Unallocated corporate expenses							(212)
Profit from operations							8,834
Finance costs							(7)
Share of results of an associate	(235)	–	–	–	–	–	(235)
Gain on discontinued operations	–	–	–	–	86	491	577
Profit before taxation							9,169
Taxation							(768)
Profit for the period							8,401

   Note: Inter-segment sales are charged at prices determined by management with reference to market prices.

   (b) ***By geographical segments***

	Turnover Six months ended 30th September, 2004 HK$'000	2003 HK$'000
Hong Kong	268,850	271,077
The Mainland	12,816	7,537
Thailand	35,990	59,069
Others	2,211	4,064
	319,867	341,747

3. ***Profit from operations***

	Six months ended 30th September, 2004 HK$'000	2003 HK$'000
Profit from operations is arrived at after charging		
Cost of stock sold	216,817	180,811
Depreciation on property, plant and equipment	2,139	2,323
Operating lease payments in respect of renting of premises	4,035	6,053
Staff costs, including directors' emoluments	38,109	41,934

4. **Taxation**

	Six months ended 30th September, 2004 HK$'000	2003 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	600	665
Overseas	191	34
Deferred taxation		
Current period	34	64
Attributable to change in tax rate	–	5
	825	768

   Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

   Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

5. **Interim dividend**

	Six months ended 30th September, 2004 HK$'000	2003 HK$'000
Interim dividend HK$0.01 per share on 171,355,871 shares (2003:HK$0.02 per share on 171,355,871shares)	1,714	3,427

6. **Earnings per share**
   Basic earnings per share is calculated based on the profit for the period of HK$2,502,000 (2003: HK$8,401,000) and on the weighted average number of 171,355,871 (2003: 171,355,871) ordinary shares issued during the period.

   Diluted earnings per share is not shown as there is no dilutive potential ordinary share outstanding throughout the periods ended 30th September 2004 and 30th September 2003.

7. **Comparative figures**
   Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK1 cent (2003: HK2 cents) per share for the six months ended 30th September, 2004 payable on Friday, 14th January, 2005 to shareholders whose names appear on the Register of Members of the Company on Friday, 7th January, 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 3rd January, 2005 to Friday, 7th January, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 31st December, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2004, both the Group's turnover and operating profit decreased when compared with the same period last year. The performance of the computer division was encouraging despite the difficult market situation. However, the major setback in the overall result was the decline in investment income due to the unrealized loss on the investment in fixed income.

During the period under review, the computer division's turnover increased robustly with the launch of stylish and competitive PC products, such as the Toshiba Satellite M30 Series, the Toshiba Portege A100 and R150 Series. Such performance, however, was offset by the decline in profit of the business machine division due to keen competition.

The network solutions and telecommunication systems division achieved an encouraging turnaround and reported profit when compared with the loss in the last corresponding period. The large-scale contracts in progress included the installation of a PABX system for the Four Seasons Hotel at the Hong Kong Station Development, installation of Toshiba Business Telephone System for all HKSAR government departments, provision of Maintenance Service Support to all the NEC PABX Telephone System installed at American International Assurance (AIA) offices in Hong Kong and Macau.

The performance of the technical and maintenance services division was slightly affected by keen competition and the decreasing prices of products and their life cycles.

Steady investment income remained as an important revenue stream of the Group in the extremely volatile market during the period under review. However, it was affected by the unrealized loss arising from marking the value of the investment on hand as at 30th September 2004 to market. Currently, the Group's investment portfolio included foreign bonds and high yield structured notes and will continue to enhance the yield of its portfolio prudently.

PROSPECTS

The Hong Kong economy is likely to expand further in the fourth quarter compared with a year ago, following a 7.2% growth in the third quarter. Investment, which has been in the doldrums since the Asian crisis, is also recording strong growth. Investments in machinery, equipment and computer software continued to record double-digit growth. The weak US dollar has also helped to drive the inflow of funds into Hong Kong, boosting investment further, but this will also have an adverse effect on the cost due to the import inflation. On the other hand, the Mainland economy has stayed strong as trade surges, notwithstanding the implementation of macroeconomic control measures by the Chinese government to curb overheated economic activities.

Looking forward, riding on the favourable yet competitive business environment, the Management will continue to develop business prudently and adopt stringent cost control measures to maintain the Group's competitive edges. The Group will continue to strengthen its ties with customers and provide high quality services, striving to better performance in the second half of the financial year.

FINANCIAL REVIEW

As at 30th September, 2004, the Group's total net assets amounted to approximately HK$380 million (HK$384 million as at 31st March, 2004). The Group's bank and other borrowings amounted to HK$237,000 (HK$151,000 as at 31st March, 2004) while bank balances and cash equivalents amounted to HK$93 million (HK$124 million as at 31st March, 2004) and there are no net borrowings for the two periods.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2004, the Group employed approximately 570 full time staff globally. Total staff costs amounted to approximately HK$38 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules"), met twice in the year. Members of the Audit Committee include all the Independent Non-Executive Directors of the Company, namely Messrs Shinichi YONEHARA, WU King Cheong and KWONG Man Sing (who was appointed on 30th September, 2004). During the period, the Audit Committee has reviewed with the Management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2004.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period, save and except that all independent non-executive directors of the Company are not appointed for any specific terms but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2004.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to 31st March, 2004, which remains applicable to the results announcement in respect of the accounting period commencing before 1st July, 2004 under the transitional arrangements, will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

The Group still faces the challenge from keen market competition. On behalf of the Board, I would like to take this opportunity to thank the Management and all staff for their concerted effort, commitment and professionalism in assisting the Group to survive the difficult period.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 10th December, 2004

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching, Messrs Fung Pak Kwan, Kuok Hoi Sang, Kan Ka Hon and Ms Lily Chow. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

website: http://www.chevalier-itech.com



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：508)

二零零五年度股東週年大會
代表委任表格

本人／吾等＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為CHEVALIER iTECH HOLDINGS LIMITED(「本公司」)股本中每股面值港幣0.5元之股份共＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿股之登記持有人，

現委任＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

或如其未克出席，則委任主席為本人／吾等之代表，代表本人／吾等出席本公司於二零零五年九月九日星期五上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之股東週年大會及其任何續會，並於該大會及其任何續會上按照下列指示就下列決議案投票；倘無指示，則本人／吾等之代表可酌情投票：

	普通決議案	贊成	反對
一、	省覽截至二零零五年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。		
二、	宣佈派發末期股息。		
三(甲)(i)、	重選周維正先生為董事。		
三(甲)(ii)、	重選鄺文星先生為董事。		
三(乙)、	授權董事會釐定董事袍金。		
四、	續聘德勤•關黃陳方會計師行為本公司之核數師，並授權董事會釐定其酬金。		
五、	授予董事會一般性授權配發、發行及處理本公司之額外股份。		
六、	授予董事會一般性授權購回本公司之股份。		
七、	擴大授予董事會一般性授權配發、發行及處理本公司之額外股份。		
	特別決議案		
八、	修訂本公司細則。		

簽署：＿＿＿＿＿＿＿＿＿＿＿＿　　　　日期：＿＿＿＿＿＿＿＿＿＿＿＿

附註：

(1) 請用正楷填寫全名及地址。

(2) 請填上以 閣下名義登記之股份數目。如未有填上股份數目，則本代表委任表格將被視為與 閣下名義登記之所有本公司股本中之股份有關。

(3) 請在有關空格內填上「X」號，以指示 閣下之代表應如何代表 閣下投票。倘交回之代表委任表格並無任何上述指示，則 閣下將被視為授權 閣下之代表酌情自行投票或放棄投票。

(4) 代表委任表格上之每項更改，均須簡簽示可。

(5) 任何有權出席投票之股東均可委派一位或多位代表代其出席，並於投票表決時代為投票。受委代表毋須為本公司之股東。

(6) 如股東為公司，則本代表委任表格必須加蓋公司印鑑，或經由公司負責人或正式授權之人士代表簽署。

(7) 如屬聯名股東，排名較前之股東(不論親自或委派代表)投票後，其他聯名股東再無投票權。就此而言，排名先後乃按股東名冊內之排名次序而定。

(8) 代表委任表格連同簽署人之授權書或其他授權文件(如有)，須於大會或其任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

** 僅供識別*



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

FORM OF PROXY
FOR THE 2005 ANNUAL GENERAL MEETING

I/We ____

of ____

being the registered holder(s) of ______________________________ shares of HK$0.5 each in the capital of CHEVALIER iTECH HOLDINGS LIMITED ("the Company"), hereby appoint

____

of ____,

or failing him, the Chairman of the Meeting as my/our proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 9th September, 2005 at 10:00 a.m. and at any adjournment thereof on the undermentioned resolutions as indicated and if no such indication is given as my/our proxy thinks fit:

	ORDINARY RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March 2005.		
2.	To declare a final dividend.		
3(a)(i).	To re-elect Mr CHOW Vee Tsung, Oscar as Director.		
3(a)(ii).	To re-elect Mr KWONG Man Sing as Director.		
3(b).	To authorize the Board of Directors to fix the remuneration of the Directors.		
4.	To re-appoint Messrs Deloitte Touche Tohmatsu as Auditors of the Company and authorize the Board of Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to allot, issue and deal with additional shares of the Company.		
6.	To grant a general mandate to the Directors to repurchase shares of the Company.		
7.	To extend the general mandate to the Directors to allot, issue and deal with additional shares of the Company.		
	SPECIAL RESOLUTION		
8.	To amend the Bye-laws of the Company.		

Signature: ______________________ Date: ______________________

Notes:

(1) Full name(s) and address must be inserted in BLOCK CAPITALS.

(2) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3) Please indicate with an "X" in the relevant box how you wish the proxy to vote on your behalf. If this form of proxy is returned without any indication, you will be deemed to have authorized your proxy to vote or abstain from voting as he thinks fit.

(4) Any alteration made to this form of proxy must be initialled.

(5) Any member entitled to attend and vote is entitled to appoint proxy(ies) to attend instead of him and to vote on a poll. A proxy need not be a member of the Company.

(6) If the shareholder is a corporation, this form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorized on its behalf.

(7) In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.

(8) To be valid, this form of proxy together with the power of attorney or other authority, if any, under which it is signed must be completed and deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting thereof.

* *For identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier iTech Holdings Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale or transfer was effected for transmission to the purchaser or transferee.



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

Executive Directors
CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
KAN Ka Hon
CHOW Vee Tsung, Oscar
Lily CHOW

Independent Non-Executive Directors
Shinichi YONEHARA
WU King Cheong
KWONG Man Sing

Registered Office
Canon's Court,
22 Victoria Street,
Hamilton, HM 12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

29th July, 2005

To the Shareholders

Dear Sir/Madam,

PROPOSALS RELATING TO RE-ELECTION OF RETIRING DIRECTORS GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES AND AMENDMENTS TO THE BYE-LAWS

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The Directors wish to seek the approval of shareholders to re-elect the retiring directors, to obtain general mandates to the Directors of the Company to issue and repurchase shares of HK$0.5 each in the share capital of the Company ("the Share(s)"), and to amend the Bye-laws of the Company.

This circular is to provide the shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 9th September, 2005 at 10:00 a.m. ("the 2005 Annual General Meeting").

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-law 95 and 112 of the Bye-laws of the Company, Messrs Chow Vee Tsung, Oscar and Kwong Man Sing, who were appointed by the Board as the Executive Director and Independent Non-Executive Director

* *For identification purpose only*

on 18th April, 2005 and 30th September, 2004 respectively, will hold office until the 2005 Annual General Meeting and shall then be eligible for re-election at the meeting. Ordinary Resolutions will therefore be proposed at the 2005 Annual General Meeting to re-elect Mr Chow and Mr Kwong as Directors of the Company. Pursuant to Rule 13.74 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules"), the details of such Directors are set out below:–

Mr CHOW Vee Tsung, Oscar, Director, aged 31 joined Chevalier Group in 2000. He is responsible for the pipe technologies business, building services business and investments of the Chevalier Group. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K.. He is currently the Chairman of the Industry and Technology Committee of the Hong Kong General Chamber of Commerce, a council member of the Hong Kong Productivity Council and the Internet Professionals Association, an Advisory council of The Better Hong Kong Foundation, a registered manager of Yan Chai Hospital No.2 Secondary School and an Honorary Chairman of the Taiwan Business Association (HK) Ltd.. He is the son of Dr Chow Yei Ching, Chairman of the Company and is also the brother of Ms Lily Chow, a Director of the Company. Mr Chow is an Executive Director of Chevalier International Holdings Limited, a company listed on the Stock Exchange (stock code: 025) ("CIHL"), being a substantial shareholder interested in approximately 50.77% of the issued share capital of the Company. As at 25th July, 2005, being the latest practicable date prior to the printing of this circular ("the Latest Practicable Date"), CIHL is beneficially owned as to 51.79% by his father, Dr Chow Yei Ching. Mr Chow is a Director of certain companies of the Group and certain companies controlled by a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("the SFO"). Save as disclosed above and as at the Latest Practicable Date, Mr Chow does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company or their respective associates and he does not have any other interests in the shares of the Company which are required to be disclosed under Part XV of the SFO. There is neither any service contract between the Company and Mr Chow nor any specified term for the length or proposed length of service with the Company in respect of directorship. Mr Chow is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's fee payable to Mr Chow will be fixed by the Board subject to shareholders' approval in annual general meeting and the emolument of director is determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions. There is no other matter of significance concerning the re-election of Director that need to be brought to the attention of the shareholders of the Company.

Mr KWONG Man Sing, aged 59, was appointed to the Board in 2004. He is a professional accountant and also holds a Bachelor degree of Applied Science in Electrical Engineering of University of Toronto. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Canadian Institute of Chartered Accountants. Mr Kwong was with PricewaterhouseCoopers, Certified Public Accountants for more than 32 years, of which he was an audit partner since 1980 until he retired from the firm on 30th June, 2002. Mr Kwong has not held any directorship in any other listed public company in the last three years. Save as disclosed above and as at the Latest Practicable Date, Mr Kwong does not hold any position in any member of the Group nor does he have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company or their respective associates. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the SFO. There is neither any service contract between the Company and Mr Kwong nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Kwong is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's fee payable to Mr Kwong will be fixed by the Board subject to shareholders' approval in annual general meeting and the emolument of director is determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions. There is no other matter of significance concerning the re-election of Director that need to be brought to the attention of the shareholders of the Company.

SHARE ISSUE MANDATE

Resolution 5 to be proposed at the 2005 Annual General Meeting ("Resolution 5") relates to the granting of a general mandate which will empower the Directors of the Company to issue new Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 5 by an ordinary resolution of the shareholders at general meeting, whichever is the earliest.

As at the Latest Practicable Date, there were 171,355,871 Shares in issue. Therefore, subject to the passing of the proposed Resolution 5 at the 2005 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to issue a maximum of 34,271,174 Shares.

REPURCHASE OF SHARES

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2005 Annual General Meeting ("Resolution 6") relates to the granting of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, the Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at the Latest Practicable Date, there were 171,355,871 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2005 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 17,135,587 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of the Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of the Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the trading volume of the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company for the year ended 31st March, 2005, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that the Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of the Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell the Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by the shareholders at the 2005 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by the shareholders at the 2005 Annual General Meeting.

If, on the exercise of the powers granted under the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Hong Kong Code on Takeovers and Mergers ("the Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors of the Company are aware of, the substantial shareholders of the Company are as follows:–

		% of Issued Share Capital	
Name of Substantial Shareholder	**Number of Shares held**	**at present**	**if power is exercised in full to repurchase Shares**
CHOW Yei Ching	93,810,787 *(Notes 1 and 3)*	54.75%	60.83%
MIYAKAWA Michiko	93,810,787 *(Notes 2 and 3)*	54.75%	60.83%
Chevalier International Holdings Limited ("CIHL")	86,994,933 *(Note 3)*	50.77%	56.41%
Chevalier (HK) Limited ("CHK")	13,471,200 *(Note 3)*	7.86%	8.74%
Firstland Company Limited ("Firstland")	13,471,200 *(Note 3)*	7.86%	8.74%

Notes:

1. Under the SFO, these Shares were held by Dr Chow Yei Ching as (i) personal interests of 6,815,854, (ii) corporate interest of 86,994,933 in which Dr Chow was deemed to be interested.

2. Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 93,810,787 Shares held by Dr Chow.

3. These Shares were held as interest of controlled corporation through Firstland, a company incorporated in Hong Kong and a wholly-owned subsidiary of CHK. CHK is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. Under Part XV of the SFO, CHK, CIHL, Dr Chow and his spouse were deemed to be interested in 13,471,200 Shares.

In the event that the Directors of the Company shall exercise in full such powers under the Repurchase Proposal and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above substantial shareholders would be increased to approximately the percentage shown in the last column above. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code. The number of Shares held by the public would not fall below 25% of the issued share capital of the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months prior to the Latest Practicable Date were as follows:–

	Highest	**Lowest**
	HK$	*HK$*
July 2004	0.92	0.80
August 2004	0.92	0.84
September 2004	0.92	0.84
October 2004	0.89	0.83
November 2004	1.05	0.90
December 2004	1.10	1.00
January 2005	1.05	0.95
February 2005	1.03	0.97
March 2005	1.72	1.03
April 2005	2.30	1.25
May 2005	1.65	1.40
June 2005	1.63	1.43
July 2005 (up to Latest Practicable Date)	1.70	1.52

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 7 to be proposed at the 2005 Annual General Meeting ("Resolution 7") relates to the extension of the 20 per cent general mandate to be granted. Subject to the passing at the 2005 Annual General Meeting of Resolution 5, Resolution 6 and Resolution 7, the Directors of the Company will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent limit as aforesaid, the number of Shares repurchased under the Repurchase Proposal.

AMENDMENTS TO THE BYE-LAWS

The Stock Exchange has amended the Listing Rules concerning corporate governance practices by, among others, issuing the Code on Corporate Governance Practices which, subject to certain transitional arrangements, came into effect on 1st January, 2005. To bring the constitution of the Company in alignment with the provisions in the Code on Corporate Governance Practices, the Directors propose to amend the Bye-laws to the extent permitted by Bermuda laws so that:

(i) every Director shall retire from office no later than the third annual general meeting of the Company since the last re-election or appointment of such Director; and

(ii) Directors holding office as the Chairman or Managing Director are also subject to retirement by rotation.

At the 2005 Annual General Meeting, the Directors wish to seek the approval from the Shareholders of the above amendments to the Bye-laws. The full text of the proposed amendments to the Bye-laws is set out in the proposed Resolution 8 in the notice of the 2005 Annual General Meeting.

2005 ANNUAL GENERAL MEETING

The notice convening the 2005 Annual General Meeting is set out on pages 6 to 8 of this circular.

A form of proxy for use at the 2005 Annual General Meeting and the Annual Report for 2005 are being sent to the shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2005 Annual General Meeting if you so wish.

PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND POLL

Pursuant to Bye-law 76 of the Bye-law of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:–

(i) the chairman of the meeting; or

(ii) at least three shareholders present in person or by proxy or by representative for the time being entitled to vote at the meeting; or

(iii) any shareholder or shareholders present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) any shareholder or shareholders present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a poll is demanded otherwise than on the election of a chairman of the meeting or on any question of adjournment, it shall be taken in such manner at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman of the meeting directs. No notice needs to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Unless a poll is so demanded and the demand is not withdrawn, a declaration of the result on a show of hands by the chairman of the meeting and an entry to that effect in the minutes book shall be conclusive evidence of the voting result.

RECOMMENDATION

The Directors consider that the re-election of the retiring Directors, the Share Issue Mandate, the Repurchase Proposal, the Extension of Share Issue Mandate and the proposal for amendments to the Bye-laws of the Company are in the best interests of the Company and its shareholders and accordingly recommend all the shareholders to vote in favour of the relevant resolutions to be proposed at the 2005 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier iTech Holdings Limited
CHOW Yei Ching
Chairman



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 9th September, 2005 at 10:00 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2005.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

* *For identification purpose only*

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as a special resolution of the Company:–

SPECIAL RESOLUTION

"**THAT** the Bye-laws of the Company be and are hereby amended in the following manner:–

(a) *By deleting the existing wording for Bye-law 95 and replacing with the following new wording:*

"The Directors shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time by the shareholders in general meeting.

(b) By deleting the existing Bye-law 112.(A) in its entirety and substituting therewith a new Bye-law 112.(A) as follows:–

"112.(A) Notwithstanding any other provisions in the Bye-laws but subject to the Statutes, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation. Every Director shall retire from office no later than the third annual general meeting since the last re-election or appointment of such Director."

(c) By adding the following wording after the existing wording for Bye-law 115:

"The Company may from time to time in general meeting by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at the meeting."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 29th July, 2005

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Monday, 22nd August, 2005 to Friday, 26th August, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited not later than 4:00 p.m. on Friday, 19th August, 2005.

(d) An explanatory statement regarding the proposals of re-electing the retiring Director of the Company, granting general mandates to issue new shares and to repurchase own shares, and making amendments to the Bye-laws of the Company will be despatched to the members of the Company together with this notice.

(e) Information on the retiring Directors set out in page 2 to this circular which this notice forms part.

(c) 於緊接公司細則第115條現有字句後加入下列字句：

「本公司不時於股東大會以普通決議案選舉任何人士為董事以填補此空缺或增加董事會成員。任何獲委任董事（如填補空缺）須於在本公司下屆股東大會或（如增加董事會成員）須於在本公司下屆股東週年大會上輪值告退，並膺選連任。」

承董事會命
公司秘書
簡嘉翰

香港，二零零五年七月二十九日

主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件（如有），須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

(3) 本公司將於二零零五年八月二十二日星期一至二零零五年八月二十六日星期五（首尾兩日包括在內）暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於二零零五年八月十九日星期五下午四時前，將填妥之過戶紙連同有關股票送交本公司之香港股份過戶登記分處標準証券登記有限公司，以便辦理過戶登記手續。

(4) 一份有關提議重選本公司退任董事、授予一般權力以發行新股份和回購本身股份以及修訂本公司之《公司細則》之說明文件將連同本通告寄予本公司各股東。

(5) 退任董事詳情刊載於本通函第2頁內（本通告為其一部分）。

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議（惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排）。」

六、 **「動議**：

(甲) 根據下文(乙)節之限制下，一般及無條件批准董事會根據一切適用之法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間（按決議案五(丁)之定義）內行使本公司一切權力購回本公司股本中之股份；及

(乙) 本公司根據上文(甲)節所賦予之批准而購回之股份面值總額，不得超過本公司於通過此決議案當日之已發行股本總面值百分之十，而上文(甲)節之批准亦須以此為限。」

七、 **「動議**擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

八、 作為特別事項，考慮並酌情通過下列決議案為特別決議案：－

特別決議案

「動議本公司之細則將按下列方式作出修訂：－

(a) 刪除現有公司細則第95條並以下列新字句取代：

「董事有權在任何時間委任任何人士為董事以填補此空缺或增加董事會成員，但委任董事人數不得超過不時在股東大會決議的董事人數最高限額。」

(b) 刪除現有公司細則第112.(A)條並以下列新公司細則第112.(A)條取代：－

「112.(A) 即使公司細則有其他規定，但按法例規定，在每屆股東週年大會上，當時三分之一之董事（倘人數並非三(3)之倍數，則以最接近但不少於三分之一之人數為準）須輪值告退。每一位董事均須在其上次當選或重選後不超過三屆之股東週年大會上退任。」



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)

茲通告本公司訂於二零零五年九月九日星期五上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：－

作為普通事項

一、 省覽截至二零零五年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、 宣佈派發末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：－

普通決議案

五、 「**動議**：

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間(定義見本文)內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發(不論根據購股權或其他事項)之股本面值總額，不包括根據(i)配售股份(定義見本文)；(ii)本公司根據僱員購股權計劃授出之權利行使；或(iii)根據本公司之公司細則不時發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案六而言：－

「有關期間」指由本決議案通過之日至下列最早日期之期間：

(i) 本公司下屆股東週年大會結束之日；

* *僅供識別*

二零零五年度股東週年大會

召開二零零五年度股東週年大會之通告載於本通函第6頁至第8頁內。

該二零零五年度股東週年大會上適用之代表委任表格及二零零五年度年報現連同本通函一併寄予各股東。無論 閣下能否出席該大會，均請按照代表委任表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。填妥及交回代表委任表格後， 閣下仍可出席二零零五年度股東週年大會及於會上投票。

股東可要求以股數投票表決之程序

根據本公司之《公司細則》第76條細則之規定，一項於股東大會上提呈之決議案將以舉手方式表決，除非以下人士在宣佈以舉手方式表決之結果前或當時提出以股數投票方式進行表決：－

(i) 大會主席；或

(ii) 至少三名親身或委派代表或受權人出席大會並有權投票之股東；或

(iii) 任何親身或委派代表或受權人出席大會之一名或以上之股東，佔有不少於所有有權於大會投票之股東之總投票權之十份之一；或

(iv) 任何親身或委派代表或受權人出席大會之一名或以上之股東，且持有賦予其權利於大會上投票之股份所涉及之已繳足股本總額不少於賦有該等權利之所有股份所涉及之已繳足股本總額之十份之一。

倘若以股數投票表決之要求獲正式提出，而有關事項並不是推選大會主席或關於續會，則有關事項須按大會主席指定之形式及時間(不遲於要求投票表決或要求續會日期起30日)和地點以股數投票方式表決。倘若以股數投票表決之決議未能即時通過，本董事會亦無須就延會上將會以股數投票表決之事務發出任何通知。以股數投票表決之結果應視作為提出投票表決之大會上之決議案。以股數投票表決之要求可予撤回。

除非以股數投票表決之要求是按上述方式提出及此要求不被撤回，否則大會主席所宣佈之舉手方式表決結果及將此登記入會議記錄簿內將成為表決結果之確實證據。

推薦意見

董事認為重選退任董事、股份發行授權、回購建議、擴大股份發行之授權以及修訂本公司之《公司細則》之建議均符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零五年度股東週年大會上提呈之相關決議案。

此致

列位股東 台照

承董事會命
Chevalier iTech Holdings Limited
其士科技控股有限公司
主席
周亦卿
謹啟

二零零五年七月二十九日

附註：

1. 根據證券及期貨條例，該等股份由周亦卿博士持有，包括(i) 6,815,854股個人權益，(ii)由法團所持有的86,994,933股；而周博士被視為持有(ii)的權益。

2. 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批93,810,787股股份之權益。

3. 該等股份透過被視為受控制公司之權益的Firstland(於香港註冊成立之有限公司)持有。Firstland為其士香港(於香港註冊成立之有限公司)全資擁有之附屬公司；而其士香港亦為其士國際(於百慕達註冊成立之有限公司)全資擁有之附屬公司。根據證券及期貨條例第XV部，其士香港、其士國際、周博士及其配偶被視為間接擁有Firstland所持有13,471,200股股份之權益。

倘本公司董事行使根據購回建議一切權力，以及按本公司當時之已發行股本並無任何其他變動之基準，上述主要股東之權益會增至上述最後一欄之百分比約數。本公司董事認為此項增加將不會導致須遵照收購守則第26條規定提出強制收購之後果。公眾人士持有之股份數目不會低於本公司已發行股本之25%。

股份價格

股份於最後實際可行日期前的過去十二個月內每月在聯交所買賣錄得之最高及最低成交價如下：—

	最高 *港元*	**最低** *港元*
二零零四年七月	0.92	0.80
二零零四年八月	0.92	0.84
二零零四年九月	0.92	0.84
二零零四年十月	0.89	0.83
二零零四年十一月	1.05	0.90
二零零四年十二月	1.10	1.00
二零零五年一月	1.05	0.95
二零零五年二月	1.03	0.97
二零零五年三月	1.72	1.03
二零零五年四月	2.30	1.25
二零零五年五月	1.65	1.40
二零零五年六月	1.63	1.43
二零零五年七月(截至最後實際可行日期)	1.70	1.52

本公司購回股份

在本通函日期前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

擴大發行股份授權

第七項決議案將提呈於二零零五年度股東週年大會(「第七項決議案」)有關擴大將授予董事一般性授權發行本公司百分之二十股份。待於二零零五年度股東週年大會上通過第五項、第六項及第七項決議案，本公司董事將獲授予一般性授權隨時發行本公司最多百分之二十股份，並額外擴大授權以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括(除上述百分之二十之限額)根據購回建議所購回之股份數目。

修訂《公司細則》

聯交所已修訂上市規則有關企業管治常規之規定，其中包括頒佈企業管治常規守則，而有關修訂已於二零零五年一月一日起生效(若干過渡安排除外)。為使本公司章程文件符合企業管治常規守則之規定，並在受限於百慕達法例下，董事建議修訂公司細則，致使：

(i) 每一位董事均須在其上次當選或重選後不超過第三屆之股東週年大會上退任；及

(ii) 擔任主席或董事總經理之董事亦須輪值告退。

於股東週年大會上，董事擬尋求股東批准上述公司細則之修訂。公司細則建議修訂之全文載於二零零五年度股東週年大會通告載列所建議的第八項決議案。

本公司將予購回之股份均為繳足股份。於最後實際可行日期，本公司已發行股份為171,355,871股。因此，在二零零五年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多可達17,135,587股。

本公司董事認為購回建議乃符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次較其基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股股份之資產淨值及盈利。在此等情況下，本公司購回股份之能力乃有利於擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百份率隨著本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事預期，即使全面行使上述授權，本公司之營運資金狀況或借貸水平(較本公司截至二零零五年三月三十一日止年度經審核財務報告所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或借貸水平(較本公司最近期公佈之經審核財務報告所披露之情況)受到嚴重不利影響時，除非本公司董事認為縱使出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修訂)所批准可作該等用途之資金。根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第六項決議案行使本公司購回之權力。

本公司各董事(就彼等作出一切合理查詢後所知)及彼等之任何聯繫人士目前概無意待購回建議於二零零五年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於二零零五年度股東週年大會上獲股東批准後，出售任何股份或彼等已承諾不會出售彼等持有之任何股份予本公司。

倘根據購回建議行使權力後，股東所佔本公司之投票權比例有所增加，則就香港公司收購及合併守則(「收購守則」)第32條而言，上述增加將視為一項收購。因此，一名股東或一群與其一致行動之股東(定義見收購守則)可能取得或鞏固本公司之控制權(視乎該等增加之數額)，而須根據收購守則第26條提出強制全面收購建議。

據本公司董事所知悉，於最後實際可行日期，本公司主要股東如下：—

主要股東姓名	持股數量	佔已發行股本之百分比 現時	佔已發行股本之百分比 倘全面行使購回股份權力
周亦卿	93,810,787 *(附註1及3)*	54.75%	60.83%
宮川美智子	93,810,787 *(附註2及3)*	54.75%	60.83%
其士國際集團有限公司(「其士國際」)	86,994,933 *(附註3)*	50.77%	56.41%
其士(香港)有限公司(「其士香港」)	13,471,200 *(附註3)*	7.86%	8.74%
Firstland Company Limited(「Firstland」)	13,471,200 *(附註3)*	7.86%	8.74%

之二零零五年度股東週年大會，惟有資格並願意在大會上膺選連任。重選周先生及鄺先生連任之普通決議案將於二零零五年度股東週年大會提呈。根據香港聯合交易所有限公司(「聯交所」)之證券上市規則(「上市規則」)第13.74條，有關董事之詳情如下：

周維正先生，董事，現年三十一歲，於二零零零年加入其士集團。周先生負責其士集團的管道修復技術，建築工程以及投資業務的發展。周先生持有英國牛津大學工程碩士學位，亦為香港總商會工業及科技委員會主席，香港生產力促進局財務委員會成員及互聯網專業人員協會委員／理事，香港明天會更好基金顧問委員，仁濟醫院第二中學校董及香港台灣工商協會榮譽會長。周先生為本公司主席周亦卿博士之兒子及本公司董事周莉莉小姐之弟。周先生為其士國際集團有限公司(「其士國際」)之執行董事，該公司於聯交所上市(股份代號為025)；而其士國際為本公司的主要股東，並持有本公司已發行股本約50.77%權益。於二零零五年七月二十五日(本通函付印前之最後實際可行日期(「最後實際可行日期」))，周先生的父親周亦卿博士實益持有其士國際51.79%之權益。根據香港法例第571章證券及期貨條例(「證券及期貨條例」)第XV部，周先生為本集團若干公司的董事及本公司之主要股東所控制的若干公司。除以上披露外，於最後實際可行日期，周先生與本公司其他董事、高級管理層、主要股東、控股股東或彼等各自之聯繫人概無任何關係，亦無持有須根據證券及期貨條例第XV部作出披露之本公司股份任何其他權益。本公司與周先生並無任何服務合約，亦無訂立任何特定或建議之服務年期。周先生須根據本公司之細則輪值告退並膺選連任。周先生之董事酬金將由董事會釐定並經股東於股東週年大會上批准，亦參照本公司業績與盈利狀況、同業水平及市場環境而釐定。有關重選董事事宜並無任何其他重大事項須敦請股東留意。

鄺文星先生，現年五十九歲，於二零零四年加入董事會。彼為專業會計師，並持有多倫多大學電機工程應用科學學士學位。鄺先生為香港會計師公會資深會員及為加拿大會計師公會會員。鄺先生在執業會計師羅兵咸永道會計師事務所工作逾三十二年，並由一九八零年起出任該會計師事務所合夥人一職，直至二零零二年六月三十日榮休。鄺先生於過往三年內並無在任何上市公司持有任何董事職位。除以上披露外，於最後實際可行日期，鄺先生於本集團任何成員公司並無擔任任何職務，與本公司其他董事、高級管理層、主要股東、控股股東或彼等各自之聯繫人亦概無任何關係，亦無持有須根據證券及期貨條例第XV部作出披露之本公司股份任何權益。本公司與鄺先生並無任何服務合約，亦無訂立任何特定或建議之服務年期。鄺先生須根據本公司之細則輪值告退並膺選連任。鄺先生之董事酬金將由董事會釐定並經股東於股東週年大會上批准，亦參照本公司業績與盈利狀況、同業水平及市場環境而釐定。有關重選董事事宜並無任何其他重大事項須敦請股東留意。

發行股份授權

第五項決議案將提呈於二零零五年度股東週年大會(「第五項決議案」)有關授予一般性授權，以賦予本公司董事權力於期間至本公司下屆股東週年大會；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或股東於股東大會上通過普通決議案以撤銷第五項決議案之日(以最早日期止之期間為準)發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十(包括訂立需要或可能需要發行、配發或出售股份之售股建議、協議及購股權)。

於最後實際可行日期，本公司已發行股份為171,355,871股。因此，在二零零五年度股東週年大會上提呈之第五項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准發行股份最多可達34,271,174股。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修訂)，本公司可購回股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零五年度股東週年大會上將予提呈之第六項決議案(「第六項決議案」)乃有關授予本公司董事一般權力，以便在聯交所購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百分之十)(「購回建議」)。

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士科技控股有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：508)

執行董事
周亦卿 *(主席)*
馮伯坤 *(董事總經理)*
郭海生
簡嘉翰
周維正
周莉莉

獨立非執行董事
米原慎一
胡經昌
鄺文星

註冊辦事處
Canon's Court,
22 Victoria Street,
Hamilton, HM 12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關重選退任董事
一般性授權發行股份及購回本公司股份
及修訂公司細則之建議
股東週年大會通告

緒言

董事會欲尋求股東批准重選本公司退任董事，授予董事會一般授權發行及以行使本公司一般權力購回本公司股本中每股面值港幣0.5元之股份(「股份」)及修訂公司細則。

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零五年九月九日(星期五)上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零五年度股東週年大會」)處理。

重選退任董事

按照公司細則第95條及第112條規定，周維正先生及鄺文星先生，於二零零五年四月十八日及二零零四年九月三十日分別被委任為執行董事及獨立非執行董事，任期直至即將舉行

* *僅供識別*



CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT **2004-2005**



RESULTS

The Directors of Chevalier iTech Holdings Limited ("the Company") announce the unaudited condensed consolidated interim results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 2004 together with the comparative figures for the corresponding period in 2003 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2004

		Unaudited Six months ended 30th September,	
		2004	2003
	Notes	***HK$'000***	*HK$'000*
Turnover	*2*	**319,867**	341,747
Cost of sales		**(286,482)**	(312,851)
Gross profit		**33,385**	28,896
Other operating income		**609**	5,852
Distribution costs		**(24,098)**	(24,244)
Administrative expenses		**(2,373)**	(2,062)
Other net operating expenses		**(4,172)**	392
Profit from operations	*3*	**3,351**	8,834
Finance costs		**–**	(7)
Share of result of an associate		**(24)**	(235)
Gain on discontinued operations		**–**	577
Profit before taxation		**3,327**	9,169
Taxation	*4*	**(825)**	(768)
Profit for the period		**2,502**	8,401
Interim dividend	*5*	**1,714**	3,427
Earnings per share	*6*		
Basic		**1.46 cents**	4.90 cents
Diluted		**N/A**	N/A
Interim dividend per share		**1 cent**	2 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2004

	Notes	Unaudited 30th September, 2004 HK$'000	Audited 31st March, 2004 HK$'000
Non-current assets			
Investment properties		**5,160**	5,160
Property, plant and equipment	7	**27,575**	29,042
Interest in an associate		**2,198**	2,239
Investments in securities		**5,000**	5,000
Fixed deposit		**7,800**	7,800
		47,733	49,241
Current assets			
Inventories		**65,941**	67,069
Properties for sale, at cost		**1,135**	1,135
Debtors, deposits and prepayments	8	**81,050**	77,075
Amount due from ultimate holding company		**2,128**	245
Amount due from customers for contract work		**1,168**	438
Tax recoverable		**827**	487
Investments in securities		**176,432**	152,769
Bank balances and cash equivalents		**93,185**	124,486
		421,866	423,704
Current liabilities			
Creditors, deposits and accruals	9	**64,459**	66,315
Amounts due to customers for contract work		**2,378**	1,322
Bills payable		**1,055**	1,721
Deferred service income		**19,764**	18,664
Provision for taxation		**1,041**	633
Unsecured bank overdrafts		**237**	151
		88,934	88,806
Net current assets		**332,932**	334,898
Total assets less current liabilities		**380,665**	384,139
Non-current liability			
Deferred taxation		**413**	379
Minority interests		**165**	174
		380,087	383,586
Capital and reserves			
Share capital	10	**85,678**	85,678
Reserves	11	**294,409**	297,908
		380,087	383,586

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2004

	Unaudited Six months ended 30th September,	
	2004	2003
	HK$'000	*HK$'000*
Total equity as at 1st April	**383,586**	364,234
Exchange difference arising on translation of financial statements of overseas subsidiaries	**(860)**	(2,099)
Profit for the period	**2,502**	8,401
Final dividend paid	**(5,141)**	–
Total equity as at 30th September	**380,087**	370,536

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2004

	Unaudited Six months ended 30th September,	
	2004	2003
	HK$'000	*HK$'000*
Net cash (used in) from operating activities	**(28,023)**	23,432
Net cash from investing activities	**4,253**	7,627
Net cash used in financing activities	**(7,024)**	(3,972)
(Decrease) increase in cash and cash equivalents	**(30,794)**	27,087
Cash and cash equivalents at beginning of period	**124,335**	148,960
Effect of foreign exchange rate changes	**(593)**	1,061
Cash and cash equivalents at end of period	**92,948**	177,108
Analysis of the balances of cash and cash equivalents		
Bank balances and cash equivalents	**93,185**	177,108
Bank overdrafts	**(237)**	–
	92,948	177,108

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2004

1. Significant accounting policies

The condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies adopted in these condensed interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the audited financial statements for the year ended 31st March, 2004.

2. Segment information

An analysis of the Group's turnover and contribution to operating profit/(loss) by business segments and turnover by geographical segments are as follows:

(a) ***By business segments***

For the six months ended 30th September, 2004

	Computer and business machines HK$'000	Network solution and tele-communication systems HK$'000	Technical and maintenance services HK$'000	Investments in securities and others HK$'000	Total HK$'000
Turnover					
Total sales	231,174	48,598	34,020	25,184	338,976
Inter-segment sales	(10,986)	(1,343)	(6,780)	-	(19,109)
External sales	220,188	47,255	27,240	25,184	319,867
Results					
Segment results	2,198	788	717	1,328	5,031
Interest income					543
Unallocated corporate expenses					(2,223)
Profit from operations					3,351
Finance costs					-
Share of results of an associate	(24)	-	-	-	(24)
Profit before taxation					3,327
Taxation					(825)
Profit for the period					2,502

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Segment information *(Continued)*

***(a) By business segments** (Continued)*

For the six months ended 30th September 2003

	Continuing operations				Discontinued operations		
	Computer and business machines HK$'000	Network solution and tele-communication systems HK$'000	Technical and maintenance services HK$'000	Investments in securities and others HK$'000	General merchandise trading HK$'000	Tele-communication services and retailing HK$'000	Total HK$'000
Turnover							
Total sales	200,243	68,298	22,431	78,261	11	906	370,150
Inter-segment sales	(21,872)	(3,665)	(2,835)	-	(1)	(30)	(28,403)
External sales	178,371	64,633	19,596	78,261	10	876	341,747
Results							
Segment results	4,144	(1,788)	1,143	4,832	-	-	8,331
Interest income							713
Unallocated corporate expenses							(210)
Profit from operations							8,834
Finance costs							(7)
Share of results of an associate	(235)	-	-	-	-	-	(235)
Gain on discontinued operations	-	-	-	-	86	491	577
Profit before taxation							9,169
Taxation							(768)
Profit for the period							8,401

Note: Inter-segment sales are charged at prices determined by management with reference to market prices.

(b) By geographical segments

	Turnover Six months ended 30th September,	
	2004	2003
	HK$'000	*HK$'000*
Hong Kong	**268,850**	271,077
The Mainland	**12,816**	7,537
Thailand	**35,990**	59,069
Others	**2,211**	4,064
	319,867	341,747

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

3. Profit from operations

	Six months ended 30th September, 2004 HK$'000	2003 HK$'000
Profit from operations is arrived at after charging:		
Cost of stock sold	**216,817**	180,811
Depreciation on property, plant and equipment	**2,139**	2,323
Operating lease payments in respect of renting of premises	**4,035**	6,053
Staff costs, including directors' emoluments	**38,109**	41,934

4 Taxation

	Six months ended 30th September, 2004 HK$'000	2003 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	**600**	665
Overseas	**191**	34
Deferred taxation		
Current period	**34**	64
Attributable to change in tax rate	–	5
	825	768

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

5. Interim dividend

	Six months ended 30th September,	
	2004	2003
	HK$'000	*HK$'000*
Interim dividend HK$0.01 per share on 171,355,871 shares (2003: HK$0.02 per share on 171,355,871shares)	**1,714**	3,427

6. Earnings per share

Basic earnings per share is calculated based on the profit for the period of HK$2,502,000 (2003: HK$8,401,000) and on the weighted average number of 171,355,871 (2003: 171,355,871) ordinary shares issued during the period.

Diluted earnings per share is not shown as there is no dilutive potential ordinary share outstanding throughtout the periods ended 30th September 2004 and 30th September 2003.

7. Property, plant and equipment

For the six months period ended 30 September, 2004, the Group acquired property, plant and equipment of HK$2,392,000 and disposed of property, plant and equipment of HK$2,503,000.

8. Debtors, deposits and prepayments

Included in debtors, deposits and prepayments are trade debtors of HK$59,213,000 (31st March, 2004: HK$56,650,000).

The ageing analysis of trade debtors is as follows:

	As at 30th September, 2004	As at 31st March, 2004
	HK$'000	*HK$'000*
0-60 days	**56,079**	50,455
61-90 days	**1,732**	3,298
Over 90 days	**1,402**	2,897
	59,213	56,650

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted for trade debtors was 60 days.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

9. Creditors, deposits and accruals

Included in creditors, deposits and accruals are trade creditors of HK$26,116,000 (31st March, 2004: HK$28,613,000).

The ageing analysis of trade creditors is as follows:

	As at 30th September, 2004 *HK$'000*	As at 31st March, 2004 *HK$'000*
0-60 days	**24,412**	26,739
61-90 days	**511**	–
Over 90 days	**1,193**	1,874
	26,116	28,613

10. Share Capital

	Number of ordinary shares of HK$0.5 each	Nominal value *HK$'000*
Authorised:	**240,000,000**	**120,000**
Issued and fully paid:	**171,355,871**	**85,678**

There was no change in the authorised and issued share capital during the period under review.

11. Reserves

	Share premium *HK$'000*	Capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Properties for own use revaluation reserve *HK$'000*	Exchange fluctuation reserve *HK$'000*	Dividend reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1st April, 2004	223,434	18,231	14	2,764	1,036	5,141	47,288	297,908
Final dividend for 2004 paid	–	–	–	–	–	(5,141)	–	(5,141)
Exchange difference on translation of financial statements of overseas subsidiaries	–	–	–	–	(860)	–	–	(860)
Profit for the period	–	–	–	–	–	–	2,502	2,502
Dividend	–	–	–	–	–	1,714	(1,714)	–
At 30th September, 2004	223,434	18,231	14	2,764	176	1,714	48,076	294,409

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

12. Contingent liabilities

At 30th September, 2004, the Company has contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$3,064,000 (31st March, 2004: HK$3,102,000) ; and

(ii) guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$4,694,000 (31st March, 2004: HK$2,053,000).

13. Operating lease

(a) ***The Group as lessee***

At 30th September, 2004, the Group and the Company have total future aggregate minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	As at 30th September, 2004 *HK$'000*	As at 31st March, 2004 *HK$'000*
Within one year	**1,512**	3,356
In the second to fifth year inclusive	**196**	–
	1,708	3,356

Leases are negotiated and rentals are fixed for an average term of two years.

(b) ***The Group as lessor***

All the investment properties were leased out for a period of two years and the Group did not have any renewal options given to the leasees. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are:

	As at 30th September, 2004 *HK$'000*	As at 31st March, 2004 *HK$'000*
Within one year	**264**	135
In the second to fifth year inclusive	**161**	–
	425	135

14. Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK1 cent (2003: HK2 cents) per share for the six months ended 30th September, 2004 payable on Friday, 14th January, 2005 to shareholders whose names appear on the Register of Members of the Company on Friday, 7th January, 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 3rd January, 2005 to Friday, 7th January, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 31st December, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2004, both the Group's turnover and operating profit decreased when compared with the same period last year. The performance of the computer division was encouraging despite the difficult market situation. However, the major setback in the overall result was the decline in investment income due to the unrealized loss on the investment in fixed income.

During the period under review, the computer division's turnover increased robustly with the launch of stylish and competitive PC products, such as the Toshiba Satellite M30 Series, the Toshiba Portege A100 and R150 Series. Such performance, however, was offset by the decline in profit of the business machine division due to keen competition.

The network solutions and telecommunication systems division achieved an encouraging turnaround and reported profit when compared with the loss in the last corresponding period. The large-scale contracts in progress included the installation of a PABX system for the Four Seasons Hotel at the Hong Kong Station Development, installation of Toshiba Business Telephone System for all HKSAR government departments, provision of Maintenance Service Support to all the NEC PABX Telephone System installed at American International Assurance (AIA) offices in Hong Kong and Macau.

The performance of the technical and maintenance services division was slightly affected by keen competition and the decreasing prices of products and their life cycles.

Steady investment income remained as an important revenue stream of the Group in the extremely volatile market during the period under review. However, it was affected by the unrealized loss arising from marking the value of the investment on hand as at 30th September 2004 to market. Currently, the Group's investment portfolio included foreign bonds and high yield structured notes and will continue to enhance the yield of its portfolio prudently.

PROSPECTS

The Hong Kong economy is likely to expand further in the fourth quarter compared with a year ago, following a 7.2% growth in the third quarter. Investment, which has been in the doldrums since the Asian crisis, is also recording strong growth. Investments in machinery, equipment and computer software continued to record double-digit growth. The weak US dollar has also helped to drive the inflow of funds into Hong Kong, boosting investment further, but this will also have an adverse effect on the cost due to the import inflation. On the other hand, the Mainland economy has stayed strong as trade surges, notwithstanding the implementation of macroeconomic control measures by the Chinese government to curb overheated economic activities.

Looking forward, riding on the favourable yet competitive business environment, the Management will continue to develop business prudently and adopt stringent cost control measures to maintain the Group's competitive edges. The Group will continue to strengthen its ties with customers and provide high quality services, striving to better performance in the second half of the financial year.

FINANCIAL REVIEW

As at 30th September, 2004, the Group's total net assets amounted to approximately HK$380 million (HK$384 million as at 31st March, 2004).

As at 30th September, 2004, total debt to equity ratio was 0.06% (0.04% as at 31st March, 2004) and net debt to equity ratio was nil (Nil as at 31st March, 2004), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$380 million (HK$384 million as at 31st March, 2004).

As at 30th September, 2004, the Group's bank and other borrowings amounted to HK$237,000 (HK$151,000 as at 31st March, 2004). Bank balances and cash equivalents amounted to HK$93 million (HK$124 million as at 31st March, 2004) and there are no net borrowings for the two periods.

Finance costs for the period was nil (HK$7,000 for the same period last year).

The Company has provided guarantees in respect of loan facilities granted to subsidiary companies amounting to HK$3.1 million (HK$3.1 million as at 31st March, 2004).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 30th September, 2004, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations within the meaning of Part XV of Securities and Futures Ordinance ("the SFO"), which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

(a) Interests in the Company – Shares

Name of Directors	Capacity	Number of ordinary shares			Approximate percentage of interest
		Personal interests	Corporate interests	Total	(%)
CHOW Yei Ching	Beneficial owner and Interest of controlled corporation	6,815,854	86,994,933*	93,810,787	54.75
FUNG Pak Kwan	Beneficial owner	2,580,000	–	2,580,000	1.5
KUOK Hoi Sang	Beneficial owner	2,400,000	–	2,400,000	1.4
KAN Ka Hon	Beneficial owner	451,200	–	451,200	0.26
Shinichi YONEHARA	Beneficial owner	600	–	600	0.00035

* *Dr CHOW Yei Ching has notified the Company that under the SFO, he was deemed to be interested in 86,994,933 shares of the Company which were held by Chevalier International Holdings Limited ("CIHL") as Dr Chow beneficially owned 140,669,359 shares in CIHL, representing approximately 50.49% of the issued share capital of CIHL. Dr Chow was deemed to be interested in these shares under the SFO and these shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.*

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES *(Continued)*

(b) Interests in Associated Corporation – Shares

Name of Directors	Associated corporation	Capacity	Number of ordinary shares Personal interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	CIHL	Beneficial owner	140,669,359	140,669,359	50.49
FUNG Pak Kwan	CIHL	Beneficial owner	93,479	93,479	0.03
KUOK Hoi Sang	CIHL	Beneficial owner	98,216	98,216	0.04
KAN Ka Hon	CIHL	Beneficial owner	29,040	29,040	0.01
Shinichi YONEHARA	CIHL	Beneficial owner	1,671	1,671	0.0006

Save as disclosed above and in "Share Option Schemes" below, as at 30th September, 2004, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

SHARE OPTION SCHEMES

A share option scheme of the Company ("the CiTL Scheme") was approved by the shareholders of CIHL and shareholders of the Company on 20th September, 2002. Another share option scheme of CIHL ("the CIHL Scheme") was also approved by the shareholders of CIHL on 20th September, 2002. The CiTL Scheme and the CIHL Scheme fully comply with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"). As at 30th September, 2004, no share option was granted, exercised, cancelled or lapsed under the CiTL Scheme and the CIHL Scheme. There was no outstanding option under the CiTL Scheme and the CIHL Scheme at the beginning and at the end of the period.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th September, 2004, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholder	Number of shares held		Approximate percentage of interest (%)
CHOW Yei Ching	93,810,787	*(Notes 1 and 3)*	54.75
MIYAKAWA Michiko	93,810,787	*(Notes 2 and 3)*	54.75
CIHL	86,994,933	*(Note 3)*	50.77
Chevalier (HK) Limited ("CHK")	13,471,200	*(Note 3)*	7.86
Firstland Company Limited ("Firstland")	13,471,200	*(Note 3)*	7.86

Notes:

1. Under the SFO, these shares were held by Dr Chow as (i) personal interests of 6,815,854, (ii) corporate interests of 86,994,933 in which Dr Chow was deemed to be interested.

2. Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 93,810,787 shares held by Dr Chow.

3. These shares were held as interest of controlled corporation through Firstland, a company incorporated in Hong Kong and a wholly-owned subsidiary of CHK. CHK is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. Under Part XV of the SFO, CHK, CIHL, Dr Chow and his spouse were deemed to be interested in 13,471,200 shares.

Save as disclosed above, as at 30th September, 2004, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and its associated corporations, at no time during the period was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2004, the Group employed approximately 570 full time staff globally. Total staff costs amounted to approximately HK$38 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, met twice in the year. Members of the Audit Committee include all the Independent Non-Executive Directors of the Company, namely Messrs Shinichi YONEHARA, WU King Cheong and KWONG Man Sing (who was appointed on 30th September, 2004). During the period, the Audit Committee has reviewed with the Management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2004.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period, save and except that all independent non-executive directors of the Company are not appointed for any specific terms but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2004.

APPRECIATION

The Group still faces the challenge from keen market competition. On behalf of the Board, I would like to take this opportunity to thank the Management and all staff for their concerted effort, commitment and professionalism in assisting the Group to survive the difficult period.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 10th December, 2004

website: http://www.chevalier-itech.com

僱員及薪酬制度

於二零零四年九月三十日，本集團於全球僱用約570名全職員工。期內之員工總開支約為港幣3千8百萬元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎償、醫療計劃、退休金計劃及僱員購股權計劃。

審核委員會

審核委員會按上市規則之規定成立，並於年內舉行兩次會議。審核委員會成員包括本公司所有獨立非執行董事米原慎一先生、胡經昌先生及鄺文星先生（於二零零四年九月三十日獲委任）。審核委員會在期內與管理層審閱本集團所採納之會計原則及實務，並討論核數、內部監管及財務申報等事項，其中包括審閱未經審核中期財務報表。

購買、出售或贖回上市證券

截至二零零四年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

最佳應用守則

董事認為本公司於期內均遵守上市規則附錄十四所載之最佳應用守則的指引，惟本公司所有獨立非執行董事並無明確任期，但須根據本公司之公司細則規定於本公司之股東週年大會上輪值告退並膺選連任。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則。本公司已向全體董事作出特定查詢，以確定董事於截至二零零四年九月三十日止六個月內是否已遵守標準守則所規定之標準，全體董事已確認彼等已遵守該等標準。

致謝

本集團仍然受到市場激烈競爭的挑戰。本人謹藉此機會，代表董事會對全體管理層及員工的努力、堅持及專業協助集團應付這般困難的時間，深表謝意。

承董事會命
主席
周亦卿

香港，二零零四年十二月十日

網址：http://www.chevalier-itech.com

主要股東之證券權益

於二零零四年九月三十日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

主要股東	持股數量		佔已發行股本概約百分比 (%)
周亦卿	93,810,787	*(附註1及3)*	54.75
宮川美智子	93,810,787	*(附註2及3)*	54.75
其士國際	86,994,933	*(附註3)*	50.77
其士(香港)有限公司(「其士香港」)	13,471,200	*(附註3)*	7.86
Firstland Company Limited(「Firstland」)	13,471,200	*(附註3)*	7.86

附註：

1. 根據證券及期貨條例，該等股份由周博士持有，包括(i)6,815,854股個人權益；(ii)由法團所持有的86,994,933股；而周博士被視為持有(ii)的權益。

2. 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等93,810,787股由周博士持有之股份。

3. 該等股份透過被視為受控制公司之權益的Firstland(於香港註冊成立之有限公司)持有。Firstland為其士香港(於香港註冊成立之有限公司)全資擁有之附屬公司；而其士香港為其士國際(於百慕達註冊成立之有限公司)全資擁有之附屬公司。根據證券及期貨條例第XV部，其士香港、其士國際、周博士及其配偶被視為擁有Firstland所持13,471,200股股份之權益。

除上文所披露者外，於二零零四年九月三十日，就本公司董事及主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

購買股份或債券之安排

除本公司及其相聯公司採納之購股權計劃外，於期間內任何時間，本公司或其任何控股公司或其任何附屬公司或同系附屬公司並無參與任何安排，使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

董事及主要行政人員之證券權益(續)

(乙) 相聯公司權益 — 股份

董事名稱	相聯公司	身份	普通股股份數目 個人權益	普通股股份數目 總數	權益概約百分比 (%)
周亦卿	其士國際	實益擁有人	140,669,359	140,669,359	50.49
馮伯坤	其士國際	實益擁有人	93,479	93,479	0.03
郭海生	其士國際	實益擁有人	98,216	98,216	0.04
簡嘉翰	其士國際	實益擁有人	29,040	29,040	0.01
米原慎一	其士國際	實益擁有人	1,671	1,671	0.0006

除上文及下文之「購股權計劃」所披露者外，於二零零四年九月三十日，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及香港聯合交易所有限公司(「聯交所」)之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

購股權計劃

其士國際股東及本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士科技計劃」)。其士國際股東於二零零二年九月二十日批准另一項其士國際購股權計劃(「其士國際計劃」)。其士科技計劃及其士國際計劃完全符合聯交所證券上市規則(「上市規則」)第十七章之規定。於二零零四年九月三十日，並無購股權根據其士科技計劃及其士國際計劃而授出、行使、註銷或失效。於期初及期結，並無其士科技計劃及其士國際計劃尚未行使之購股權之權益。

董事及主要行政人員之證券權益

於二零零四年九月三十日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及香港聯合交易所有限公司(「聯交所」)之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及短倉如下：

(甲)本公司權益 — 股份

		普通股股份數目			權益概約
董事名稱	**身份**	**個人權益**	**公司權益**	**總數**	**百分比**
					(%)
周亦卿	實益擁有人及受控制公司之權益	6,815,854	86,994,933*	93,810,787	54.75
馮伯坤	實益擁有人	2,580,000	–	2,580,000	1.5
郭海生	實益擁有人	2,400,000	–	2,400,000	1.4
簡嘉翰	實益擁有人	451,200	–	451,200	0.26
米原慎一	實益擁有人	600	–	600	0.00035

* *周亦卿博士實益持有其士國際集團有限公司(「其士國際」)140,669,359股股份，佔其士國際股份約50.49%。根據證券及期貨條例，周博士被視為擁有其士國際持有之本公司股份86,994,933股之權益，周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。*

展望

與去年同期比較，緊隨第三季7.2%的經濟增長，本港第四季的經濟將繼續增長。自亞太金融危機後投資亦錄得強勁增長。機械、器材及電腦軟件的投資均錄得雙位數字的增幅。美元弱勢亦有助外來資金流入本港，進一步推動投資，但亦會因進口通脹而對價格帶來負面效果。另一方面，縱然受到中國政府為控制經濟活動過熱情況而推行的宏觀調控所影響，內地經濟貿易仍然急劇上升。

展望未來，雖然營商環境競爭仍然劇烈，管理層憑藉市況轉佳而將繼續審慎地發展業務，並加強成本控制以維持集團的競爭力。本集團將加強與顧客間之聯繫及提供優質服務力求下半年度將有更好的表現。

財務評述

於二零零四年九月三十日，本集團之總資產淨值約為港幣3.8億元(二零零四年三月三十一日：港幣3.84億元)。

於二零零四年九月三十日，總債務與資本比率為0.06%(二零零四年三月三十一日：0.04%)及淨債務與資本比率為零(二零零四年三月三十一日：零)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣3.8億元(二零零四年三月三十一日：港幣3.84億元)而得出之百分比。

於二零零四年九月三十日，本集團銀行及其他借貸為港幣237,000元(二零零四年三月三十一日：港幣151,000元)。銀行結存及現金等值為港幣9千3百萬元(二零零四年三月三十一日：港幣1.24億元)，於過往兩期並無借貸淨額。

期內，財務費用為零(去年同期：港幣7,000元)。

本公司提供公司擔保總值港幣3.1百萬元(二零零四年三月三十一日：港幣3.1百萬元)，作為授予附屬公司之信貸擔保。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團對其資金流動及融資狀況均作出頻密之審核。

中期股息

董事會議決派發截至二零零四年九月三十日止六個月之中期股息每股港幣一仙(二零零三年：港幣二仙)並將於二零零五年一月十四日星期五派發予在二零零五年一月七日星期五名列於本公司股東名冊內之股東。

暫停股份過戶登記

本公司將於二零零五年一月三日星期一至二零零五年一月七日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，持有本公司股份人士，請於二零零四年十二月三十一日星期五下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，以便辦理過戶登記手續。

管理層討論及分析

截至二零零四年九月三十日止六個月，與去年同期相比，本集團之營業額及經營溢利均有所減少。縱然市場環境嚴峻，電腦部門的表現仍然令人鼓舞。然而，集團整體的業績倒退主要由於投資收入受定息投資未實現的虧損影響而減少。

回顧期內，自推出嶄新及具競爭力的電腦產品如東芝多媒體系列M30、超薄系列A100及R150後，電腦部門的營業額增長強勁。然而，受到市場劇烈競爭影響，商業機器部門利潤下滑，此等佳績亦被抵銷。

網絡方案及電訊系統部門扭轉了去年同期虧損的情況而轉虧為盈。進行中之大型合約包括為香港機場鐵路總站四季酒店大型電話交換機系統安裝工程合約、為所有政府部門提供Toshiba商業電話系統安裝合約及為香港和澳門美國友邦保險公司提供NEC電話交換機系統保養服務的合約。

技術及保養服務部門的表現輕微受到市場激烈競爭、產品價格下調及產品週期等影響。

回顧期內，雖然經濟環境十分波動，穩定的投資收入繼續成為本集團主要之入息來源。然而，投資收入受到手頭投資項目以二零零四年九月三十日按市值計算，產生之未實現虧損影響而有所減少。現時，本集團之投資組合包括外國債券及高回報票據，而本集團將繼續審慎地為其投資組合回報增值。

簡明財務報告附註*(續)*

12. 或然負債

於二零零四年九月三十日，本公司有關之或然負債：

(i) 為附屬公司之銀行信貸作出之擔保，共港幣3,064,000元(二零零四年三月三十一日：港幣3,102,000元)；及

(ii) 為若干附屬公司履約作出擔保共港幣4,694,000元(二零零四年三月三十一日：港幣2,053,000元)。

13. 營業性租賃

(a) 本集團作為承租人

於二零零四年九月三十日，本集團及本公司有關土地及樓房不可撤銷之營業性租約而須於未來支付之最低租賃付款如下：

	於二零零四年九月三十日 ***港幣千元***	於二零零四年三月三十一日 *港幣千元*
一年內	**1,512**	3,356
第二至第五年(包括首尾兩年)	**196**	–
	1,708	3,356

租約經商議達成之租期平均固定為兩年。

(b) 本集團作為出租人

投資物業租期為兩年及本集團並無給予租戶可續約之選擇。根據與租戶訂立於下列期間之不註銷之營業性租約，本集團日後可收取之最低租金如下：

	於二零零四年九月三十日 ***港幣千元***	於二零零四年三月三十一日 *港幣千元*
一年內	**264**	135
第二至第五年(包括首尾兩年)	**161**	–
	425	135

14. 比較數字

為符合本期內之表達方式，若干比較數字已重新分類列出。

簡明財務報告附註 *(續)*

9. 應付帳款、存入按金及應付費用

應付帳款、存入按金及應付費用包括應付貨款港幣26,116,000元(二零零四年三月三十一日：港幣28,613,000元)。

以下為應付貨款之帳齡分析：

	於二零零四年九月三十日 ***港幣千元***	於二零零四年三月三十一日 *港幣千元*
0－60天	**24,412**	26,739
61－90天	**511**	－
逾90天	**1,193**	1,874
	26,116	28,613

10. 股本

	每股面值港幣0.5元之普通股數目	**票面值** *港幣千元*
法定股本：	240,000,000	120,000
已發行及繳足股本：	171,355,871	85,678

是期內，法定股本及已發行股本並無任何變動。

11. 儲備

	股本溢價 *港幣千元*	資本儲備帳 *港幣千元*	資本贖回儲備帳 *港幣千元*	其他物業重估儲備帳 *港幣千元*	外匯兌換浮動儲備帳 *港幣千元*	股息儲備帳 *港幣千元*	保留溢利 *港幣千元*	合計 *港幣千元*
於二零零四年四月一日	223,434	18,231	14	2,764	1,036	5,141	47,288	297,908
二零零四年已派末期股息	－	－	－	－	－	(5,141)	－	(5,141)
申算海外附屬公司財務報告所產生之兌換轉變	－	－	－	－	(860)	－	－	(860)
期內溢利	－	－	－	－	－	－	2,502	2,502
股息	－	－	－	－	－	1,714	(1,714)	－
於二零零四年九月三十日	223,434	18,231	14	2,764	176	1,714	48,076	294,409

簡明財務報告附註（續）

5. 中期股息

	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
中期股息 每股港幣1仙 予171,355,871股（二零零三年： 每股港幣2仙予171,355,871股）	**1,714**	3,427

6. 每股盈利

每股盈利之計算乃根據期內溢利港幣2,502,000元（二零零三年：港幣8,401,000元）及普通股加權平均股數171,355,871（二零零三年：171,355,871）股計算。

由於本公司於截至二零零四年九月三十日及二零零三年九月三十日期間內均無攤薄潛在普通股，故並未有列出每股攤薄盈利。

7. 物業、廠房及設備

截至二零零四年九月三十日止六個月，本集團收購及出售物業、廠房及設備分別為港幣2,392,000元及港幣2,503,000元。

8. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貨款港幣59,213,000元（二零零四年三月三十一日：港幣56,650,000元）。

以下為應收貨款之帳齡分析：

	於二零零四年九月三十日	於二零零四年三月三十一日
	港幣千元	*港幣千元*
0 － 60天	**56,079**	50,455
61 －90天	**1,732**	3,298
逾90天	**1,402**	2,897
	59,213	56,650

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易客戶之平均信貸期為60天。

簡明財務報告附註(續)

3. 經營溢利

	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
經營溢利已扣除下列各項目:		
售出存貨之成本	**216,817**	180,811
物業、廠房及設備折舊	**2,139**	2,323
營業性租賃之樓宇租用支出	**4,035**	6,053
包括董事酬金之員工開支	**38,109**	41,934

4. 稅項

	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
現時稅項		
本公司及其附屬公司		
香港	**600**	665
海外	**191**	34
遞延稅項		
本期間	**34**	64
稅率改變	**—**	5
	825	768

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率17.5%(二零零三年:17.5%)計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

簡明財務報告附註(續)

2. 分類資料(續)

(a) 以業務區劃(續)

截至二零零三年九月三十日止六個月

	持續營運				終止營運		
	電腦及商業機器 *港幣千元*	網絡技術電訊系統 *港幣千元*	技術及保養服務 *港幣千元*	證券投資及其他 *港幣千元*	一般商品貿易 *港幣千元*	電訊服務及零售 *港幣千元*	總數 *港幣千元*
營業額							
總營業額	200,243	68,298	22,431	78,261	11	906	370,150
內部分類收入	(21,872)	(3,665)	(2,835)	–	(1)	(30)	(28,403)
外貿銷售	178,371	64,633	19,596	78,261	10	876	341,747
業績							
分類業績	4,144	(1,788)	1,143	4,832	–	–	8,331
利息收入							713
未分配公司費用							(210)
經營溢利							8,834
財務費用							(7)
所佔聯營公司業績	(235)	–	–	–	–	–	(235)
終止營運之收益	–	–	–	–	86	491	577
除稅前溢利							9,169
稅項							(768)
期內溢利							8,401

附註: 內部分類收入之作價乃根據管理層參考市場價格作出決定。

(b) 以地區區劃

	營業額	
	截至九月三十日止六個月	
	二零零四年 ***港幣千元***	二零零三年 *港幣千元*
香港	**268,850**	271,077
內地	**12,816**	7,537
泰國	**35,990**	59,069
其他	**2,211**	4,064
	319,867	341,747

簡明財務報告附註

截至二零零四年九月三十日止六個月

1. 主要會計政策

此中期簡明財務報表乃根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」之規定編製。

此中期簡明財務報表所採納之會計政策乃與本集團截至二零零四年三月三十一日止已審核之財務報表中所載之主要會計政策相符。

2. 分類資料

本集團按業務區劃之營業額及經營溢利／(虧損)及按地區區劃之營業額分析如下：

(a) *以業務區劃*

截至二零零四年九月三十日止六個月

	電腦及商業機器 *港幣千元*	網絡技術電訊系統 *港幣千元*	技術及保養服務 *港幣千元*	證券投資及其他 *港幣千元*	總數 *港幣千元*
營業額					
總營業額	231,174	48,598	34,020	25,184	338,976
內部分類收入	(10,986)	(1,343)	(6,780)	–	(19,109)
外貿銷售	220,188	47,255	27,240	25,184	319,867
業績					
分類業績	2,198	788	717	1,328	5,031
利息收入					543
未分配公司費用					(2,223)
經營溢利					3,351
財務費用					–
所佔聯營公司業績	(24)	–	–	–	(24)
除稅前溢利					3,327
稅項					(825)
期內溢利					2,502

簡明綜合現金流動表

截至二零零四年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零四年 *港幣千元*	 二零零三年 *港幣千元*
(使用於)來自經營業務之現金淨額	**(28,023)**	23,432
來自投資業務之現金淨額	**4,253**	7,627
使用於融資業務之現金淨額	**(7,024)**	(3,972)
現金及等同現金之(減少)增加	**(30,794)**	27,087
期初之現金及等同現金項目	**124,335**	148,960
匯兑調整	**(593)**	1,061
期末之現金及等同現金項目	**92,948**	177,108
現金及等同現金結餘之分析		
銀行結存及等同現金	**93,185**	177,108
銀行透支	**(237)**	–
	92,948	177,108

簡明綜合權益變動表
截至二零零四年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零四年 *港幣千元*	 二零零三年 *港幣千元*
於四月一日之總權益	**383,586**	364,234
申算海外附屬公司財務報告 所產生之兑換差額	**(860)**	(2,099)
期內溢利	**2,502**	8,401
已付股息	**(5,141)**	—
於九月三十日之總權益	**380,087**	370,536

簡明綜合資產負債表
二零零四年九月三十日結算

	附註	未經審核 二零零四年 九月三十日 港幣千元	經審核 二零零四年 三月三十一日 港幣千元
非流動資產			
投資物業		**5,160**	5,160
物業、廠房及設備	7	**27,575**	29,042
聯營公司權益		**2,198**	2,239
證券投資		**5,000**	5,000
定期存款		**7,800**	7,800
		47,733	49,241
流動資產			
存貨		**65,941**	67,069
待售物業		**1,135**	1,135
應收帳款、存出按金及預付款項	8	**81,050**	77,075
應收最終控股公司款項		**2,128**	245
就合約工程應向客戶收取的款項		**1,168**	438
可取回稅項		**827**	487
證券投資		**176,432**	152,769
銀行結存及等同現金		**93,185**	124,486
		421,866	423,704
流動負債			
應付帳款、存入按金及應付費用	9	**64,459**	66,315
就合約工程應向客戶支付的款項		**2,378**	1,322
應付票據		**1,055**	1,721
遞延服務收入		**19,764**	18,664
課稅準備		**1,041**	633
無抵押銀行透支		**237**	151
		88,934	88,806
流動資產淨值		**332,932**	334,898
總資產減流動負債		**380,665**	384,139
非流動負債			
遞延稅項		**413**	379
少數股東權益		**165**	174
		380,087	383,586
股本及儲備			
股本	10	**85,678**	85,678
儲備	11	**294,409**	297,908
		380,087	383,586

業績

其士科技控股有限公司(「本公司」)董事會宣佈，本公司及其附屬公司(「本集團」)截至二零零四年九月三十日止六個月未經審核之綜合業績與二零零三年同期比較數字概列如下：

簡明綜合收益表

截至二零零四年九月三十日止六個月

		未經審核	
		截至九月三十日止六個月	
		二零零四年	二零零三年
	附註	***港幣千元***	*港幣千元*
營業額	2	**319,867**	341,747
銷售成本		**(286,482)**	(312,851)
毛利		**33,385**	28,896
其他經營收入		**609**	5,852
經銷成本		**(24,098)**	(24,244)
行政支出		**(2,373)**	(2,062)
其他經營淨支出		**(4,172)**	392
經營溢利	3	**3,351**	8,834
財務費用		**–**	(7)
所佔聯營公司業績		**(24)**	(235)
終止營運之收益		**–**	577
除稅前溢利		**3,327**	9,169
稅項	4	**(825)**	(768)
期內溢利		**2,502**	8,401
中期股息	5	**1,714**	3,427
每股盈利	6		
基本		**1.46仙**	4.90仙
攤薄		**不適用**	不適用
每股中期股息		**1仙**	2仙





其士科技控股有限公司

（於百慕達註冊成立之有限公司）

二零零四至二零零五年度中期業績報告

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier iTech Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer through whom the sale or transfer was effected for transmission to the purchaser or the transferee.



CHEVALIER iTECH HOLDINGS LIMITED

其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 508)

MAJOR TRANSACTION

Financial adviser to Chevalier iTech Holdings Limited



SOMERLEY LIMITED

* *For identification only*

30th June, 2005

CONTENTS

In this circular, the following expressions have the meanings as set out below unless the context requires otherwise

"Acquisition"	the acquisition of the entire issued share capital of Pacific Coffee
"Agreement"	a share purchase agreement dated 6th April, 2005 entered into between CIL, the Company, the Vendors, the Associated Parties and the Warrantor
"associate"	has the meaning ascribed to it under the Listing Rules
"Associated Parties"	Mr. Roger King, as warrantor in respect of Albreda Investment Limited (a Vendor) under the Agreement, and Mr. Robert Naylor, the holder of options over shares in Pacific Coffee, all such options will be cancelled upon Completion as agreed under the Agreement
"Board"	board of Directors
"Business Day"	a day (other than a Saturday or Sunday) on which banks are open for ordinary banking business in Hong Kong
"CIL"	Chevalier iTech Limited, a wholly-owned subsidiary of the Company
"CIHL"	Chevalier International Holdings Limited, an exempt company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange
"CIHL Board"	board of directors of CIHL
"Company"	Chevalier iTech Holdings Limited, an exempt company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange
"Completion"	completion of the Agreement, which took place on 20th May, 2005
"Director(s)"	director(s) of the Company
"EBITDA"	the earnings before interest, tax, depreciation and amortization
"Enlarged Group"	the Group together with the Pacific Coffee Group on Completion
"Escrow Agent"	Messrs. Robertsons, the legal advisers to CIL on the Acquisition
"Escrow Amount"	the amount of HK$41,000,000 deposited with the Escrow Agent on Completion
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Latest Practicable Date"	27th June, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Macau"	the Macau Special Administrative Region of the PRC
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Companies
"Mr. Neir"	Mr. Thomas Neir, the founder, who is also one of the Vendors and a director of Pacific Coffee before Completion

"PRC"	The People's Republic of China, excluding Hong Kong, Macau and Taiwan for the purpose of this circular
"Pacific Coffee"	Pacific Coffee (Holdings) Limited, a company incorporated in the British Virgin Islands with limited liability on 25th July, 1995
"Pacific Coffee Group"	Pacific Coffee and its subsidiaries
"Sale Shares"	400,337 ordinary shares of Pacific Coffee, being the entire issued share capital of Pacific Coffee
"Share(s)"	ordinary share(s) of HK$0.5 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Vendors"	Corporations: Albreda Investment Limited, which is an investment holding company; Citicorp International Finance Corporation, which is a holding company engaging in international financing and merchant banking investment activities; Emperor Phoenix Limited, which is an investment holding company and its sole asset is its interest in Pacific Coffee; High Class Associates Limited, which is an investment holding company and its sole asset is its interest in Pacific Coffee Individuals: Michael and Patricia Berchtold; Katherine and Timothy Connor; Roy and Kipp Delbyck; Karen and David Handmaker; Mary Jenneskens; John and Lesley McKay; Carolyn and Brendan Miles; Christine Joanne Neir; David and Suzanne Neir; James and Catherine Neir; Paul Neir; Robert Louis Neir; Thomas Michael Neir; Thomas Michael Neir and Sally Otten; Philip Richard Oakden; James Brandon Schlueter and Laura Lee Wilbraham; Mark and Christine Silverstein; Laurie Smiley and George Bennett; Anthony and Anna Wilkinson; Daisy S. Yao and Denisa Y. Tong
"Warrantor"	Empress Dowager Limited, a company incorporated in the British Virgin Islands with limited liability on 3rd March, 2005, which has provided certain warranties to CIL in respect of the businesses of the Pacific Coffee Group pursuant to the Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

Executive Directors:
CHOW Yei Ching *(Chairman)*
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
KAN Ka Hon
CHOW Vee Tsung, Oscar
CHOW Lily

Independent non-executive Directors:
YONEHARA Shinichi
WU King Cheong
KWONG Man Sing

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

30th June, 2005

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

INTRODUCTION

On 11th April, 2005, the Board and CIHL Board jointly announced that, CIL, a wholly-owned subsidiary of the Company had entered into the Agreement with, among other parties, the Vendors in relation to an acquisition of their respective interests in Pacific Coffee, which in aggregate represents the entire issued share capital of Pacific Coffee for a cash consideration of HK$205 million.

The Acquisition constitutes a major transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with information on the Agreement and Pacific Coffee Group and other information as required under the Listing Rules.

AGREEMENT DATED 6TH APRIL, 2005

Parties to the Agreement

Vendors and Associated Parties: Various corporations and individuals.

To the best of the knowledge, information and belief of the Board and having made all reasonable enquiry, the Vendors (and in cases where the Vendor is a corporation, their ultimate beneficial owners) and the Associated Parties are independent of the Company or any of its connected persons, and are not connected persons of the Company.

Warrantor: Empress Dowager Limited.

To the best of the knowledge, information and belief of the Board and having made all reasonable enquiry, the Warrantor and its ultimate beneficial owner are independent of the Company and or any of its connected persons, and are not connected persons of the Company

* *For identification only*

Purchaser: CIL, a wholly-owned subsidiary of the Company

Guarantor: the Company, to guarantee the performance of the obligations of CIL under the Agreement

Asset to be acquired

400,337 ordinary shares of Pacific Coffee, being the entire issued share capital of Pacific Coffee.

Pacific Coffee's first outlet was established in 1993. Pacific Coffee now operates 39 retail outlets in Hong Kong and 6 in Singapore. Pacific Coffee sells high quality, premium roasted whole bean coffees, specialty coffees and cold beverages, baked goods and pastries along with coffee-related hardware and supplies. Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate customers including hotels, restaurants, clubs and large corporations. In addition, Pacific Coffee Group is also engaged in the wholesale of selected coffee beans in Hong Kong, Macau, the PRC and Singapore.

For the year ended 31st March, 2003, Pacific Coffee recorded an audited consolidated profit before and after tax of approximately HK$6.2 million and HK$4.4 million respectively. For the year ended 31st March, 2004, Pacific Coffee recorded an audited consolidated profit before and after tax of approximately HK$11.9 million and HK$9.4 million respectively. The audited consolidated profit before and after tax of Pacific Coffee for the year ended 31st March, 2005 were approximately HK$25.8 million and HK$21.0 million respectively. EBITDA of Pacific Coffee for 2003, 2004 and 2005 was approximately HK$17.4 million, HK$23.9 million and HK$37.2 million respectively.

As at 31st March, 2005, the audited consolidated net asset value of Pacific Coffee was approximately HK$85.9 million.

Consideration

The consideration for the Acquisition was HK$205 million in cash, which was agreed between CIL and the Vendors after arm's length negotiations. The consideration represents approximately 9.8 times of the 2005 audited consolidated net profit of Pacific Coffee and 5.5 times of the 2005 EBITDA of Pacific Coffee. The Board is of the view that the consideration for the Acquisition is reasonable after taking into account the growth rate of Pacific Coffee in the past years, the growth potential in demand for specialty coffee in Hong Kong, the southeast Asia region and the PRC market, as well as the goodwill of Pacific Coffee.

The consideration for the Acquisition was financed by approximately HK$145 million cash reserve of the Group and HK$60 million by bank borrowings. Given the current cashflow position, the cash and the cash equivalent securities of the Group and the level of borrowings, the Board considers the Acquisition will not have a significant adverse impact on the Group's liquidity nor its gearing ratio.

Upon Completion, CIL paid to the Vendors HK$164 million in cash, representing 80% of the consideration. The remaining HK$41 million of the consideration, being the Escrow Amount, was deposited with the Escrow Agent. The release of such Escrow Amount is subject to the terms of an escrow agreement (as detailed in the paragraphs below) entered into among the Vendors, the Warrantor, the Purchaser and the Escrow Agent on Completion. In the event of any breach of warranties given by the Warrantor under the Agreement (which relate to various aspects of the Pacific Coffee Group, including but not limited to its assets and liabilities, investments, accounts and records), the liability of the Warrantor shall be an amount equal to the diminution in value of the Sale Shares thereby caused and such amount will be deducted from the Escrow Amount and refunded to CIL. In the event of any dispute between the Warrantor and CIL as to the amount of the diminution, it will be resolved by final judgment of the courts of the relevant jurisdiction.

It is further provided under the warranties that in the event the audited consolidated net profit before tax (excluding exceptional and extraordinary items) of Pacific Coffee for the eleven months ended 28th February, 2005 is three percent lower than that set out in the consolidated management accounts of Pacific Coffee provided to CIL, CIL will be compensated with an amount equal to eight times of the shortfall, which will be settled by the Warrantor by deducting the same amount from the Escrow Amount. The Company confirms that no compensation has been claimed under this provision as at the Latest Practicable Date.

50% of the Escrow Amount, together with interest accrued thereon, less any deduction or compensation as aforesaid will be released to the Warrantor on the later of (i) 28 days from the date of issuance of the audited consolidated financial statements of the Pacific Coffee Group for the eleven months ended 28th February, 2005 (and if such date is not a Business Day, then the following Business Day); and (ii) two months after the date of Completion, provided that such date is no later than 30th November, 2005. The remaining balance of the Escrow Amount will be released to the Warrantor on the earlier of (i) 31st July, 2006 and (ii)

the date of issuance of the audited financial statement of Pacific Coffee and its then subsidiaries for the period commencing from 1st April, 2005 and ending 31st March, 2006 (and if such date is not a Business Day, then the following Business Day). The payment obligation of CIL shall be fulfilled upon releasing of the Escrow Amount to the Warrantor by the Escrow Agent in accordance with the escrow agreement. The Company confirms that the Escrow Amount has not yet been released to the Vendors as at the Latest Practicable Date.

Claims under the warranties given by the Warrantor under the Agreement are limited to the Escrow Amount. The Warrantor shall have no liability in respect of any claim under the warranties if written notice of any claim is given by CIL to the Warrantor after the earlier of (i) 31st July, 2006 and (ii) the date of issuance of the audited financial statements of Pacific Coffee made up as at 31st March, 2006 (and if such date is not a Business Day, then the next following Business Day).

Completion

Completion took place on 20th May, 2005.

OTHER INFORMATION

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the trading and servicing of computer and business machines, provision of network system and solution services, provision of technical and maintenance services and investment in securities.

Prior to Completion, the employment contracts of certain key employees of Pacific Coffee were amended to include a new provision requiring six months notice of termination. The Board believes that such provision mitigates any possible disruption to the operation of Pacific Coffee due to the change of control. In the event of any resignation of key employees, the Company would have sufficient time to recruit appropriate and competent replacement.

MANAGEMENT DISCUSSION ON PACIFIC COFFEE GROUP

The Pacific Coffee Group's capital structure as of 31st March, 2005 consisted of shareholders' equity of US$11,009,000 (approximately HK$85,870,000). As at 31st March, 2004, the shareholders' equity was US$8,917,000 (approximately HK$69,553,000). As at 31st March, 2003, the shareholders' equity was US$8,489,000 (approximately HK$66,214,000). The Pacific Coffee Group has been financing its operations through shareholders' funds and internally generated cash flow.

The Pacific Coffee Group enjoyed a sales growth of 23.5% and 8.8% during the years ended 31st March, 2005 to US$22,991,000 (approximately HK$179,330,000) and 31st March, 2004 to US$18,618,000 (approximately HK$145,220,000) as compared to the year ended 31st March, 2004 and 31st March, 2003 respectively. Gross profits in 2005 improved by 23.5% to US$16,999,000 (approximately HK$132,592,000) and in 2004 increased by 11.3% to US$13,762,000 (approximately HK$107,344,000). The 2005 profit before taxation increased by 117.8% to US$3,311,000 (approximately HK$25,826,000) while profit after taxation increased by 123.6% to US$2,694,000 (approximately HK$21,013,000) as compared to the year ended 31st March, 2004. Whereas, the 2004 profit before taxation increased by 91.0% to US$1,520,000 (approximately HK$11,856,000) and the profit after taxation increased by 110.0% to US$1,205,000 (approximately HK$9,399,000) as compared to the year ended 31st March, 2003. The growth of turnover and gross profits are attributable to the success of business strategies of capturing market share and cost controlling.

The Pacific Coffee Group had about 240 employees as at the Latest Practicable Date. Total staff costs for the year ended 31st March, 2005 amounted to US$4,928,000 (approximately HK$38,438,000).

The Pacific Coffee Group generated strong positive cashflow from operations of US$4,629,000 (approximately HK$36,106,000) during the year ended 31st March, 2005. The Pacific Coffee Group had no borrowings as at 31st March, 2005.

The Pacific Coffee Group's sales are predominantly in Hong Kong dollars, whereas part of its materials purchases are from offshore suppliers denominated in U.S. dollars, which remained relatively stable during each of the three years ended 31st March, 2003, 2004 and 2005.

FINANCIAL EFFECTS OF THE ACQUISITION

Upon Completion, Pacific Coffee became an indirect wholly-owned subsidiary of the Company and its results would be consolidated into the accounts of the Group.

As set out in the consolidated balance sheet of the Group in Appendix II – "Financial information on the Group", the Group had unaudited net tangible asset value of approximately HK$380.1 million as at 30th September, 2004. After the Acquisition, the unaudited pro forma net tangible asset value of the Enlarged Group was approximately HK$261.0 million as shown in Appendix III – "Financial information of the Enlarged Group". The drop was mainly attributable to the goodwill arising from the Acquisition of approximately HK$119.1 million.

Since HK$60 million bank borrowings were raised to partly finance the Acquisition, the level of bank borrowings of the Enlarged Group would accordingly increased.

The Group recorded an audited consolidated profit after tax of approximately HK$22.9 million for the year ended 31st March, 2004. The Pacific Coffee recorded an audited consolidated profit after tax of approximately HK$21.0 million for the year ended 31st March, 2005. Given the profit track record of Pacific Coffee, the Acquisition will enlarge the earning base of the Group in the future.

BACKGROUND TO AND REASONS FOR THE ACQUISITION

The Board was approached by the financial adviser to the Vendors in January 2005 regarding an investment opportunity in Pacific Coffee. After carrying out financial and legal due diligence on the businesses of Pacific Coffee, the Group commenced negotiations with the Vendors in acquiring the entire issued share capital of Pacific Coffee. The Agreement was reached between the parties to the Agreement on 6th April, 2005.

The businesses of the Group have been deteriorating which is reflected in its diminishing turnover in the recent years. The Board considers the Acquisition not only enables the Group to capture the fast growing and lucrative specialty coffee business in Hong Kong, the PRC and neighbouring countries, it also enables the Group to diversify its businesses and broaden its income stream.

The Board considers the terms of the Acquisition, including the consideration, are fair and reasonable and the Acquisition is beneficial to and in the interests of the Company and the Shareholders.

LISTING RULES IMPLICATIONS

Under the Listing Rules, the Acquisition constitutes a major transaction for the Company and would normally require shareholders' approval at a general meeting of the Company. According to Rule 14.44 of the Listing Rules, in the event that a written shareholders' approval has been obtained from a shareholder who holds more than 50% in nominal value of the securities giving the right to attend and vote at the general meeting to approve the transaction, the general meeting for shareholders to approve the transaction is not required. The Company has received a written approval in respect of the Acquisition from CIHL, which as at the Latest Practicable Date holds approximately 50.77% of the issued share capital of the Company. No Shareholder, including CIHL and its associates, is interested in the Acquisition except as a Shareholder, therefore no Shareholder would be required to abstain from voting at a general meeting of the Company to approve the Acquisition. To the best of the knowledge, information and belief of the Board and the CIHL Board and having made all reasonable enquiry, none of the Vendors, the Associated Parties and the Warrantor or their respective associates have any interests in the Company or CIHL. Accordingly, under Rule 14.44 of the Listing Rules, a general meeting of the Shareholders to consider and, if thought fit, to approve the Acquisition will not be held.

GENERAL

Your attention is drawn to the additional information contained in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

The following is the text of a report, prepared for the purpose of incorporation in this circular, received from the reporting accountants, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong.

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

30th June, 2005

The Directors
Chevalier iTech Holdings Limited
22nd Floor Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

Dear Sirs,

We set out below our report on the financial information set out in sections A to D ("Financial Information") below regarding Pacific Coffee (Holdings) Limited ("Pacific Coffee") and its subsidiaries (hereinafter collectively referred to as the "Pacific Coffee Group") for each of the three years ended 31st March, 2003, 2004 and 2005 (hereinafter collectively referred to as the "Relevant Periods") for inclusion in the circular dated 30th June, 2005 (the "Circular") issued by Chevalier iTech Holdings Limited (the "Company") in connection with the acquisition of the entire issued share capital of Pacific Coffee (the "Acquisition").

Pacific Coffee was incorporated in the British Virgin Islands as a limited liability company on 25th July, 1995 and its principal activity is investment holding. As at the date of this report, Pacific Coffee has 100% direct interests in the ordinary share capital of following subsidiaries:

Name of subsidiary	Place of incorporation	Date of incorporation	Issued and fully paid share capital	Principal activities
Pacific Coffee Company Limited	Hong Kong	21st July, 1992	HK$77,355	Trading of coffee products, operation of coffee shops and provision of maintenance services
PCC Investment Limited	Hong Kong	16th March, 2001	HK$2	Operation of coffee shops
PCC Investment (II) Limited	Hong Kong	10th December, 2003	HK$2	Operation of coffee shops
Pacific Coffee Company (S) Pte Ltd	Singapore	20th April, 1999	S$100,000	Trading of coffee products and books, operation of coffee shops
Pacific Coffee Company (Australia) Pty Limited	Australia	26th November, 1999	AUS$1	Investment holding

The financial statements of the Pacific Coffee Group for each of the three years ended 31st March, 2003, 2004 and 2005, which were prepared in accordance with the accounting principles generally accepted in Hong Kong, were audited by Philip Poon & Partners CPA Limited.

We have examined the audited financial statements of the Pacific Coffee Group for the Relevant Periods. Our examination was made in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" as recommended by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The Financial Information, which is expressed in United States dollars, has been prepared based on the audited financial statements for the Relevant Periods of the Pacific Coffee Group after making such adjustments as we consider appropriate, for the purpose of preparing our report for inclusion in the Circular.

The financial statements of the Pacific Coffee Group are the responsibility of the directors of Pacific Coffee who approve their issue. The Directors are responsible for the contents of the Circular in which this report is included. It is our responsibilities to compile the Financial Information set out in this report from the financial statements of the Pacific Coffee Group, to form an opinion on the Financial Information and to report our opinion to you.

In our opinion, the Financial Information gives, for the purpose of this report, a true and fair view of the state of affairs of the Pacific Coffee Group and Pacific Coffee as at 31st March, 2003, 2004 and 2005 and of the profit and cash flows of the Pacific Coffee Group for each of the years then ended.

A. FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENTS OF THE PACIFIC COFFEE GROUP

		Year ended 31st March,		
		2003	**2004**	**2005**
	Notes	*US$'000*	*US$'000*	*US$'000*
Turnover	3	17,115	18,618	22,991
Cost of goods sold		(4,748)	(4,856)	(5,992)
Gross profit		12,367	13,762	16,999
Other revenue		454	343	565
Other operating expenses		(10,283)	(10,919)	(12,531)
Administrative expenses		(1,725)	(1,649)	(1,697)
Operating profit		813	1,537	3,336
Finance costs		(17)	(17)	(25)
Profit before taxation	4	796	1,520	3,311
Taxation	5	(225)	(315)	(617)
Profit after taxation		571	1,205	2,694
Dividends	6	1,000	777	602

CONSOLIDATED BALANCE SHEETS OF THE PACIFIC COFFEE GROUP

		As at 31st March,		
		2003	**2004**	**2005**
	Notes	*US$'000*	*US$'000*	*US$'000*
Non-current assets				
Property, plant and equipment	7	4,212	3,548	3,569
Current assets				
Inventories	9	523	481	555
Trade and other receivables	10	263	142	148
Deposits and prepayments		1,710	1,897	2,223
Bank balances and cash		4,367	4,530	6,588
		6,863	7,050	9,514
Current liabilities				
Trade payables	12	592	636	900
Other payables, accruals and deposits		769	743	697
Dividend payable		1,000	–	–
Provision for taxation		44	206	397
		2,405	1,585	1,994
Net current assets		4,458	5,465	7,520
Total assets less current liabilities		8,670	9,013	11,089
Non-current liability				
Deferred tax	13	181	96	80
NET ASSETS		8,489	8,917	11,009
Share capital	14	40	40	40
Share premium	15	5,316	4,539	3,937
Retained profits	16	3,133	4,338	7,032
CAPITAL AND RESERVES		8,489	8,917	11,009

BALANCE SHEETS OF PACIFIC COFFEE

	Notes	2003 US$'000	2004 US$'000	2005 US$'000
		As at 31st March,		
Non-current assets				
Investments in subsidiaries	8	1,123	1,123	1,123
Current assets				
Amounts due from subsidiaries	11	2,096	1,694	1,961
Other receivable		23	24	24
Prepayments		61	56	49
Bank balances and cash		2,950	2,186	1,343
		5,130	3,960	3,377
Current liabilities				
Amounts due to subsidiaries		–	609	685
Accruals		44	61	53
Dividend payable		1,000	–	–
		1,044	670	738
Net current assets		4,086	3,290	2,639
NET ASSETS		5,209	4,413	3,762
Share capital	14	40	40	40
Share premium	15	5,316	4,539	3,937
Accumulated losses	16	(147)	(166)	(215)
CAPITAL AND RESERVES		5,209	4,413	3,762

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF THE PACIFIC COFFEE GROUP

	2003 US$'000	2004 US$'000	2005 US$'000
	Year ended 31st March,		
Total equity as at 1st April	8,925	8,489	8,917
Shares repurchase	(7)	–	–
Profit for the year	571	1,205	2,694
Dividends	(1,000)	(777)	(602)
Total equity as at 31st March	8,489	8,917	11,009

CONSOLIDATED CASH FLOW STATEMENTS OF THE PACIFIC COFFEE GROUP

	Year ended 31st March,		
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
Operating activities			
Profit before taxation	796	1,520	3,311
Adjustments for:			
Depreciation	1,439	1,540	1,464
Loss on disposal of property, plant and equipment	260	74	66
Bank overdraft interest	1	–	–
Interest income	(39)	(15)	(24)
Operating cash flows before movements in working capital	2,457	3,119	4,817
Decrease (increase) in inventories	375	42	(74)
(Increase) decrease in trade and other receivables	(120)	121	(6)
Increase in deposits and prepayments	(210)	(187)	(326)
(Decrease) increase in trade payables	(182)	44	264
Increase (decrease) in other payables, accruals and deposits	35	(26)	(46)
Cash generated from operations	2,355	3,113	4,629
Interest paid	(1)	–	–
Interest received	39	15	24
Profits tax paid	(114)	(238)	(442)
Net cash from operating activities	2,279	2,890	4,211
Investing activities			
Proceeds from disposal of property, plant and equipment	26	5	–
Purchase of property, plant and equipment	(1,887)	(955)	(1,551)
Net cash used in investing activities	(1,861)	(950)	(1,551)
Financing activities			
Dividend paid	–	(1,777)	(602)
Repurchase of shares	(7)	–	–
Net cash used in financing activities	(7)	(1,777)	(602)
Increase in cash and cash equivalents	411	163	2,058
Cash and cash equivalents at beginning of the year	3,956	4,367	4,530
Cash and cash equivalents at end of the year	4,367	4,530	6,588
Representing:			
Bank balances and cash	4,367	4,530	6,588

NOTES TO THE FINANCIAL INFORMATION

1. SIGNIFICANT ACCOUNTING POLICIES

The Financial Information has been prepared under the historical cost convention and in accordance with the accounting principles generally accepted in Hong Kong. The significant accounting policies adopted in preparing these Financial Information are as follows:

(a) Basis of consolidation

The consolidated financial information of the Pacific Coffee Group incorporates the financial information of Pacific Coffee and its subsidiaries made up to 31st March each year.

(b) Subsidiaries

Investments in subsidiaries are carried at cost less provision for impairment loss where appropriate.

(c) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any identified impairment loss.

Depreciation is provided to write off the cost of the assets over their estimated useful lives, and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Furniture and fixtures	10% – 60%
Machinery and equipment	16.67% – 85.71%

The gain or loss arising on disposal or retirement of an asset is determined as the difference between the net sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(d) Impairment

At each balance sheet date, the carrying amounts are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

(e) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out basis.

(f) Revenue recognition

Revenue from sales of goods is recognised when the goods are delivered to customers and the title has been passed.

Maintenance service income and marketing service income are recognised upon completion of services provided.

Interest income is recognised on a time proportion basis by reference to the principal amounts outstanding and the interest rates applicable.

(g) Operating leases

Leases where substantially all the risks and rewards of ownership of the assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating lease are charged or credited to the income statement on a straight-line basis over the relevant lease terms.

1. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

(h) **Retirement benefit costs**

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

(i) **Foreign currencies**

The financial records of Pacific Coffee are maintained in United States Dollars whereas those of its subsidiaries are maintained in the domestic currencies of the geographical areas, in which the businesses operate. Transactions in currencies other than United States Dollars or the reporting currencies where applicable are translated at the prevailing rates on the dates of the transactions. Monetary assets and liabilities denominated in other currencies are re-translated at the rate prevailing on the balance sheet date. Gains and losses arising on translation are dealt with in the income statement.

On consolidation, the assets and liabilities of the Pacific Coffee Group's subsidiaries with financial records maintained in domestic currencies are translated at exchanges rates prevailing on the balance sheet date. Income and expenses items are translated at the average exchange rates for the period. Exchange differences arising on consolidation are classified as translation reserve under equity. Such translation differences are recognised as income or as expense in the period in which the operation is disposed of.

(j) **Deferred taxation**

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial information and the corresponding tax bases used in the computation of taxable profits, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investment in subsidiary, except where the Pacific Coffee Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rate that are expected to apply in the period when the liability is settled or the assets realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

In 2004, HKICPA issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards (herein collectively referred to as the "new HKFRSs") which are effective for accounting period beginning on or after 1st January, 2005.

The Pacific Coffee Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

2. **SEGMENT INFORMATION**

Over 90% of the Pacific Coffee Group's operations are located and carried out in Hong Kong, and the sole principal activity of the Pacific Coffee Group is operation of coffee shops. Accordingly, no segment information by business and geographical area presented.

3. **TURNOVER**

Turnover represents sales at invoiced value to customers.

4. PROFIT BEFORE TAXATION

	Year ended 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Profit before taxation is arrived at after charging:			
Auditors' remuneration	10	11	20
Depreciation	1,439	1,540	1,464
Directors' emoluments			
– fee	–	–	–
– contributions to retirement benefit scheme	4	4	4
– other emoluments	491	447	488
Staff costs	3,860	3,771	4,436
	4,355	4,222	4,928
Operating lease charges in respect of rented properties	3,991	4,539	5,196
Loss on disposal of property, plant and equipment	260	74	66
Finance costs			
– Bank overdraft interest	1	–	–
– Bank charges	16	17	25
	17	17	25
and crediting:			
Interest income	39	15	24
Gross earning from leasing of machinery	78	48	44
Maintenance service income	77	89	102
Marketing service income	216	175	388

5. TAXATION

	Year ended 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
The charge comprises:			
Hong Kong Profits Tax *(note (a) below)*	178	400	633
Deferred tax *(note 13)*	47	(85)	(16)
	225	315	617

The taxation charge can be reconciled to the profit for the Relevant Periods as follows:

	Year ended 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Profit before taxation	796	1,520	3,311
Tax at the Hong Kong Profits Tax rate of 16%, 17.5% and 17.5%	127	266	579
Tax effect of non-deductible expenses	7	9	13
Tax effect of non-taxable income	(1)	(1)	(1)
Tax effect of utilisation of unrecognised tax losses	(3)	(9)	–
Tax effect of tax losses not recognised	64	–	–
Increase in opening deferred tax liability resulting from an increase in Hong Kong Profits Tax rate *(note (b) below)*	–	17	–
Effect of different tax rates of subsidiaries operating in other jurisdiction	–	(4)	(2)
Others	31	37	28
Taxation charge for the year	225	315	617

5. **TAXATION** *(continued)*

Notes:

(a) Hong Kong Profits Tax is provided at the rate of 16%, 17.5% and 17.5% on the assessable profits for each of the three years ended 31st March, 2003, 31st March, 2004 and 31st March, 2005, respectively.

No provision for foreign income tax is required as the subsidiary operating in other jurisdiction incurred losses during the Relevant Periods.

(b) During the year ended 31st March, 2004, the Hong Kong Government changed the Hong Kong Profits Tax rate from 16% to 17.5% with effect from the year of assessment 2003/04.

6. **DIVIDENDS**

	Year ended 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Interim dividend			
US$0.6928 and US$1.5048 per ordinary share in 2004 and 2005	–	277	602
Special dividend			
US$2.4979 and US$1.2489 per ordinary share in 2003 and 2004	1,000	500	–
	1,000	777	602

7. **PROPERTY, PLANT AND EQUIPMENT**

	PACIFIC COFFEE GROUP			
		Machinery and equipment		
	Furniture and fixtures	**held for own use**	**held for lease**	**Total**
	US$'000	*US$'000*	*US$'000*	*US$'000*
COST				
As at 1st April, 2002	5,096	1,922	212	7,230
Additions	1,430	445	12	1,887
Disposals	(497)	(101)	(143)	(741)
As at 31st March, 2003	6,029	2,266	81	8,376
Additions	717	226	12	955
Disposals	(60)	(93)	(11)	(164)
As at 31st March, 2004	6,686	2,399	82	9,167
Additions	1,210	340	1	1,551
Disposals	(594)	(455)	(54)	(1,103)
As at 31st March, 2005	7,302	2,284	29	9,615
ACCUMULATED DEPRECIATION				
As at 1st April, 2002	2,116	887	177	3,180
Charge for the year	1,017	391	31	1,439
Eliminated on disposals	(246)	(66)	(143)	(455)
As at 31st March, 2003	2,887	1,212	65	4,164
Charge for the year	1,136	395	9	1,540
Eliminated on disposals	(17)	(57)	(11)	(85)
As at 31st March, 2004	4,006	1,550	63	5,619
Charge for the year	1,098	357	9	1,464
Eliminated on disposals	(550)	(431)	(56)	(1,037)
As at 31st March, 2005	4,554	1,476	16	6,046
NET BOOK VALUES				
As at 31st March, 2003	3,142	1,054	16	4,212
As at 31st March, 2004	2,680	849	19	3,548
As at 31st March, 2005	2,748	808	13	3,569

8. INVESTMENTS IN SUBSIDIARIES

	As at 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Unlisted shares, at cost	1,123	1,123	1,123

9. INVENTORIES

All inventories, which are held for resale, are carried at cost.

10. TRADE AND OTHER RECEIVABLES

Included in these amounts are trade receivables of US$202,000, US$92,000 and US$108,000 outstanding at 31st March, 2003, 31st March, 2004 and 31st March, 2005, respectively. An aged analysis of the trade receivable is as follows:

	As at 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Aged at 0 to 30 days	202	85	102
Aged at 31 to 60 days	–	6	5
Aged at over 60 days	–	1	1
	202	92	108

The Pacific Coffee Group has a policy of allowing an average credit period of 30-60 days to its trade customers.

11. AMOUNTS DUE FROM SUBSIDIARIES

	As at 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Secured *(note (b))*	–	1,679	1,961
Unsecured	2,096	15	–
	2,096	1,694	1,961

Notes:

(a) The amounts due from subsidiaries are interest free and have no fixed term of repayment.

(b) The balance is secured by all assets of the subsidiary.

12. TRADE PAYABLES

An aged analysis of the trade payables is as follows:

	As at 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Aged at 0 to 30 days	572	630	767
Aged at 31 to 60 days	1	–	11
Aged at over 60 days	19	6	122
	592	636	900

13. DEFERRED TAX

The major deferred tax liabilities recognised by the Pacific Coffee Group and movements thereon during the Relevant Periods are attributable to the followings:

	Accelerated tax allowances	Tax losses	Total
	US$'000	*US$'000*	*US$'000*
As at 1st April, 2002	134	–	134
Charge to income statement	47	–	47
As at 31st March, 2003	181	–	181
Charge to income statement	(85)	–	(85)
As at 31st March, 2004	96	–	96
Charge (credit) to income statement	11	(27)	(16)
As at 31st March, 2005	107	(27)	80

At the balance sheet date, the Pacific Coffee Group has unused tax losses and deductible temporary differences in respect of capital allowances for which no deferred tax assets is recognised in the balance sheet as follows:

	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
Capital allowances	876	932	1,021
Tax losses	746	695	695
	1,622	1,627	1,716

Deferred tax asset has not been recognised due to the unpredictability of future profit streams to utilise the deductible temporary differences or to offset against the unused tax losses which can be carried forward indefinitely.

14. SHARE CAPITAL

	As at 31st March,		
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
Authorised:			
500,000 ordinary shares of US$0.1 each	50	50	50
Issued and fully paid:			
400,337 ordinary shares of US$0.1 each	40	40	40

At the beginning of the Relevant Periods, the issued capital of Pacific Coffee was US$40,071 divided into 400,710 shares of US$0.1 each. Pursuant to the special resolution passed on 14th January,2003, the issued share capital was reduced from US$40,071 to US$40,034 by the repurchase of 370 ordinary shares at US$20 each for cash at a premium of US$19.9 each. The repurchased shares were cancelled upon repurchase.

Other than the above, there was no change in the authorised, issued and fully paid capital during each of the three years ended 31st March, 2003, 2004 and 2005.

15. SHARE PREMIUM

	As at 31st March,		
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
As at 1st April	6,323	5,316	4,539
Shares repurchase	(7)	–	–
Dividends	(1,000)	(777)	(602)
As at 31st March	5,316	4,539	3,937

16. RETAINED PROFITS (ACCUMULATED LOSSES)

	PACIFIC COFFEE GROUP		
	As at 31st March,		
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
As at 1st April	2,562	3,133	4,338
Profit for the year	571	1,205	2,694
As at 31st March	3,133	4,338	7,032

	PACIFIC COFFEE		
	As at 31st March,		
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
As at 1st April	(142)	(147)	(166)
Loss for the year	(5)	(19)	(49)
As at 31st March	(147)	(166)	(215)

17. OPERATING LEASE COMMITMENTS

(a) At the balance sheet dates, the Pacific Coffee Group had commitments for future minimum lease payments in respect of leasing of properties under non-cancellable operating leases which fall due as follows:

	As at 31st March,		
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
Within one year	3,948	4,140	4,526
In the second to fifth year inclusive	3,984	4,192	5,586
After the fifth year	–	379	–
	7,932	8,711	10,112

Leases are negotiated for term ranging from two to three years and rental are fixed for an average of two years.

17. OPERATING LEASE COMMITMENTS *(continued)*

(b) At the balance sheet dates, the Pacific Coffee Group had contracted with the lessees in respect of leasing of machinery for the following future minimum lease payments:

	As at 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Within one year	32	30	11
In the second to fifth year inclusive	24	14	4
	56	44	15

All machinery held for leases were leased out for an average terms of two years.

18. CONTINGENT LIABILITIES

At 31st March, 2005, the Pacific Coffee Group had contingent liabilities of US$128,000 in respect of liquidated damages for an alleged breach of a wholesale food supply contract. No provision is made in the financial information as the directors of Pacific Coffee are of the opinion that the plaintiff is to be unlikely successful in claiming the amount.

B. RETIREMENT BENEFIT SCHEMES

The Pacific Coffee Group participates in Mandatory Provident Fund Scheme (the "MPF Scheme") and Central Provident Fund ("CPF"), defined contribution schemes, for the benefits of the Hong Kong and Singapore employees respectively. The assets of the schemes are held separately from those of the Pacific Coffee Group, in funds under the control of trustees.

The total cost charged to income statement for the three years ended 31st March, 2003, 2004 and 2005 of US$189,000, US$177,000 and US$210,000, respectively, represents contributions pay and payable to these schemes by the Pacific Coffee Group in respect of the respective accounting period. Contributions of US$18,000, US$15,000 and US$23,000 as at 31st March, 2003, 31st March, 2004 and 31st March, 2005, respectively, had not been paid over the schemes.

C. SUBSEQUENT EVENTS

Subsequent to 31st March, 2005 but before the completion of Acquisition, an interim dividend for the year ending 31st March 2006 of US$16.88 per ordinary share, amounting to US$6,758,000 was paid to the shareholders.

D. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of the Pacific Coffee or any of its subsidiaries have been issued subsequent to 31st March, 2005.

Yours faithfully,

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

A. THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated income statement of the Group for each of the three years ended 31st March, 2004 extracted from the relevant annual reports of the Company:

Results

	2004 *HK$'000*	2003 *HK$'000*	2002 *HK$'000*
Turnover	670,583	687,903	775,364
Cost of sales	(597,626)	(604,595)	(636,995)
Gross profit	72,957	83,308	138,369
Other operating income	8,924	10,454	9,907
Distribution costs	(52,642)	(94,629)	(146,180)
Administrative expenses	(3,757)	(5,863)	(7,713)
Other operating expenses	(1,979)	(1,499)	(3,813)
Profit (loss) from operations	23,503	(8,229)	(9,430)
Finance costs	(22)	(68)	(228)
Share of results of associates	(77)	1,927	5,135
Gain (loss) on discontinued operations	1,016	(12,093)	260
Profit (loss) before taxation	24,420	(18,463)	(4,263)
Taxation	(1,557)	(4,334)	(5,166)
Profit (loss) for the year	22,863	(22,797)	(9,429)
Dividend	8,568	–	8,568
Earnings (loss) per share			
Basic	13.34 cents	(13.30) cents	(5.50) cents
Diluted	N/A	N/A	N/A

Assets and liabilities

		31st March,	
	2004 *HK$'000*	2003 *HK$'000*	2002 *HK$'000*
Total assets	472,945	465,585	500,991
Total liabilities	89,185	101,165	115,939
Minority interests	174	186	184
Shareholders' funds	383,586	364,234	384,868

B. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

The following is the reproduction of the unaudited consolidated financial statements of the Group contained in pages 1 to 10 of the Company's 2004/05 interim report:

"CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2004

		Unaudited Six months ended 30th September,	
		2004	**2003**
	Notes	*HK$'000*	*HK$'000*
Turnover	2	319,867	341,747
Cost of sales		(286,482)	(312,851)
Gross profit		33,385	28,896
Other operating income		609	5,852
Distribution costs		(24,098)	(24,244)
Administrative expenses		(2,373)	(2,062)
Other net operating expenses		(4,172)	392
Profit from operations	3	3,351	8,834
Finance costs		–	(7)
Share of result of an associate		(24)	(235)
Gain on discontinued operations		–	577
Profit before taxation		3,327	9,169
Taxation	4	(825)	(768)
Profit for the period		2,502	8,401
Interim dividend	5	1,714	3,427
Earnings per share	6		
Basic		1.46 cents	4.90 cents
Diluted		N/A	N/A
Interim dividend per share		1 cent	2 cents

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September, 2004

	Notes	Unaudited 30th September, 2004 HK$'000	Audited 31st March, 2004 HK$'000
Non-current assets			
Investment properties		5,160	5,160
Property, plant and equipment	7	27,575	29,042
Interest in an associate		2,198	2,239
Investments in securities		5,000	5,000
Fixed deposit		7,800	7,800
		47,733	49,241
Current assets			
Inventories		65,941	67,069
Properties for sale, at cost		1,135	1,135
Debtors, deposits and prepayments	8	81,050	77,075
Amount due from ultimate holding company		2,128	245
Amount due from customers for contract work		1,168	438
Tax recoverable		827	487
Investments in securities		176,432	152,769
Bank balances and cash equivalents		93,185	124,486
		421,866	423,704
Current liabilities			
Creditors, deposits and accruals	9	64,459	66,315
Amounts due to customers for contract work		2,378	1,322
Bills payable		1,055	1,721
Deferred service income		19,764	18,664
Provision for taxation		1,041	633
Unsecured bank overdrafts		237	151
		88,934	88,806
Net current assets		332,932	334,898
Total assets less current liabilities		380,665	384,139
Non-current liability			
Deferred taxation		413	379
Minority interests		165	174
		380,087	383,586
Capital and reserves			
Share capital	10	85,678	85,678
Reserves	11	294,409	297,908
		380,087	383,586

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2004

	Unaudited Six months ended 30th September,	
	2004	**2003**
	HK$'000	*HK$'000*
Total equity as at 1st April	383,586	364,234
Exchange difference arising on translation of financial statements of overseas subsidiaries	(860)	(2,099)
Profit for the period	2,502	8,401
Final dividend paid	(5,141)	–
Total equity as at 30th September	380,087	370,536

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2004

	Unaudited Six months ended 30th September,	
	2004	**2003**
	HK$'000	*HK$'000*
Net cash (used in) from operating activities	(28,023)	23,432
Net cash from investing activities	4,253	7,627
Net cash used in financing activities	(7,024)	(3,972)
(Decrease) increase in cash and cash equivalents	(30,794)	27,087
Cash and cash equivalents at beginning of period	124,335	148,960
Effect of foreign exchange rate changes	(593)	1,061
Cash and cash equivalents at end of period	92,948	177,108
Analysis of the balances of cash and cash equivalents		
Bank balances and cash equivalents	93,185	177,108
Bank overdrafts	(237)	–
	92,948	177,108

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2004

1. Significant accounting policies

The condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies adopted in these condensed interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the audited financial statements for the year ended 31st March, 2004.

2. Segment information

An analysis of the Group's turnover and contribution to operating profit/(loss) by business segments and turnover by geographical segments are as follows:

(a) ***By business segments***

For the six months ended 30th September, 2004

	Computer and business machines	Network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover					
Total sales	231,174	48,598	34,020	25,184	338,976
Inter-segment sales	(10,986)	(1,343)	(6,780)	-	(19,109)
External sales	220,188	47,255	27,240	25,184	319,867
Results					
Segment results	2,198	788	717	1,328	5,031
Interest income					543
Unallocated corporate expenses					(2,223)
Profit from operations					3,351
Finance costs					-
Share of results of an associate	(24)	-	-	-	(24)
Profit before taxation					3,327
Taxation					(825)
Profit for the period					2,502

2. **Segment information** *(Continued)*

(a) ***By business segments*** *(Continued)*

For the six months ended 30th September, 2003

	Continuing operations				Discontinued operations		
	Computer and business machines	Network solution and telecommunication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Telecommunication services and retailing	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover							
Total sales	200,243	68,298	22,431	78,261	11	906	370,150
Inter-segment sales	(21,872)	(3,665)	(2,835)	–	(1)	(30)	(28,403)
External sales	178,371	64,633	19,596	78,261	10	876	341,747
Results							
Segment results	4,144	(1,788)	1,143	4,832	–	–	8,331
Interest income							713
Unallocated corporate expenses							(210)
Profit from operations							8,834
Finance costs							(7)
Share of results of an associate	(235)	–	–	–	–	–	(235)
Gain on discontinued operations	–	–	–	–	86	491	577
Profit before taxation							9,169
Taxation							(768)
Profit for the period							8,401

Note: Inter-segment sales are charged at prices determined by management with reference to market prices.

(b) ***By geographical segments***

	Turnover Six months ended 30th September, 2004	2003
	HK$'000	HK$'000
Hong Kong	268,850	271,077
The Mainland	12,816	7,537
Thailand	35,990	59,069
Others	2,211	4,064
	319,867	341,747

3. **Profit from operations**

	Six months ended 30th September, 2004	2003
	HK$'000	HK$'000
Profit from operations is arrived at after charging:		
Cost of stock sold	216,817	180,811
Depreciation on property, plant and equipment	2,139	2,323
Operating lease payments in respect of renting of premises	4,035	6,053
Staff costs, including directors' emoluments	38,109	41,934

4. **Taxation**

	Six months ended 30th September, 2004	2003
	HK$'000	*HK$'000*
Current taxation		
Company and subsidiaries		
Hong Kong	600	665
Overseas	191	34
Deferred taxation		
Current period	34	64
Attributable to change in tax rate	–	5
	825	768

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

5. **Interim dividend**

	Six months ended 30th September, 2004	2003
	HK$'000	*HK$'000*
Interim dividend HK$0.01 per share on 171,355,871 shares (2003: HK$0.02 per share on 171,355,871 shares)	1,714	3,427

6. **Earnings per share**

Basic earnings per share is calculated based on the profit for the period of HK$2,502,000 (2003: HK$8,401,000) and on the weighted average number of 171,355,871 (2003: 171,355,871) ordinary shares issued during the period.

Diluted earnings per share is not shown as there is no dilutive potential ordinary share outstanding throughout the periods ended 30th September, 2004 and 30th September, 2003.

7. **Property, plant and equipment**

For the six months period ended 30th September, 2004, the Group acquired property, plant and equipment of HK$2,392,000 and disposed of property, plant and equipment of HK$2,503,000.

8. **Debtors, deposits and prepayments**

Included in debtors, deposits and prepayments are trade debtors of HK$59,213,000 (31st March, 2004: HK$56,650,000).

The ageing analysis of trade debtors is as follows:

	As at 30th September, 2004	As at 31st March, 2004
	HK$'000	*HK$'000*
0-60 days	56,079	50,455
61-90 days	1,732	3,298
Over 90 days	1,402	2,897
	59,213	56,650

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted for trade debtors was 60 days.

9. Creditors, deposits and accruals

Included in creditors, deposits and accruals are trade creditors of HK$26,116,000 (31st March, 2004: HK$28,613,000).

The ageing analysis of trade creditors is as follows:

	As at 30th September, 2004 *HK$'000*	As at 31st March, 2004 *HK$'000*
0-60 days	24,412	26,739
61-90 days	511	–
Over 90 days	1,193	1,874
	26,116	28,613

10. Share Capital

	Number of ordinary shares of HK$0.5 each	Nominal value *HK$'000*
Authorised:	240,000,000	120,000
Issued and fully paid:	171,355,871	85,678

There was no change in the authorised and issued share capital during the period under review.

11. Reserves

	Share premium *HK$'000*	Capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Properties for own use revaluation reserve *HK$'000*	Exchange fluctuation reserve *HK$'000*	Dividend reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1st April, 2004	223,434	18,231	14	2,764	1,036	5,141	47,288	297,908
Final dividend for 2004 paid	–	–	–	–	–	(5,141)	–	(5,141)
Exchange difference on translation of financial statements of overseas subsidiaries	–	–	–	–	(860)	–	–	(860)
Profit for the period	–	–	–	–	–	–	2,502	2,502
Dividend	–	–	–	–	–	1,714	(1,714)	–
At 30th September, 2004	223,434	18,231	14	2,764	176	1,714	48,076	294,409

12. Contingent liabilities

At 30th September, 2004, the Company has contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$3,064,000 (31st March, 2004: HK$3,102,000) ; and

(ii) guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$4,694,000 (31st March, 2004: HK$2,053,000).

13. Operating lease

(a) The Group as lessee

At 30th September, 2004, the Group and the Company have total future aggregate minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	As at 30th September, 2004	As at 31st March, 2004
	HK$'000	*HK$'000*
Within one year	1,512	3,356
In the second to fifth year inclusive	196	–
	1,708	3,356

Leases are negotiated and rentals are fixed for an average term of two years.

(b) The Group as lessor

All the investment properties were leased out for a period of two years and the Group did not have any renewal options given to the leases. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are:

	As at 30th September, 2004	As at 31st March, 2004
	HK$'000	*HK$'000*
Within one year	264	135
In the second to fifth year inclusive	161	–
	425	135

14. Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period."

C. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE TWO YEARS ENDED 31ST MARCH, 2004

The following is the reproduction of the text of the audited consolidated financial statements of the Group contained in pages 24 to 52 of the Company's 2004 annual report:

"Consolidated Income Statement
For the year ended 31st March, 2004

	Notes	**2004** *HK$'000*	**2003** *HK$'000*
Turnover	*4*	670,583	687,903
Cost of sales		(597,626)	(604,595)
Gross profit		72,957	83,308
Other operating income		8,924	10,454
Distribution costs		(52,642)	(94,629)
Administrative expenses		(3,757)	(5,863)
Other operating expenses		(1,979)	(1,499)
Profit (loss) from operations		23,503	(8,229)
Finance costs		(22)	(68)
Share of results of associates		(77)	1,927
Gain (loss) on discontinued operations	*5*	1,016	(12,093)
Profit (loss) before taxation	*6*	24,420	(18,463)
Taxation	*7*	(1,557)	(4,334)
Profit (loss) for the year		22,863	(22,797)
Dividend	*8*	8,568	–
Earnings (loss) per share	*9*		
Basic		13.34 cents	(13.30) cents
Diluted		N/A	N/A

Consolidated Balance Sheet
As at 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current assets			
Investment properties	10	5,160	5,160
Property, plant and equipment	11	29,042	26,255
Interests in associates	13	2,239	9,618
Investments in securities	14	5,000	17,800
Fixed deposit		7,800	–
		49,241	58,833
Current assets			
Inventories	15	67,069	56,946
Properties for sale, at cost		1,135	1,135
Debtors, deposits and prepayments	16	77,075	111,864
Amount due from ultimate holding company		245	–
Amounts due from customers for contract work	17	438	1,244
Tax recoverable		487	472
Investments in securities	14	152,769	86,058
Bank balances and cash equivalents		124,486	149,033
		423,704	406,752
Current liabilities			
Creditors, deposits and accruals	18	66,315	66,384
Amount due to ultimate holding company		–	6,290
Amounts due to customers for contract work	17	1,322	4,530
Bills payable		1,721	2,086
Deferred service income		18,664	19,525
Provision for taxation		633	2,277
Unsecured bank overdrafts		151	73
		88,806	101,165
Net current assets		334,898	305,587
Total assets less current liabilities		384,139	364,420
Non-current liability			
Deferred taxation	19	379	–
Minority interests		174	186
		383,586	364,234
Capital and reserves			
Share capital	20	85,678	85,678
Reserves	21	297,908	278,556
		383,586	364,234

Balance Sheet
As at 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current assets			
Property, plant and equipment	11	151	189
Interests in subsidiaries	12	100,233	96,729
Investments in securities	14	–	17,800
		100,384	114,718
Current assets			
Debtors, deposits and prepayments		494	1,797
Amount due from ultimate holding company		245	–
Amounts due from subsidiaries		241,044	100,259
Investments in securities	14	–	72,214
Bank balances and cash equivalents		32,185	110,333
		273,968	284,603
Current liabilities			
Creditors, deposits and accruals		4,361	3,858
Amount due to ultimate holding company		–	6,290
Amounts due to subsidiaries		40,950	59,965
		45,311	70,113
Net current assets		228,657	214,490
		329,041	329,208
Capital and reserves			
Share capital	20	85,678	85,678
Reserves	21	243,363	243,530
		329,041	329,208

Consolidated Statement of Changes in Equity
For the year ended 31st March, 2004

	2004 HK$'000	2003 HK$'000
Total equity at beginning of the year	364,234	384,868
Surplus on revaluation of properties	1,238	392
Exchange difference arising on translation of financial statements of overseas subsidiaries	(1,322)	1,771
(Loss) gains not recognised in the consolidated income statement	(84)	2,163
Profit (loss) for the year	22,863	(22,797)
Dividend paid	(3,427)	–
Total equity at end of the year	383,586	364,234

Consolidated Cash Flow Statement
For the year ended 31st March, 2004

	2004 HK$'000	2003 HK$'000
OPERATING ACTIVITIES		
Profit (loss) before taxation	24,420	(18,463)
Adjustments for:		
Share of results of associates	77	(1,927)
Interest income	(9,783)	(5,999)
Interest expenses	22	68
Depreciation	4,803	4,844
Net realised and unrealised holding (gain) loss on investments in securities	(6,595)	1,431
Loss on disposal of property, plant and equipment	58	6,091
Impairment loss on property, plant and equipment	–	1,218
(Surplus) deficit on revaluation of properties	(828)	78
Operating cash flows before movements in working capital	12,174	(12,659)
(Increase) decrease in inventories	(8,652)	14,384
Decrease (increase) in debtors, deposits and prepayments	37,094	(2,305)
Decrease in amounts due from customers for contract work	806	324
Increase in investments in securities	(47,316)	(16,562)
(Decrease) increase in bills payable	(365)	1,509
Decrease in creditors, deposits and accruals	(713)	(23,838)
(Decrease) increase in amounts due to customers for contract work	(3,208)	78
(Decrease) increase in deferred service income	(869)	536
Exchange difference	(6,323)	1,014
Cash used in operations	(17,372)	(37,519)
Profits tax paid	(3,646)	(1,814)
Profits tax refunded	809	725
Interest paid	(22)	(68)
NET CASH USED IN OPERATING ACTIVITIES	(20,231)	(38,676)
INVESTING ACTIVITIES		
Interest received	9,253	6,236
Dividend received from an associate	–	10,386
Repayment from an associate	331	219
Purchase of property, plant and equipment	(6,195)	(6,595)
Proceeds from disposal of property, plant and equipment	1,572	957
Placing of fixed deposit	(7,800)	–
Disposal of an associate	6,971	–
Disposal of a subsidiary	–	1,058
NET CASH FROM INVESTING ACTIVITIES	4,132	12,261
FINANCING ACTIVITIES		
Dividends paid	(3,427)	–
(Repayments to) advances from ultimate holding company	(6,535)	4,834
NET CASH (USED IN) FROM FINANCING ACTIVITIES	(9,962)	4,834
Net decrease in cash and cash equivalents	(26,061)	(21,581)
Cash and cash equivalents at beginning of the year	148,960	170,240
Effect of changes in foreign exchange rates	1,436	301
Cash and cash equivalents at end of the year	124,335	148,960
Being:		
Bank balances and cash equivalents	124,486	149,033
Bank overdrafts	(151)	(73)
	124,335	148,960

Notes to the Financial Statements

For the year ended 31st March, 2004

1. GENERAL

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company's ultimate holding company is Chevalier International Holdings Limited ("CIHL"), a limited liability company incorporated in Bermuda and its shares are listed on the Stock Exchange.

The principal activities of the Company are investment holding and investment in securities. Details of the principal activities of the subsidiaries are set out in pages 53 and 54. During the year, the Group has discontinued the telecommunication services and retailing.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted Statement of Standard Accounting Practice ("SSAP") 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants ("HKSA"). The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. The adoption of the revised accounting policy has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associates on the basis set out in (d) below.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(b) Goodwill/negative goodwill on consolidation

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate. Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition.

Goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after 1st April, 2001 is capitalised and amortised on a straight-line basis over its estimated useful life. Goodwill arising on acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be credited to income statement at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisitions after 1st April, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of the associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

(c) Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

3. **PRINCIPAL ACCOUNTING POLICIES** *(Continued)*

(d) **Interests in associates**

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

(e) **Investment properties**

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued annually by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

(f) **Property, plant and equipment**

(i) Properties

Properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred to retained profits.

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining terms of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter.

(ii) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is provided to write off the cost of plant and equipment over their estimated useful lives after taking into account their estimated residual value, on the reducing balance basis, at the following rates per annum:

	Initial charge upon purchase	**Annual charge**
Computer equipment	20%	40%
Others	20%	20%

Assets held for leasing are depreciated over the shorter of the term of the leases or at an annual rate of 20% on the cost of the assets.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

3. **PRINCIPAL ACCOUNTING POLICIES** *(Continued)*

(g) **Properties for sale**

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises the cost of acquisition of properties and other direct costs. Net realisable value is estimated by management based on prevailing market conditions or when a binding sales agreement is executed, by reference to the agreed selling prices.

(h) **Inventories**

Inventories represent general merchandise and consumable stores. General merchandise are stated at the lower of cost and net realisable value whereas consumable stores are stated at cost less allowance. Cost is calculated using weighted average method.

(i) **Investments in securities**

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in income statement for the period.

(j) **Installation contracts**

When the outcome of an installation contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year.

When the outcome of an installation contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress are recorded in the balance sheet at the contract costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "amounts due from customers for contract work" (as an asset) or "amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "debtors, deposits and prepayments".

(k) **Impairment**

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other standard.

3. **PRINCIPAL ACCOUNTING POLICIES** *(Continued)*

(l) **Revenue recognition**

Income from sale of goods is recognised when goods are delivered and title of the goods has passed to the customer. Revenue is arrived at after deduction of any sales returns and discounts.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred service income.

When the outcome of an installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer. When the outcome of an installation contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Income from sale of securities is recognised on a trade-date basis.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the term of the respective lease.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

(m) **Operating leases**

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group and income on property, plant and equipment of the Group leased to third parties are dealt with in the income statement on a straight-line basis over the terms of the relevant lease.

(n) **Retirement benefit costs**

The retirement benefit costs charged in the income statement represent the contributions paid and payable in respect of the current year to the Group's defined contribution schemes.

(o) **Foreign currency translation**

The accounting records of the Group, other than those subsidiaries not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated at the rates of exchange ruling on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the rates of exchange ruling on that date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the subsidiaries and associates operating outside Hong Kong are translated at the exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to exchange fluctuation reserve. Such translation differences are recognised as income or as expenses in the year in which the subsidiary or associate is disposed of.

(p) **Taxation**

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other asset and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

3. **PRINCIPAL ACCOUNTING POLICIES** *(Continued)*

(p) **Taxation** *(Continued)*

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(q) **Cash equivalents**

Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

4. **TURNOVER**

Turnover represents the net amount received and receivable for goods sold, provision of services by the Group and investment income. An analysis of the Group's turnover by business and geographical segment is set out in note 22.

5. **GAIN/(LOSS) ON DISCONTINUED OPERATIONS**

The current year's credit mainly represents over-accrual of cost made in last year on termination of the Group's operations in trading of general merchandise and retailing of telecommunication equipment and provision of telecommunication agency services. Details of the overprovision and loss incurred in last year are as follows:

	2004	**2003**
	HK$'000	*HK$'000*
Over-accrual (accrual) for lease payments under non-cancellable operating leases and related outgoings	645	(1,927)
Over-accrual (accrual) of staff redundancy cost	408	(3,264)
Loss on disposal of property, plant and equipment	–	(5,425)
Impairment loss on property, plant and equipment	–	(1,218)
Loss in value of inventories	(37)	(259)
	1,016	(12,093)

Details of the Group's discontinued operations are as follows:

(a) In September 2002, the board of directors of the Company determined to cease its retailing of telecommunication equipment and provision of telecommunication agency services which were operated in Hong Kong. The operations were ceased in May 2003. Total loss arising from the discontinuance of the operations amounted to HK$8,030,000. An over- accruals of the retail outlets closure costs of HK$948,000 made in prior year was credited to the current year's income statement (2003: loss of HK$8,978,000).

The results of the operations for the current year, and the carrying amounts of the assets and liabilities of the retailing of telecommunication equipment and provision of telecommunication agency services business which have been included in the consolidated financial statements, are as follows:

	2004	**2003**
	HK$'000	*HK$'000*
Turnover	994	73,893
Other operating income	3,180	8,394
Operating costs	(1,394)	(90,861)
Gain (loss) from operations	2,780	(8,574)
Total assets	2,492	11,395
Total liabilities	(2,853)	(9,855)

5. GAIN/(LOSS) ON DISCONTINUED OPERATIONS *(Continued)*

During the year, the retailing of telecommunication equipment and provision of telecommunication agency services business contributed HK$4,504,000 (2003: used up HK$5,840,000) to the Group's net operating cash flows, contributed HK$159,000 (2003: used up HK$1,112,000) in respect of investing activities and used up HK$4,877,000 (2003: contributed HK$7,040,000) in respect of financing activities.

(b) During the last financial year, the Group had ceased trading of general merchandise in Hong Kong by closing down all its retail outlets. Loss arising from the discontinuance of the operation amounted to HK$3,047,000. An over-accruals of the retail outlet closure costs of HK$68,000 made in prior year was credited to the current year's income statement (2003: loss of HK$3,115,000).

The results of the operations for the last period and the carrying amounts of the assets and liabilities of the trading of general merchandise business included in the consolidated financial statements, are as follows:

	2004 *HK$'000*	2003 *HK$'000*
Turnover	–	14,159
Other operating income	–	1,690
Operating costs	–	(20,901)
Loss from operations	–	(5,052)
Total assets	27	1,287
Total liabilities	(992)	(3,995)

During the year, the trading of general merchandise used up HK$1,203,000 (2003: HK$2,195,000) of the Group's net operating cash flows and contributed HK$1,202,000 (2003: HK$1,765,000) in respect of financing activities. The operation also contributed HK$23,000 in respect of investing activities during last year.

6. PROFIT (LOSS) BEFORE TAXATION

	2004 *HK$'000*	2003 *HK$'000*
Profit (Loss) before taxation is arrived at after charging:		
Auditors' remuneration		
Current year	889	1,253
Overprovision for prior year	(288)	–
	601	1,253
Depreciation on property, plant and equipment	4,803	4,844
Loss on disposal of property, plant and equipment	58	6,091
Impairment loss on property, plant and equipment	–	1,218
Operating lease payments in respect of renting of premises	10,592	28,754
Staff costs (note)	80,392	104,221
Net realised and unrealised holding loss on investments in securities	–	1,431
Interest on bank overdrafts repayable within five years	22	68
Deficit on revaluation of properties for own use	–	198
and crediting:		
Gross rental income from properties of HK$586,000 (2003: HK$657,000) less outgoings	420	488
Gross earnings from leasing of assets other than properties of HK$4,051,000 (2003: HK$1,999,000) less outgoings	1,778	1,260
Net realised and unrealised holding gain on investments in securities	6,595	–
Interest income from bank and other deposits	3,035	4,838
Interest income from debt securities	6,748	1,161
Exchange gain	4,035	2,572
Surplus on revaluation of		
investment properties	–	120
properties for own use	828	–

Note: Details of directors' emoluments included in staff costs are disclosed in note 23. Staff costs include an amount of HK$1,056,000 (2003: HK$3,796,000) in respect of staff redundancy payments.

7. TAXATION

	2004 *HK$'000*	2003 *HK$'000*
Current taxation		
Company and subsidiaries		
Hong Kong	748	1,142
Overseas	430	2,842
	1,178	3,984
Share of taxation attributable to associates		
Hong Kong	–	350
Deferred taxation		
Hong Kong	379	–
	1,557	4,334

Provision for Hong Kong Profits Tax is calculated at the rate of 17.5% (2003: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group. The Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the year of assessment 2003/2004. The effect of this increase has been reflected in the calculation of current and deferred tax balance as at 31st March, 2004.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

The tax charge for the year can be reconciled to the profit (loss) per the income statement as follows:

	2004 *HK$'000*	2003 *HK$'000*
Profit (loss) before taxation	24,420	(18,463)
Less: Share of results of associates	77	(1,927)
	24,497	(20,390)
Tax at the domestic income tax rate of 17.5% (2003: 16%) *(note)*	4,287	(3,262)
Tax effect of expenses not deductible for tax purpose	356	857
Tax effect of income not taxable for tax purpose	(2,192)	(1,623)
Tax effect of tax losses not recognised	1,282	6,566
Utilisation of tax losses previously not recognised	(3,092)	(139)
Tax effect on deferred tax assets not recognised	868	610
Effect of different tax rates of subsidiaries operating in other jurisdictions	195	1,231
Others	(147)	(256)
Tax expenses of the Company and subsidiaries for the year	1,557	3,984

Note: The domestic tax rate in the jurisdiction where the operation of the Group is substantially based is used.

8. DIVIDEND

	2004 *HK$'000*	2003 *HK$'000*
Interim dividend paid HK$0.02 (2003: nil) per share on 171,355,871 shares	3,427	–
Proposed final dividend HK$0.03 (2003: nil) per share on 171,355,871 shares	5,141	–
	8,568	–

9. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated based on the profit for the year of HK$22,863,000 (2003: loss of HK$22,797,000) and on the weighted average number of ordinary shares of 171,355,871 (2003: 171,355,870) in issue during the year. The weighted average number of shares has been adjusted for the consolidation of every five of the Company's ordinary shares of HK$0.10 each into one ordinary share of HK$0.50 in June 2003.

No diluted earnings per share for the year has been presented because the exercise price of the Company's options was higher than the average market price for shares. No diluted loss per share is presented for last year as the exercise of the Company's outstanding share options would result in a decrease in net loss per share.

10. INVESTMENT PROPERTIES

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Properties situated in the Mainland China, held under medium-term leases	5,160	5,160

Investment properties were revalued on an open market value basis on 31st March, 2004 by independent professional valuers, DTZ Debenham Tie Leung Limited.

Gross rental income derived from renting of investment properties under operating leases during the year amounted to HK$419,000 (2003: HK$468,000).

11. PROPERTY, PLANT AND EQUIPMENT

	Properties for own use									
	Hong Kong	Overseas		The Mainland China				Furniture, fixtures, office equipment and motor vehicles		
	under medium-term lease	freehold	under short-term lease	under long-lease	under medium-term lease	Transmitters and tele-communications equipment	Machinery tools and equipment	for own use	for lease	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP										
COST OR VALUATION										
At 1st April, 2003	4,450	6,985	295	1,690	1,710	302	14,557	19,580	4,900	54,469
Exchange adjustments	-	611	25	-	-	-	367	541	228	1,772
Additions	-	-	-	-	-	-	589	1,059	4,547	6,195
Disposals	-	-	-	-	-	(171)	(2,505)	(4,700)	(1,975)	(9,351)
Surplus (deficit) on revaluation	350	969	117	(10)	-	-	-	-	-	1,426
At 31st March, 2004	4,800	8,565	437	1,680	1,710	131	13,008	16,480	7,700	54,511
ACCUMULATED DEPRECIATION										
At 1st April, 2003	-	-	-	-	-	222	11,510	15,438	1,044	28,214
Exchange adjustments	-	-	-	-	-	-	269	464	80	813
Charge for the year	101	268	119	29	123	24	1,353	1,139	1,647	4,803
Eliminated on disposals	-	-	-	-	-	(153)	(2,347)	(4,399)	(822)	(7,721)
Eliminated on revaluation	(101)	(268)	(119)	(29)	(123)	-	-	-	-	(640)
At 31st March, 2004	-	-	-	-	-	93	10,785	12,642	1,949	25,469
NET BOOK VALUES										
At 31st March, 2004	4,800	8,565	437	1,680	1,710	38	2,223	3,838	5,751	29,042
At 31st March, 2003	4,450	6,985	295	1,690	1,710	80	3,047	4,142	3,856	26,255

An analysis of cost or valuation of the property, plant and equipment is as follows:

At cost	-	-	-	-	-	131	13,008	16,480	7,700	37,319
At 2004 professional valuation	4,800	8,565	437	1,680	1,710	-	-	-	-	17,192
	4,800	8,565	437	1,680	1,710	131	13,008	16,480	7,700	54,511

11. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

Properties were revalued on an open market value basis on 31st March, 2004 based on existing use by independent professional valuers. Properties in Hong Kong were revalued by Messrs. Knight Frank. Overseas properties were revalued by Brooke Real Estate Limited. Properties in the Mainland China were revalued by DTZ Debenham Tie Leung Limited.

Had these properties been carried at cost less accumulated depreciation, the carrying amount at 31st March, 2004 would have been HK$22,286,000 (2003: HK$23,026,000).

THE COMPANY

	HK$'000
MOTOR VEHICLE AT COST	
At 1st April, 2003 and 31st March, 2004	348
ACCUMULATED DEPRECIATION	
At 1st April, 2003	159
Charge for the year	38
At 31st March, 2004	197
NET BOOK VALUES	
At 31st March, 2004	151
At 31st March, 2003	189

12. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2004	**2003**
	HK$'000	*HK$'000*
Unlisted shares, at cost less impairment loss	57,951	57,409
Amounts due from subsidiaries, less allowances	42,282	39,320
	100,233	96,729

Particulars regarding the principal subsidiaries as at 31st March, 2004 are set out on pages 53 and 54.

The Directors are of the opinion that a complete list of all subsidiaries would be of excessive length and therefore, the subsidiaries as set out are those that principally affect the results or assets of the Group.

None of the subsidiaries had any debt securities outstanding at the end of the year.

13. INTERESTS IN ASSOCIATE

	THE COMPANY	
	2004	**2003**
	HK$'000	*HK$'000*
Share of net assets	24	7,072
Amount due from an associate	2,215	2,546
	2,239	9,618

Particulars of the associate Guangzhou Chevalier iTech Limited, which was incorporated and is operating in the Mainland China are as follows:

Form of business structure:	Corporate
Effective % of registered capital held by the subsidiary:	24%
Principal activities:	Trading of office equipment and provision of maintenance service

14. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Held to maturity securities:				
Debt securities, unlisted	–	17,800	–	17,800
Investment securities:				
Equity securities, unlisted	5,000	–	–	–
Other investments:				
Equity securities, listed in Hong Kong	416	–	–	–
Equity securities, unlisted	2,976	995	–	–
Debt securities, listed overseas	5,969	–	–	–
Debt securities, unlisted	108,054	53,015	–	40,166
Mutual fund, unlisted	35,354	32,048	–	32,048
	157,769	103,858	–	90,014
Market value of listed securities				
equity securities	416	–	–	–
debt securities	5,969	–	–	–
	6,385	–	–	–
Carrying value analysed for reporting purposes are:				
Non-current	5,000	17,800	–	17,800
Current	152,769	86,058	–	72,214
	157,769	103,858	–	90,014

15. INVENTORIES

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Inventories held for resale	63,455	53,000
Consumable stores	3,614	3,946
	67,069	56,946

Included in the above are inventories held for resale of HK$8,842,000 (2003: HK$7,611,000) carried at net realisable value.

The cost of inventories recognised as an expense during the year was HK$381,115,000 (2003: HK$499,233,000).

16. DEBTORS, DEPOSITS AND PREPAYMENTS

Included in debtors, deposits and prepayments are trade debtors of HK$56,650,000 (2003: HK$72,201,000). An aged analysis of trade debtors as at 31st March, 2004 is as follows:

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
0 – 60 days	50,455	63,469
61 – 90 days	3,298	3,389
Over 90 days	2,897	5,343
	56,650	72,201

The Group has established different credit policies for customers in each of its core business. The average credit period granted for trade debtors was 60 days.

17. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred	68,151	39,538
Recognised profits less losses	(6,633)	(7,052)
	61,518	32,486
Progress billings	(62,402)	(35,772)
	(884)	(3,286)
Represented by:		
Amounts due from customers included in current assets	438	1,244
Amounts due to customers included in current liabilities	(1,322)	(4,530)
	(884)	(3,286)

At 31st March, 2004, retentions held by customers for contract work amounted to HK$4,909,000 (2003: HK$3,637,000). No advance payments were received from customers for contract work.

18. CREDITORS, DEPOSITS AND ACCRUALS

Included in creditors, deposits and accruals are trade creditors of HK$28,613,000 (2003: HK$21,053,000). An aged analysis of the trade creditors as at 31st March, 2004 is as follows:

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
0 – 60 days	26,739	15,289
61 – 90 days	–	969
Over 90 days	1,874	4,795
	28,613	21,053

19. DEFERRED TAXATION

The following are the major deferred tax liabilities and (assets) recognised and movements thereon during the year:

	Accelerated tax depreciation	**Tax losses**	**Others**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 April 2002 and 2003	–	–	–	–
Charge (credit) to income for the year	536	(107)	(50)	379
At 31 March 2004	536	(107)	(50)	379

No deferred tax asset has been recognised in respect of the remaining unused tax losses of HK$495,771,000 (2003: HK$506,113,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$2,359,000 (2003: nil) that will expire in 2009. Other losses may be carried forward indefinitely.

At the balance sheet date, the Group had deductible temporary difference of HK$36,746,000 (2003: HK$30,702,000). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

20. SHARE CAPITAL

	2004 *HK$'000*	2003 *HK$'000*
Authorised: 240,000,000 (2003: 1,200,000,000) ordinary shares of HK$ 0.50 (2003: HK$ 0.10) each	120,000	120,000
Issued and fully paid: 171,355,871 (2003: 856,779,352) ordinary shares of HK$ 0.50 (2003: HK$ 0.10) each	85,678	85,678

On 13th May, 2003, 3 shares of HK$0.10 each were allotted at HK$0.464 on exercise of share options.

Pursuant to a special resolution passed at a special general meeting of the shareholders of the Company on 5th June, 2003, every five issued and unissued ordinary shares of HK$0.10 each are consolidated into one ordinary share of HK$0.50.

Details of the share option scheme of the Company and the ultimate holding company are set out in note 27.

21. RESERVES

	Share premium *HK$'000*	Capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Properties for own use revaluation reserve *HK$'000*	Exchange fluctuation reserve *HK$'000*	Dividend reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
THE GROUP								
At 1st April, 2002	223,434	18,231	14	1,134	587	–	55,790	299,190
Surplus on revaluation of properties	–	–	–	392	–	–	–	392
Exchange difference on translation of financial statements of overseas subsidiaries	–	–	–	–	1,771	–	–	1,771
Net loss for the year	–	–	–	–	–	–	(22,797)	(22,797)
At 31st March, 2003	223,434	18,231	14	1,526	2,358	–	32,993	278,556
Surplus on revaluation of properties	–	–	–	1,238	–	–	–	1,238
Exchange difference on translation of financial statements of overseas subsidiaries	–	–	–	–	(1,322)	–	–	(1,322)
Net profit for the year	–	–	–	–	–	–	22,863	22,863
Dividend	–	–	–	–	–	5,141	(8,568)	(3,427)
At 31st March, 2004	223,434	18,231	14	2,764	1,036	5,141	47,288	297,908

Notes:

(i) Reserves of the Group at the balance sheet date includes the Group's share of the post-acquisition loss sustained by an associate amounting to HK$79,000 (2003: profit of HK$816,000).

(ii) The capital reserve includes amounts of HK$27,000 (2003: HK$27,000) goodwill and HK$198,000 (2003: HK$198,000) negative goodwill on consolidation.

	Share premium *HK$'000*	Contributed surplus *HK$'000*	Capital redemption reserve *HK$'000*	Dividend reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
THE COMPANY						
At 1st April, 2002	223,434	6,226	14	–	21,288	250,962
Net loss for the year	–	–	–	–	(7,432)	(7,432)
At 31st March, 2003	223,434	6,226	14	–	13,856	243,530
Net profit for the year	–	–	–	–	3,260	3,260
Dividend	–	–	–	5,141	(8,568)	(3,427)
At 31st March, 2004	223,434	6,226	14	5,141	8,548	243,363

21. RESERVES *(Continued)*

Notes:

(a) Contributed surplus represents the difference between the value of total net assets of subsidiaries acquired and the nominal amount of the Company's shares issued for the re-organisation in 1989, less dividends paid out of the contributed surplus subsequently. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders.

(b) As at 31st March, 2004, the Company's reserves available for distribution to shareholders amounted to HK$19,915,000 (2003: HK$20,082,000).

22. SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organised into four operating divisions. These divisions are the basis on which the Group reports its primary segment information.

During the year ended 31st March, 2004, the Group had discontinued its retailing of telecommunication equipment and provision of telecommunication agency services business as disclosed in note 5. The Group had also discontinued its trading of general merchandise business in the year ended 31 March 2003.

Segment information about these businesses is presented below.

TURNOVER AND RESULTS
Year ended 31st March, 2004

	Continuing operations				Discontinued operations		Total
	Computer and business machines	Network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER							
Total sales	433,462	121,109	46,560	124,477	–	1,818	727,426
Inter-segment sales	(48,723)	(1,850)	(5,446)	–	–	(824)	(56,843)
External sales	384,739	119,259	41,114	124,477	–	994	670,583
RESULTS							
Segment results	720	(1,668)	2,717	13,344	–	2,780	17,893
Interest income							3,035
Unallocated corporate income							4,152
Unallocated corporate expenses							(1,577)
Profit from operations							23,503
Finance costs							(22)
Share of results of an associate	(77)	–	–	–	–	–	(77)
Gain on discontinued operations	–	–	–	–	68	948	1,016
Profit before taxation							24,420
Taxation							(1,557)
Net profit for the year							22,863

22. SEGMENT INFORMATION *(Continued)*

TURNOVER AND RESULTS *(Continued)*
Year ended 31st March, 2003

	Continuing operations				Discontinued operations		Total
	Computer and business machines	Network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER							
Total sales	477,771	138,816	44,214	12,989	14,443	79,826	768,059
Inter-segment sales	(57,097)	(11,298)	(5,544)	-	(284)	(5,933)	(80,156)
External sales	420,674	127,518	38,670	12,989	14,159	73,893	687,903
RESULTS							
Segment results	3,121	(2,856)	1,989	(2,458)	(5,053)	(8,612)	(13,869)
Interest income							5,999
Unallocated corporate expenses							(359)
Loss from operations							(8,229)
Finance costs							(68)
Share of results of associates	1,927	-	-	-	-	-	1,927
Loss on discontinued operations	-	-	-	-	(3,115)	(8,978)	(12,093)
Loss before taxation							(18,463)
Taxation							(4,334)
Net loss for the year							(22,797)

Note: Inter-segment sales are charged at prices determined by management with reference to market prices.

BALANCE SHEET
As at 31st March, 2004

	Continuing operations				Discontinued operations		Total
	Computer and business machines	Network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS							
Segment assets	112,672	42,292	10,872	159,530	27	2,492	327,885
Interests in an associate	2,239	-	-	-	-	-	2,239
Unallocated corporate assets							142,821
Consolidated total assets							472,945
LIABILITIES							
Segment liabilities	40,470	28,068	5,711	-	992	2,853	78,094
Unallocated corporate liabilities							11,091
Consolidated total liabilities							89,185

22. SEGMENT INFORMATION *(Continued)*

BALANCE SHEET *(Continued)*
As at 31st March, 2003

	Continuing operations				Discontinued operations		Total
	Computer and business machines	Network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
ASSETS							
Segment assets	114,338	53,730	11,555	103,858	1,287	11,395	296,163
Interests in associates	9,618	–	–	–	–	–	9,618
Unallocated corporate assets							159,804
Consolidated total assets							465,585
LIABILITIES							
Segment liabilities	17,954	34,913	16,756	13	3,995	9,855	83,486
Unallocated corporate liabilities							17,679
Consolidated total liabilities							101,165

OTHER INFORMATION
Year ended 31st March, 2004

	Continuing operations				Discontinued operations		Total
	Computer and business machines	Network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Capital additions	4,558	486	226	925	–	–	6,195
Depreciation	2,262	896	969	676	–	–	4,803
Surplus on revaluation of properties	–	–	–	828	–	–	828

Year ended 31st March, 2003

	Continuing operations				Discontinued operations		Total
	Computer and business machines	Network solution and tele-communication systems	Technical and maintenance services	Investments in securities and others	General merchandise trading	Tele-communication services and retailing	
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Capital additions	1,977	1,465	22	2,951	6	174	6,595
Depreciation	1,584	1,210	906	632	–	512	4,844
Impairment loss property, plant and equipment	–	–	–	–	–	1,218	1,218
Deficit on revaluation of properties	–	–	–	78	–	–	78

22. SEGMENT INFORMATION *(Continued)*

Geographical segments

The Group's operations in sales of computer and business machines and telecommunication systems, provision of technical and maintenance services and network solution services are carried out in Hong Kong and Thailand. The discontinued operations, retailing of telecommunication equipment and provision of telecommunication agency services and trading of general merchandise were carried out in Hong Kong. The following table provides an analysis of the Group's turnover by geographical market:

	Turnover by geographical market			
	2004		2003	
	HK$'000	%	*HK$'000*	%
Hong Kong	516,689	77	511,653	74
Thailand	124,176	19	123,699	18
Others	29,718	4	52,551	8
	670,583	100	687,903	100

The following is an analysis of the carrying amounts of segment assets and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

	Carrying amounts of segment assets				Additions to property, plant and equipment			
	2004		2003		2004		2003	
	HK$'000	%	*HK$'000*	%	*HK$'000*	%	*HK$'000*	%
Hong Kong	393,357	83	380,733	82	3,182	51	3,215	49
Thailand	65,042	14	66,483	14	3,003	48	3,245	49
Others	14,546	3	18,369	4	10	1	135	2
	472,945	100	465,585	100	6,195	100	6,595	100

23. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Details of the emoluments paid to the Directors of the Company are as follows:

	2004	2003
	HK$'000	*HK$'000*
Fees	240	238
Salaries, allowances and benefits in kind	–	505
Retirement benefits scheme contributions	–	25
	240	768

Except for the directors' fees of HK$240,000 (2003: HK$238,000) paid to the Independent Non-executive Directors, no other emoluments were paid or are payable to the Independent Non-executive Directors during the two years ended 31st March, 2004.

The emoluments of the Directors fall within the following bands:

	Number of directors	
Bands	**2004**	**2003**
Nil – HK$1,000,000	7	8

In addition to the directors' emoluments disclosed above, four (2003: four) directors received remuneration totalling HK$15,259,000 (2003: HK$16,173,000) from the Company's ultimate holding company in respect of their services to the ultimate holding company and its subsidiaries including the Group.

The amounts paid by the ultimate holding company have not been allocated between the services of the directors as directors of the Company and its subsidiaries, and their services to the ultimate holding company and its other subsidiaries.

23. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT *(Continued)*

The emoluments of the five (2003: five) highest paid individuals were as follows:

	2004 *HK$'000*	2003 *HK$'000*
Salaries, allowances and benefits in kind	3,354	3,943
Retirement benefits scheme contributions	215	200
	3,569	4,143

The emoluments of these five (2003: five) highest paid individuals fall within the following bands:

	Number of individuals	
Bands	**2004**	**2003**
Nil – HK$1,000,000	5	3
HK$1,000,001 – HK$1,500,000	–	2

24. CHARGE OF ASSETS

At 31st March, 2004, freehold properties with an aggregate carrying value of HK$8,070,000 (2003: HK$6,603,000) were mortgaged to secure general banking facilities granted to an overseas subsidiary.

25. CONTINGENT LIABILITIES

At 31st March, 2004, the Company had contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$3,102,000 (2003: HK$5,421,000).

(ii) guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$2,053,000 (2003: HK$1,405,000.)

26. OPERATING LEASE

(a) The Group as lessee

At 31st March, 2004, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	THE GROUP		THE COMPANY	
	2004 *HK$'000*	**2003** *HK$'000*	**2004** *HK$'000*	**2003** *HK$'000*
Within one year	3,356	6,287	92	123
In the second to fifth year inclusive	–	3,231	–	92
	3,356	9,518	92	215

Leases are negotiated and rentals are fixed for an average term of 2 years.

(b) The Group as lessor

All the investment properties were leased out for a period of one year and the Group did not have any renewal options given to the lessees. The future minimum lease payments receivable by the Group within one year under non-cancellable operating leases amounted to HK$135,000 (2003: HK$406,000).

27. SHARE OPTION SCHEMES

(a) Option of the Company

The share option scheme of the Company (the "Old CiTL Scheme") which was adopted on 30th September, 1991 expired on 29th September, 2001 but its term remain in full force and effect in respect of the outstanding options previously granted. At 1st April, 2002 and 31st March 2003, there were options granted under the Old CiTL Scheme outstanding entitling the holders to subscribe for 28,550,000 shares at an exercise price of HK$0.4640. These options were granted on 17th December, 1999 with vesting period from 17th December, 1999 to 29th June, 2000 and exercisable during the period from 30th June, 2000 to 29th June, 2003. During the year ended 31st March, 2004, 3 options were exercised. As a result of the consolidation of the Company's ordinary shares as disclosed in note 20, the remaining options entitled the holders thereof to subscribe for 5,709,999 new shares of the Company at an adjusted price of HK$2.32 per share. These remaining options were lapsed on 29th June, 2003.

The Company's new share option scheme (the "CiTL Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September, 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The CiTL Scheme will expire on 19th September, 2012.

The total number of shares in respect of which options may be granted under the CiTL Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the CiTL Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the CiTL Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's and CIHL's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by independent non-executive directors of the Company and CIHL. Where any grant of options to a substantial shareholder or any independent non-executive director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant must be approved in advance by the Company's and CIHL's shareholders.

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 for each lot of option granted. An option may be exercised in accordance with the terms of the CiTL Scheme at any time during the effective period of the CiTL Scheme to be notified by the board of directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options were granted during the years ended 31st March, 2003 and 2004 under the CiTL Scheme.

(b) Option of the ultimate holding company

Under the share option scheme which was adopted by CIHL on 30th September, 1991 (the "Old CIHL Scheme"), the Board of Directors of CIHL has granted certain options to eligible employees, including directors of the Company, to subscribe for 24,150,000 shares in CIHL at an exercise price of HK$0.488. These options were granted to the directors on 17th December, 1999 with vesting period from 17th December, 1999 to 29th June, 2000 and exercisable during the period from 30th June, 2000 to 29th June, 2003. As a result of the consolidation of CIHL's shares, these options entitled the holders to subscribe for 4,830,000 new shares of CIHL at an adjusted price of HK$2.44 per share. These option were lapsed on 29th June, 2003.

28. RETIREMENT BENEFITS

The Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") for the benefits of the Hong Kong employees. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December, 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of relevant payroll costs to the Scheme, which contribution is matched by the employee.

28. RETIREMENT BENEFITS *(Continued)*

The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

Where there are employees who leave the ORSO scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. The amount of forfeited contributions utilised in this manner during the year was HK$569,000 (2003: HK$1,169,000).

The total cost charged to income statement of HK$3,682,000 (2003: HK$4,087,000) represents contributions pay and payable to these schemes by the Group in respect of the current accounting period net of forfeited contributions. As at 31st March 2004, contributions of HK$250,000 (2003: HK$285,000) due in respect of the reporting period had not been paid over to the schemes.

29. RELATED PARTY TRANSACTIONS

The Company's ultimate holding company, CIHL and its subsidiaries, associates and jointly controlled entities are regarded as related parties for the purpose of SSAP 20. Details of the material transactions with these companies are as follows:

(a) On 28th March, 2003, the Company renewed the management agreement with Chevalier (HK) Limited ("CHKL"), a wholly-owned subsidiary of CIHL, for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group in respect of the year ended 31st March, 2004 at a management fee calculated at the rate of 0.5% of the annual turnover of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL during the year under this agreement amounted to HK$2,376,000 (2003: HK$3,055,000). The management agreement expired on 28th March, 2004 and has been renewed for a further term of one year.

(b) During the year, the Group sold computer equipment and business machines to and provided maintenance service to wholly-owned subsidiaries of CIHL totalling HK$4,492,000 (2003: HK$4,409,000). The price is determined with reference to market rates.

(c) During the year, the Group paid rentals determined with reference to market rates amounting to HK$3,488,000 (2003: HK$5,042,000) to wholly-owned subsidiaries of CIHL, for the use of their premises by the Group.

(d) During the year, the Group paid storage and delivery charges amounting to HK$4,167,000 (2003: HK$4,295,000) and HK$1,483,000 (2003: HK$2,470,000) respectively to a wholly-owned subsidiary of CIHL to cover its cost for services provided to the Group.

The outstanding balance due from the ultimate holding company arising from the above transactions and payment of recurrent expenses on behalf of the Group as at 31st March, 2004 amounted to HK$245,000 whereas the outstanding due to the ultimate holding company as at 31st March, 2004 amounted to HK$6,290,000.

Apart from the above, the Group obtained repayment from an associate during the year. The amount outstanding at 31st March, 2004 is HK$2,215,000 (2003: HK$2,546,000).

The balance with the ultimate holding company is unsecured and interest-free. The balance with the associate is unsecured, interest-free and the Company has no intention to demand repayment from the associate in the next financial year."

D. INDEBTEDNESS

Borrowings

As at the close of business on 30th April, 2005, for the purpose of this indebtedness statement, the Enlarged Group had unsecured bank borrowings of approximately HK$20 million.

As at the close of business on 30th April, 2005, the Group's freehold properties with an aggregate carrying value of approximately HK$8 million have mortgaged to secure general banking facilities granted to overseas subsidiaries. Approximately HK$51,000 was drawn from such secured general banking facilities as at the close of business on 30th April, 2005.

Contingent liability

As at the close of business on 30th April, 2005, the Enlarged Group had contingent liabilities of approximately HK$1 million in respect of liquidated damages for an alleged breach of a wholesale food supply contract.

Disclaimer

Save as aforesaid and apart from intra-Group liabilities, the Enlarged Group did not, at the close of business on 30th April, 2005, have any outstanding loan capital issued and outstanding or agreed to be issued, bank overdrafts, charges or debentures, mortgages, loans, or other similar indebtedness or any finance lease commitments, hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits or any guarantees or other material contingent liabilities.

The Directors have confirmed that there have been no material changes in the indebtedness and contingent liabilities of the Enlarged Group since 30th April, 2005.

E. WORKING CAPITAL

The Directors are of the opinion that after taking into account of the Group's internal resources and the present available banking facilities, the Enlarged Group has sufficient working capital for its present requirements following the Completion.

F. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31st March, 2004, the date to which the latest audited consolidated financial statements of the Group were made up.

G. FINANCIAL REVIEW AND EMPLOYEES POLICIES OF THE GROUP FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

As at 30th September, 2004, the Group's total net assets amounted to approximately HK$380 million (HK$384 million as at 31st March, 2004).

As at 30th September, 2004, total debt to equity ratio was 0.06% (0.04% as at 31st March, 2004) and net debt to equity ratio was nil (Nil as at 31st March, 2004), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$380 million (HK$384 million as at 31st March, 2004).

As at 30th September, 2004, the Group's bank and other borrowings amounted to HK$237,000 (HK$151,000 as at 31st March, 2004). Bank balances and cash equivalents amounted to HK$93 million (HK$124 million as at 31st March, 2004) and there are no net borrowings for the two periods.

Finance costs for the period was nil (HK$7,000 for the same period last year).

The Company has provided guarantees in respect of loan facilities granted to subsidiary companies amounting to HK$3.1 million (HK$3.1 million as at 31st March, 2004).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed.

As at 30th September, 2004, the Group employed approximately 570 full time staff globally. Total staff costs amounted to approximately HK$38 million for the period. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

H. PROSPECTS

Investment, which has been in the doldrums since the Asian crisis, is also recording strong growth. Investments in machinery, equipment and computer software continued to record double-digit growth. The weak US dollar has also helped to drive the inflow of funds into Hong Kong, boosting investment further, but this will also have an adverse effect on the cost due to the import inflation. On the other hand, the PRC economy has stayed strong as trade surges, notwithstanding the implementation of macroeconomic control measures by the PRC government to curb overheated economic activities.

Looking forward, riding on the favourable yet competitive business environment, the Management will continue to develop business prudently and adopt stringent cost control measures to maintain the Group's competitive edges. The Group will continue to strengthen its ties with customers and provide high quality services, striving to better performance in the second half of the financial year.

LETTER ON UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

The following is the text of a letter from Deloitte Touche Tohmatsu, the reporting accountants, in respect of the unaudited pro forma consolidated statement of assets and liabilities of the Enlarged Group.

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

30th June, 2005

The Directors
Chevalier iTech Holdings Limited
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

Dear Sirs,

Re: Chevalier iTech Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") and Pacific Coffee (Holdings) Limited (the "Pacific Coffee") and its subsidiaries (hereinafter collectively referred to as the "Pacific Coffee Group")

We reported on the unaudited pro forma statement of assets and liabilities (the "Statement") of the Group and the Pacific Coffee Group (hereinafter collectively referred to as the "Enlarged Group") set out in Appendix III to the circular of the Company dated 30th June, 2005 (the "Circular") issued in connection with the acquisition of the entire issued share capital of Pacific Coffee (the "Acquisition"), which has been prepared by the directors of the Company, for illustration purposes only, to provide information about how the Acquisition might have affected the assets and liabilities of the Group.

RESPONSIBILITIES

It is the responsibilities solely of the directors of the Company to prepare the Statement in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the Statement and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Statement beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the listing rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Statement with the directors of the Company.

Our work does not constitute an audit or a review in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants and accordingly, we do not express any such assurance on the Statement.

The Statement has been prepared in accordance with the basis set out in Appendix III to the circular for illustration purposes only and, because of its nature, it may not give an indicative financial position of the Group had the Acquisition actually occurred on 31st March, 2004 or at any future date.

OPINION

In our opinion:

(a) the Statement has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Statement as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Yours faithfully,

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

The following is a summary of the unaudited pro forma statement of assets and liabilities of the Enlarged Group, assuming the transactions had been completed as at 30th September, 2004 for the purpose of illustrating how the transaction might have affected the financial position of the Group.

The unaudited pro forma statement of assets and liabilities of the Enlarged Group is prepared based on the unaudited consolidated balance sheet of the Group as at 30th September, 2004 extracted from the interim report of the Company for the six months ended 30th September, 2004 and the Pacific Coffee Group as at 31st March, 2005 extracted from the Accountants' Report set out in Appendix I of this circular and adjusted for the transactions resulting from the Acquisition.

The unaudited pro forma statement of assets and liabilities is prepared to provide financial information on the Enlarged Group as a result of completion of the Acquisition. As it is prepared for illustrative purpose only, it may not purport to represent what the assets and liabilities of the Enlarged Group shall be on the actual completion of the Acquisition.

In 2004, the Hong Kong Institute of Certified Public Accountants issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards (herein collectively referred to as the "new HKFRSs") which are effectively for accounting period beginning on or after 1st January, 2005. The pro forma financial information of the Enlarged Group has not taken into account the impact of the new HKFRSs. The adoption of the new HKFRSs may result in changes as to how the pro forma financial information is prepared and presented.

	The Group	Pacific Coffee Group	Total	Adjustments		Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
Non-current assets						
Investment properties	5,160	–	5,160			5,160
Property, plant and equipment	27,575	27,838	55,413			55,413
Goodwill				119,130	2	119,130
Interests in subsidiaries				205,000	1	
				(205,000)	2	
Interests in associates	2,198	–	2,198			2,198
Investments in securities	5,000	–	5,000			5,000
Fixed deposit	7,800	–	7,800	(7,800)	1	–
	47,733	27,838	75,571			186,901

	The Group HK$'000	Pacific Coffee Group HK$'000	Total HK$'000	Adjustments HK$'000	Notes	Enlarged Group HK$'000
Current assets						
Inventories	65,941	4,329	70,270			70,270
Properties for sale, at cost	1,135	–	1,135			1,135
Debtors, deposits and prepayments	81,050	18,494	99,544			99,544
Amount due from ultimate holding company	2,128	–	2,128			2,128
Amounts due from customers for contract work	1,168	–	1,168			1,168
Tax recoverable	827	–	827			827
Investments in securities	176,432	–	176,432			176,432
Bank balances and cash equivalents	93,185	51,386	144,571	(137,200)	1	7,371
	421,866	74,209	496,075			358,875
Current liabilities						
Creditors, deposits and accruals	64,459	12,456	76,915			76,915
Amounts due to customers for contract work	2,378	–	2,378			2,378
Bill payable	1,055	–	1,055			1,055
Deferred service income	19,764	–	19,764			19,764
Provision for taxation	1,041	3,097	4,138			4,138
Bank borrowings	237	–	237	60,000	1	60,237
	88,934	15,553	104,487			164,487
Net current assets	332,932	58,656	391,588			194,388
Non-current liabilities						
Deferred taxation	413	624	1,037			1,037
Minority interests	165	–	165			165
Total net assets	380,087	85,870	465,957			380,087

Notes:

1. Adjustment to reflect the consideration for the acquisition of the Pacific Coffee Group of HK$205,000,000 of which HK$145,000,000 is to be settled by cash and the balance by bank borrowings.

2. Adjustment to eliminate the cost of acquisition of the Pacific Coffee Group and to reflect goodwill arising from the acquisition.

3. The statement of assets and liabilities of the Pacific Coffee Group are translated to HK$ at an exchange rate of US$1 = HK$7.8.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries and that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Interests in the Company – Shares

Name of Directors	Capacity	Number of Shares Personal interests	Corporate interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner and interest of controlled corporation	6,815,854	86,994,933*	93,810,787	54.75
FUNG Pak Kwan	Beneficial owner	2,580,000	–	2,580,000	1.5
KUOK Hoi Sang	Beneficial owner	2,400,000	–	2,400,000	1.4
KAN Ka Hon	Beneficial owner	451,200	–	451,200	0.26
Shinichi YONEHARA	Beneficial owner	600	–	600	0.00035

* *Dr. CHOW Yei Ching had notified the Company that under the SFO, he was deemed to be interested in 86,994,933 Shares which were held by CIHL as Dr. Chow beneficially owned 144,276,359 shares in CIHL, representing approximately 51.79% of the issued share capital of CIHL. Dr. Chow was deemed to be interested in these shares under the SFO and these shares were same as those shares disclosed in the section "Substantial shareholders' interests in securities" below.*

(b) Interests in Associated Corporation – shares

Name of directors	Associated corporation	Capacity	Number of ordinary shares Personal interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	CIHL	Beneficial owner	144,276,359	144,276,359	51.79
FUNG Pak Kwan	CIHL	Beneficial owner	93,479	93,479	0.03
KUOK Hoi Sang	CIHL	Beneficial owner	98,216	98,216	0.04
KAN Ka Hon	CIHL	Beneficial owner	29,040	29,040	0.01
Shinichi YONEHARA	CIHL	Beneficial owner	1,671	1,671	0.0006

Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial shareholders' interests in securities

As at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial shareholder	Number of Shares held	Approximate percentage of interest (%)
CHOW Yei Ching	93,810,787 *(Notes 1 and 3)*	54.75
MIYAKAWA Michiko	93,810,787 *(Notes 2 and 3)*	54.75
CIHL	86,994,933 *(Note 3)*	50.77
Chevalier (HK) Limited	13,471,200 *(Note 3)*	7.86
Firstland Company Limited	13,471,200 *(Note 3)*	7.86

Note:

1. Under the SFO, these Shares were held by Dr Chow as (i) personal interests of 6,815,854, (ii) corporate interests of 86,994,933 in which Dr. Chow was deemed to be interested.

2. Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr. Chow, was deemed to be interested in the same parcel of 93,810,787 Shares held by Dr. Chow.

3. These Shares were held as interest of controlled corporation through Firstland Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Chevalier (HK) Limited. Chevalier (HK) Limited is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. Under Part XV of the SFO, Chevalier (HK) Limited, CIHL, Dr. Chow and his spouse were deemed to be interested in 13,471,200 Shares.

Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Enlarged Group or in any options in respect of such capital.

3. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors have an interest in any business constituting a competing business to the Group.

4. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(i) none of the Directors had any interest, either direct or indirect, in any assets which have been, since 31st March, 2004, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Enlarged Group, or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group; and

(ii) none of the Directors was materially interested in any contract or arrangement entered into by any member of the Enlarged Group which is subsisting as at the date of this circular and is significant in relation to the business of the Enlarged Group.

5. MATERIAL CONTRACTS

The following contracts have been entered into by members of the Enlarged Group within two years preceding the date of this circular and are or may be material:

(a) the Agreement; and

(b) the escrow agreement entered into among the Vendors, the Warrantor, the Purchaser and the Escrow Agent on 20th May, 2005 in relation to the release of the Escrow Amount.

6. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors have entered, or are proposing to enter, into any service contract with the Company or its subsidiaries which is not expiring or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

7. LITIGATION

As at the Latest Practicable Date, so far as is known to the Directors, none of the members of the Enlarged Group was engaged in any litigation, arbitration of material importance or claim of material importance pending or threatened against any member of the Enlarged Group.

8. EXPERT AND CONSENT

Deloitte Touche Tohmatsu, a firm of certified public accountants, has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the reference to its name in the form and context in which it appears.

As at the Latest Practicable Date, Deloitte Touche Tohmatsu did not have any shareholding in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Group, nor did it have any interest, direct or indirect, in any assets which had, since 31st March, 2004, being the date to which the latest published audited consolidated financial statements of the Group were made up, been acquired or disposed of by or leased to the Enlarged Group, or were proposed to be acquired or disposed of by or leased to the Enlarged Group.

9. MISCELLANEOUS

(a) The qualified accountant and the secretary of the Company is Mr. Kan Ka Hon, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda and its principal place of business is situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(c) The Hong Kong branch share registrars and transfer office of the Company is Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong, from the date of this circular up to 18th July, 2005.

- the memorandum and bye-laws of the Company;
- the annual report of the Company for the financial year ended 31st March, 2004;
- the interim report of the Company for the six months ended 30th September, 2004;
- the accountants' report on Pacific Coffee Group;

- the letter from Deloitte Touche Tohmatsu in relation to the unaudited pro forma consolidated statement of assets and liabilities of the Enlarged Group;
- the consent letter from Deloitte Touche Tohmatsu referred to in the section headed "Expert and consent" in this appendix;
- the escrow agreement entered into among the Vendors, the Warrantor, the Purchaser and the Escrow Agent on 20th May, 2005 in relation to the release of the Escrow Amount; and
- the Agreement.

- 德勤•關黃陳方會計師行發出之函件，關於經擴大後集團未經審核備考綜合資產及負債報表；

- 本附錄「專家及同意書」一段所指之德勤•關黃陳方會計師行之同意書；

- 於二零零五年五月二十日，由賣方、保證人、買方及託管代理所訂立有關發放託管款項之託管協議；及

- 協議。

5. 重大合約

以下合約為經擴大後集團成員公司於本通函刊發日期前兩年內訂立任何重大或可能屬於重大之合約：

(a) 協議；及

(b) 於二零零五年五月二十日，由賣方、保證人、買方及託管代理所訂立有關發放託管款項之託管協議。

6. 董事之服務合約

於最後實際可行日期，董事概無與本公司或其任何附屬公司訂立或擬訂立任何服務合約，而不會於一年內屆滿或可由本公司於一年內予以終止而毋須支付賠償(法定賠償除外)的合約。

7. 訴訟

於最後實際可行日期，據董事所知，經擴大後集團成員公司並無牽涉任何重大訴訟或仲裁，經擴大後集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

8. 專家及同意書

德勤•關黃陳方會計師行為執業會計師，已就本通函之刊行發出同意書，表示同意按本通函所載之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

於最後實際可行日期，德勤•關黃陳方會計師行並無擁有本集團任何股權或任何可認購或提名他人認購本集團證券的權利(無論可依法執行與否)，亦自二零零四年三月三十一日(即編製本集團最近期刊發之經審核綜合財務報表日期)以來，於經擴大後集團所購入、出售或租賃或擬購入、出售或租賃之任何資產概無擁有或曾經擁有任何直接及間接權益。

9. 一般事項

(a) 本公司之合資格會計師及公司秘書為簡嘉翰先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(c) 本公司之香港股份登記及過戶分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。

(d) 本通函中英文版本如出現歧異，概以英文本為準。

10. 備查文件

以下文件由本通函刊發日期起直至及包括二零零五年七月十八日辦公時間內，在香港九龍九龍灣宏開道八號其士商業中心二十二樓可供查閱：

— 本公司組織章程大綱及細則；

— 本公司截至二零零四年三月三十一日年度年報；

— 本公司截至二零零四年九月三十日止六個月中期業績報告；

— Pacific Coffee集團會計師報告；

ii.　主要股東之證券權益

於最後實際可行日期，就董事及本公司主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

主要股東	持股數量		權益概約百分比 (%)
周亦卿	93,810,787	*(附註1及3)*	54.75
宮川美智子	93,810,787	*(附註2及3)*	54.75
其士國際	86,994,933	*(附註3)*	50.77
其士(香港)有限公司	13,471,200	*(附註3)*	7.86
Firstland Company Limited	13,471,200	*(附註3)*	7.86

附註：

1. 根據證券及期貨條例，該等股份由周博士持有，包括(i) 6,815,854股個人權益，(ii)由法團所持有的86,994,933股；而周博士被視為持有(ii)的權益。

2. 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批93,810,787股股份之權益。

3. 該等股份透過被視為受控制公司之權益的Firstland Company Limited (於香港註冊成立之有限公司) 持有。Firstland Company Limited為其士 (香港) 有限公司 (於香港註冊成立之有限公司) 全資擁有之附屬公司；而其士 (香港) 有限公司亦為其士國際 (於百慕達註冊成立之有限公司) 全資擁有之附屬公司。根據證券及期貨條例第XV部，其士 (香港) 有限公司、其士國際、周博士及其配偶被視為間接擁有Firstland Company Limited所持有13,471,200股股份之權益。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，或直接或間接持有任何類別股本 (附有權利在任何情況下可於經擴大後集團任何成員公司之股東大會上投票之股本) 或擁有可認購該股本之任何購股權面值百分之十或以上權益。

3.　董事之競爭權益

於最後實際可行日期，董事概無從事任何與本集團業務構成競爭的業務。

4.　董事其他權益

於最後實際可行日期：

(i) 自二零零四年三月三十一日 (本集團最近期已付印經審核財務報表之編算日期) 以來，概無董事直接或間接擁有或曾經擁有經擴大後集團任何成員公司已收購、出售或租賃，或擬收購、出售或租賃的任何資產中的權益。

(ii) 經擴大後集團任何成員公司概無訂立與董事擁有重大權益且與經擴大後集團業務有重大關連的合約或安排。

1. 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事願就本通函所載有關本公司的資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函中所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，致令本通函所載之任何內容產生誤導。

2. 權益之披露

i. 董事及主要行政人員之證券權益

於最後實際可行日期，董事及本公司主要行政人員於本公司及其相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉（包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

（甲）本公司權益－股份

董事名稱	身份	股份數目 個人權益	 公司權益	 總數	權益概約 百分比 *(%)*
周亦卿	實益擁有人及受控制公司之權益	6,815,854	86,994,933*	93,810,787	54.75
馮伯坤	實益擁有人	2,580,000	－	2,580,000	1.5
郭海生	實益擁有人	2,400,000	－	2,400,000	1.4
簡嘉翰	實益擁有人	451,200	－	451,200	0.26
米原慎一	實益擁有人	600	－	600	0.00035

* *周亦卿博士實益持有其士國際144,276,359股股份，佔其士國際已發行股份約51.79%。根據證券及期貨條例，周博士被視為擁有其士國際持有之本公司股份86,994,933股之權益，周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。*

（乙）相聯公司權益－股份

董事名稱	相聯公司	身份	普通股股份數目 個人權益	 總數	權益概約 百分比 *(%)*
周亦卿	其士國際	實益擁有人	144,276,359	144,276,359	51.79
馮伯坤	其士國際	實益擁有人	93,479	93,479	0.03
郭海生	其士國際	實益擁有人	98,216	98,216	0.04
簡嘉翰	其士國際	實益擁有人	29,040	29,040	0.01
米原慎一	其士國際	實益擁有人	1,671	1,671	0.0006

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無其他人士於本公司及其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉（包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉），或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

	本集團 千港元	Pacific Coffee 集團 千港元	合計 千港元	調整 千港元	附註	經擴大集團 千港元
流動資產						
存貨	65,941	4,329	70,270			70,270
待售物業	1,135	–	1,135			1,135
應收帳款、存出按金及預付款項	81,050	18,494	99,544			99,544
應收最終控股公司款項	2,128	–	2,128			2,128
就合約工程應向客戶收取之款項	1,168	–	1,168			1,168
稅項退款	827	–	827			827
證券投資	176,432	–	176,432			176,432
銀行結存及等同現金	93,185	51,386	144,571	(137,200)	1	7,371
	421,866	74,209	496,075			358,875
流動負債						
應付款項、存入按金及應付費用	64,459	12,456	76,915			76,915
就合約工程應向客戶支付之款項	2,378	–	2,378			2,378
應付票據	1,055	–	1,055			1,055
遞延服務收入	19,764	–	19,764			19,764
課稅準備	1,041	3,097	4,138			4,138
無抵押銀行透支	237	–	237	60,000	1	60,237
	88,934	15,553	104,487			164,487
流動資產淨值	332,932	58,656	391,588			194,388
非流動負債						
遞延稅項	413	624	1,037			1,037
少數股東權益	165	–	165			165
總資產減流動負債	380,087	85,870	465,957			380,087

附註：

1. 調整反映收購Pacific Coffee集團的總代價205,000,000港元，其中是以145,000,000港元現金支付，其餘以銀行借貸支付。

2. 調整註銷收購Pacific Coffee集團的購買成本及調整反映因收購而產生的商譽。

3. Pacific Coffee集團的資產與負債以1美元兑7.8港元申算。

經擴大後集團未經審核備考資產及負債表

以下載列經擴大後集團的未經審核備考資產及負債表撮要，有關報表以供説明之用，猶如有關交易已於二零零四年九月三十日完成而產生對 貴集團財務狀況的影響。

編製經擴大後集團未經審核備考資產負債表乃節錄自本公司截至二零零四年九月三十日止六個月中期業績報告內本集團二零零四年九月三十日未經審核綜合資產負債表及Pacific Coffee 集團二零零五年三月三十一日載於本通函內會計師報告附錄一的經審核綜合資產負債表，並調整因收購所產生的交易。

編製經擴大後集團未經審核備考資產負債表以提供假若完成收購後之財務資料。由於編製目的只用於説明用途，故未必可以如實反映通過實際收購後的經擴大集團資產及負債表。

香港會計師公會在二零零四年制定了新或修訂香港會計師準則及香港財務報告準則(簡稱「新HKFRS」)。會計年度如在二零零五年一月一日開始，需要引用新或修訂準則。本經擴大後集團備考財務資料，並未考慮新HKFRS之影響。採用新HKFRS可能會對編製及列明備考財務資料引起改變。

	本集團	Pacific Coffee 集團	合計	調整		經擴大集團
	千港元	*千港元*	*千港元*	*千港元*	*附註*	*千港元*
非流動資產						
物業投資	5,160	–	5,160			5,160
物業，廠房及設備	27,575	27,838	55,413			55,413
商譽				119,130	2	119,130
所佔附屬公司權益				205,000	1	
				(205,000)	2	
所佔聯營公司權益	2,198	–	2,198			2,198
證券投資	5,000	–	5,000			5,000
定期存款	7,800	–	7,800	(7,800)	1	–
	47,733	27,838	75,571			186,901

意見

吾等認為：

(a) 報表乃按所述的基準恰當編撰；

(b) 該等基準與　貴集團的會計政策一致；及

(c) 調整符合上市規則第4.29(1)條有關報表的披露規定。

此致

香港
九龍灣
宏開道8號
其士商業中心22樓
其士科技控股有限公司
列位董事　台照

德勤•關黃陳方會計師行
香港執業會計師
謹啟

二零零五年六月三十日

經擴大後集團未經審核備考綜合資產與負債報表函件

以下為執業會計師德勤•關黃陳方會計師行撰寫為經擴大後集團未經審核備考綜合資產及負債報表函件全文。

Deloitte.
德勤

德勤．關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

敬啟者：

其士科技控股有限公司（「貴公司」）及其附屬公司（以下簡稱「貴集團」）及Pacific Coffee (Holdings) Limited（「Pacific Coffee」）及其附屬公司（以下簡稱「Pacific Coffee集團」）

吾等於在二零零五年六月三十日就收購Pacific Coffee全部已發行股份（「收購」）而刊發由　貴公司董事編撰的通函（「通函」）附錄三所載的　貴集團及Pacific Coffee集團（「經擴大後集團」）的未經審核備考資產及負債報表（「報表」）作出報告，僅供參考，以便就收購對所呈列資產及負債的影響提供資料。

責任

根據香港聯合交易所有限公司證券上市規則（「上市規則」）第4.29條的規定，　貴公司董事須對編撰報表負全責。

根據上市規則第4.29(7)條的規定，吾等須負責就報表向　閣下提出吾等的意見。對於本行之前所發出任何有關編撰報表所採用財務資料的報告，除該等報告在發出當日指明的收件人外，吾等概不負責。

意見依據

本行參考英國核數守則委員會發出的投資通函申報準則及題為「根據上市規則申報備考財務資料」的1998/8號簡報（視情況而定）進行有關工作，主要包括比較未經調整財務資料與來源文件、審視有關調整的佐證，以及與　貴公司董事就報表進行討論，但並無對任何相關財務資料作出獨立驗證。

由於本行的工作並非根據香港會計師公會頒佈的核數準則進行的核數或審閱工作，因此本行並無對報表發表任何保證。

報表根據通函附錄三所載的基準編撰，僅供參考，而受其性質所限，未必可以反映　貴集團假若於二零零四年三月三十一日或其後任何日期進行收購後的財政狀況。

H. 展望

自亞太金融危機後投資亦錄得強勁增長。機械、器材及電腦軟件的投資均錄得雙位數字的增幅。美元弱勢亦有助外來資金流入本港，進一步推動投資，但亦會因進口通賬而對價格帶來負面效果。另一方面，縱然受到中國政府為控制經濟活動過熱情況而進行的宏觀調控所影響，內地經濟貿易仍然急劇上升。

展望未來，雖然營商環境競爭仍然劇烈，管理層憑藉市況轉佳而將繼續審慎地發展業務，並加強成本控制以維持本集團的競爭力。本集團將加強與顧客間之聯繫及提供優質服務力求下半年度將有更好的表現。

免責聲明

除了上文所述及集團內公司間的負債外，於二零零五年四月三十日營業時間結束時，經擴大後集團並無任何未償還借貸股本及未償還或協定發行銀行透支、抵押或債券、按揭、貸款、或其他借貸性質的債務、租賃融資或租購承擔，承兑負債(正常商業票據除外)、承兑信貸、擔保或其他重大或然負債。

董事確認自二零零五年四月三十日，債務及或然負債並沒有發生重大變動。

E. 營運資金

董事在考慮內部資源及銀行現有可提供信貸後，認為經擴大後集團有充裕的營運資金在完成後應付目前所需。

F. 重大變動

於最後實際可行日期，據董事所知，自二零零四年三月三十一日(即本集團最近期公布之經審核財務報表之結算日期)以來，本集團之財政或經營狀況並無任何重大逆轉。

G. 截止二零零四年九月三十日止六個月之財務評述及僱員及薪酬制度

於二零零四年九月三十日，本集團之總資產淨值約為港幣3.80億元(二零零四年三月三十一日：港幣3.84億元)。

於二零零四年九月三十日，總債務與資本比率為0.06%(二零零四年三月三十一日：0.04%)及淨債務與資本比率為零(二零零四年三月三十一日：零)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣3.8億元(二零零四年三月三十一日：港幣3.84億元)而得出之百分比。

於二零零四年九月三十日，本集團銀行及其他借貸為港幣237,000元(二零零四年三月三十一日：港幣151,000元)。銀行結存及現金等值為港幣9千3百萬元(二零零四年三月三十一日：港幣1.24億元)，於過往兩期並無借貸淨額。

期內，財務費用為零(去年同期：港幣7,000元)。

本公司提供公司擔保總值港幣3.1百萬元(二零零四年三月三十一日：港幣3.1百萬元)，作為授予附屬公司之信貸擔保。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團對其資金流動及融資狀況均作出頻密之審核。

於二零零四年九月三十日，本集團於全球僱用約570名全職員工。期內之員工總開支約為港幣3千8百萬元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎償、醫療計劃、退休金計劃及僱員購股權計劃。

28. **退休福利** *(續)*

公積金計劃－僱員的供款額為僱員底薪的5%，僱主的供款額則按僱員年資，以僱員底薪的5%或7.5%計算。

公積金計劃成員於離職時因年資關係不獲歸屬之僱主結餘部份，可作為集團扣減僱主供款之用。於本年度扣減之數目為港幣569,000元(二零零三年：港幣1,169,000元)。

於本年度本集團於收益表內有關此等計劃已付及應付之供款減沒收供款之支出為港幣3,682,000元(二零零三年：港幣4,087,000元)。截至二零零四年三月三十一日，記錄期間之應付未付供款為港幣250,000元(二零零三年：港幣285,000元)。

29. **有關連人士交易**

按照標準會計準則第二十號，本公司之最終控股公司其士國際和其附屬、聯營公司及共同控制實體等均被視為有關連人士，本集團與該等公司的主要交易詳列如下：

(a) 本公司與其士(香港)有限公司(「其士香港」)，由其士國際全資擁有之全資附屬公司已重新簽訂於二零零三年三月三十一日屆滿之管理服務協議書，由其士香港於截至二零零四年三月三十一日止年度內，提供公司秘書、會計、電子數據處理、人事及物業管理服務予本集團。根據該協議書，本集團(海外附屬公司除外)須按照全年營業額之0.5%付予其士香港作為管理服務費用。在截至二零零四年三月三十一日止年度內，根據該項協議支付予其士香港之管理費約為港幣2,376,000元(二零零三年：港幣3,055,000元)。該管理服務協議書已續期一年。

(b) 於本年度內，本集團按市價向其士國際全資附屬公司售賣電腦及辦公室設備及收取服務收益合共港幣4,492,000元(二零零三年：港幣4,409,000元)。

(c) 於本年度內，本集團繳付按市值釐定租金約港幣3,488,000元(二零零三年：港幣5,042,000元)予由其士國際全資擁有之附屬公司，作為使用其樓宇之報酬。

(d) 於本年度內，本集團繳付租金及運輸費用分別約港幣4,167,000元(二零零三年：港幣4,295,000元)及港幣1,483,000元(二零零三年：港幣2,470,000元)予一間由其士國際全資附屬公司，以回收本集團提供服務之成本。

於結算日，由於支付上述交易所產生之費用及支出，本集團對最終控股公司之應收款項為港幣245,000元。於二零零四年三月三十一日尚餘之金額為港幣6,290,000元。

除上述外，於本年度內，本集團獲償還及墊款予一間聯營公司。惟給予該公司於二零零四年三月三十一日之墊款餘額為港2,215,000(港幣2,546,000元)。

集團對最終控股公司之應付款項及聯營公司收帳款為無抵押、不帶利息。

D. 債務

借貸

於二零零五年四月三十日營業日止時，以本債務聲明而言，經擴大後集團無抵押銀行借貸約港幣20,000,000元。

於二零零五年四月三十日營業日止時，本集團將賬面淨值約港幣8,000,000之永久物業作為海外附屬公司一般銀行借貸之抵押。於二零零五年四月三十日營業日止時，已提取一般銀行借貸約港幣51,000元。

或然負債

於二零零五年四月三十日營業日止時，經擴大後集團之或然負債為港幣1,000,000。該金額為該集團被訴稱違反批發食品供應合同而索償之部份。

27. **購股權計劃**

(a) **本公司之購股權**

本公司於一九九一年九月三十日採納之購股權計劃(「其士科技舊計劃」),已於二零零一年九月二十九日屆滿,其條款將繼續有效及適用於先前已授出但尚未行使之購股權。於二零零二年四月一日及二零零三年三月三十一日,剩餘之購股權持有人有權以每股港幣0.464元價格認購其士科技舊計劃28,550,000 股。該等股權已於一九九九年十二月十七日發行,未獲准行使期限由一九九九年十二月十七日至二零零零年六月二十九日,行使期限由二零零零年六月三十日至二零零三年六月二十九日。截至二零零四年三月三十一日止年度,三個購股權已經行使。在附註20 所披露之本公司普通股股份合併後,尚餘購股權之持有人有權以每股港幣2.32元之經調整價格認購本公司5,709,999 股新股。所有尚餘之股權已於二零零三年六月二十九日失效。

本公司之新購股權計劃(「其士科技計劃」)根據二零零二年九月二十日通過之決議案獲股東採納,主要目的乃讓參與者有機會適量購入本公司之權益,並鼓勵參與者朝著提高本公司及其股份之價值的方向努力,從而令本公司及其股東均能受惠。其士科技計劃將於二零一二年九月十九日屆滿。

根據其士科技計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准其士科技計劃日期10%(「計劃授權限額」),或於股東批准其士科技計劃授權限額日期就該10%限額作出更新後之限額。因已授出但尚未行使之購股權獲全數行使而發行之最多股份總數,不得超過本公司不時已發行之股份30%。未經本公司及其士國際股東之事先批准,於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經本公司及其士國際之獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權,會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值則超越港幣5,000,000元,須獲本公司及其士國際之股東事先批准。

獲授人須於授出日期起計三十日內就每項購股權支付港幣1元以接納獲授予之購股權。購股權可根據新計劃條款於其士科技計劃之有效期限內任何時間行使,董事會將就有效期限作出知會,有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定,將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個交易日在聯交所的平均收市價及本公司股份之面值,以較高者為準。

在截至二零零三年及二零零四年三月三十一日止年度內,並無購股權根據新計劃授出。

(b) **最終控股公司之購股權**

根據其士國際於一九九一年九月三十日所採納之購股權計劃(「其士國際舊計劃」),其士國際之董事會授出若干購股權予合資格僱員,包括本公司之董事,以認購其士國際之24,150,000股之股權,行使價格為港幣0.488元。該等購股權已於一九九九年十二月十七日給予公司董事,未獲准行使期限由一九九九年十二月十七日至二零零零年六月二十九日,行使期限由二零零零年六月三十日至二零零三年六月二十九日。由於在附註20所披露之其士國際普通股股份合併後,購股權授權股權之持有人有權以每股港幣2.44元之經調整價格認購其士國際之4,830,000 股新股。該等購股權已於二零零三年六月二十九日失效。沒有根據舊其士國際計劃授出尚未行使之購股權。

28. **退休福利**

集團現有屬界定供款之(一)按《職業退休計劃條例》註冊之職業退休計劃(簡稱「公積金計劃」)及(二)於二零零零年十二月一日強積金計劃實行時開始生效之強制性公積金計劃(簡稱「強積金計劃」)。計劃資產均由信託公司保管及管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權,選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職之僱員,則需參與強積金計劃。

強積金計劃－僱主及僱員的供款額均按僱員有關入息的5%計算。

23. **董事及高級行政人員之酬金** *(續)*

其餘五名(二零零三年:五名)最高酬金人士之總酬金為如下:

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
薪金、津貼及其他福利	3,354	3,943
退休金之供款	215	200
	3,569	4,143

該五名(二零零三年:五名)最高酬金人士可按金額劃分為下列組別:

	人數	
組別	**二零零四年**	**二零零三年**
無—港幣1,000,000元	5	3
港幣1,000,001元—港幣1,500,000元	—	2

24. **資產抵押**

於二零零四年三月三十一日,一間海外附屬公司已將帳面淨值約共港幣8,070,000元之海外永久業權物業(二零零三年:港幣6,603,000元)作抵押,以取得一般性銀行貸款融資。

25. **或然負債**

於二零零四年三月三十一日:

本公司有以下或然負債:

(i) 為附屬公司借取銀行信貸而作出之擔保,共港幣3,102,000元(二零零三年:港幣5,421,000元)。

(ii) 為附屬公司履約作出擔保共港幣2,053,000元(二零零三年:港幣1,405,000元)。

26. **營業性租賃**

(a) **本集團作為承租人**

於二零零四年三月三十一日,根據於下列期間約滿之不可撤銷之營業性租約,本集團及本公司須承擔支付有關之最低租金如下:

	本集團		本公司	
	二零零四年 *港幣千元*	二零零三年 *港幣千元*	二零零四年 *港幣千元*	二零零三年 *港幣千元*
於一年內	3,356	6,287	92	123
第二至五年內 (包括首尾兩年)	—	3,231	—	92
	3,356	9,518	92	215

租約經商議達成之租期平均固定為兩年。

(b) **本集團作為出租人**

所有投資物業以經營性租約出租。投資物業租期為兩年及並無給予租戶可續約之選擇。根據與租戶訂立於下列期間之不註銷之營業性租約,本集團於一年內可收取之最低租金為港幣135,000元(二零零三年:港幣406,000元)。

22. 分類資料 *(續)*

按地區劃分

本集團經營之銷售電腦設備、商業機器、電訊系統、提供科技及網絡技術、技術與保養於香港及泰國運作。電訊服務及零售、一般商品貿易及傳呼服務於香港運作。以下為本集團按地區劃分之營業額之分析：

	營業額按地區市場劃分			
	二零零四年		二零零三年	
	港幣千元	*%*	*港幣千元*	*%*
香港	516,689	77	511,653	74
泰國	124,176	19	123,699	18
其他	29,718	4	52,551	8
	670,583	100	687,903	100

下列按地區劃分所增加物業、廠房及設備所載帳面值之分析：

	分類資產所載帳面值				物業、廠房及設備添置			
	二零零四年		二零零三年		二零零四年		二零零三年	
	港幣千元	*%*	*港幣千元*	*%*	*港幣千元*	*%*	*港幣千元*	*%*
香港	393,357	83	380,733	82	3,182	51	3,215	49
泰國	65,042	14	66,483	14	3,003	48	3,245	49
其他	14,546	3	18,369	4	10	1	135	2
	472,945	100	465,585	100	6,195	100	6,595	100

23. **董事及高級行政人員之酬金**

公司董事之酬金細節如下：

	二零零四年	二零零三年
	港幣千元	*港幣千元*
袍金	240	238
薪金、津貼及其他福利	–	505
退休金之供款	–	25
	240	768

除支付予獨立非執行董事之董事袍金港幣240,000元(二零零三年：港幣238,000元)外，於過去二年，獨立非執行董事及非執行董事並無收取任何酬金。

董事酬金可按金額劃分為下列組別：

	董事人數	
組別	二零零四年	二零零三年
無－港幣1,000,000元	7	8

此外，以上披露之董事酬金，四名(二零零三年：四名)董事於最終控股公司共收取港幣15,259,000元(二零零三年：港幣16,173,000元)之酬金作為其對最終控股公司及其附屬公司(包括本集團)作出之服務。

而最終控股公司所付之金額，並沒有對其公司、最終控股公司及所有附屬公司之服務作出分配。

22. **分類資料** *(續)*

截至二零零三年三月三十一日止

	持續營運				終止營運		總數
	電腦及商業機器	網絡技術及電訊系統	技術及保養服務	證券投資及其他	一般商品貿易	電訊服務及零售	
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
資產							
分類資產	114,338	53,730	11,555	103,858	1,287	11,395	296,163
聯營公司權益	9,618	–	–	–	–	–	9,618
未分配公司資產							159,804
綜合總資產							465,585
負債							
分類負債	17,954	34,913	16,756	13	3,995	9,855	83,486
未分配公司負債							17,679
綜合總負債							101,165

其他資料

截至二零零四年三月三十一日止

	持續營運				終止營運		總數
	電腦及商業機器	網絡技術及電訊系統	技術及保養服務	投資證券及其他	一般商品貿易	電訊服務及零售	
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
資本增加	4,558	486	226	925	–	–	6,195
折舊	2,262	896	969	676	–	–	4,803
重估物業盈餘	–	–	–	828	–	–	828

截至二零零三年三月三十一日止

	持續營運				終止營運		總數
	電腦及商業機器	網絡技術及電訊系統	技術及保養服務	投資證券及其他	一般商品貿易	電訊服務及零售	
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
資本增加	1,977	1,465	22	2,951	6	174	6,595
折舊	1,584	1,210	906	632	–	512	4,844
物業、廠房及設備資產減值	–	–	–	–	–	1,218	1,218
重估物業虧損	–	–	–	78	–	–	78

22. 分類資料 *(續)*

營業額及業績 (續)
截至二零零三年三月三十一日止

	持續營運				終止營運		總數
	電腦及商業機器	網絡技術及電訊系統	技術及保養服務	證券投資及其他	一般商品貿易	電訊服務及零售	
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額							
總營業額	477,771	138,816	44,214	12,989	14,443	79,826	768,059
內部分類收入	(57,097)	(11,298)	(5,544)	–	(284)	(5,933)	(80,156)
外貿銷售	420,674	127,518	38,670	12,989	14,159	73,893	687,903
業績							
分類業績	3,121	(2,856)	1,989	(2,458)	(5,053)	(8,612)	(13,869)
利息收入							5,999
未分配公司費用							(359)
							(8,229)
財務費用							(68)
所佔聯營公司業績	1,927	–	–	–	–	–	1,927
待終止營運虧損	–	–	–	–	(3,115)	(8,978)	(12,093)
除稅前虧損							(18,463)
稅項							(4,334)
本年度虧損							(22,797)

附註： 內部分類銷貨定價是由管理層根據市價以作決定。

資產負債表
截至二零零四年三月三十一日

	持續營運				終止營運		總數
	電腦及商業機器	網絡技術及電訊系統	技術及保養服務	證券投資及其他	一般商品貿易	電訊服務及零售	
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
資產							
分類資產	112,672	42,292	10,872	159,530	27	2,492	327,885
聯營公司權益	2,239	–	–	–	–	–	2,239
未分配公司資產							142,821
綜合總資產							472,945
負債							
分類負債	40,470	28,068	5,711	–	992	2,853	78,094
未分配公司負債							11,091
綜合總負債							89,185

21. **儲備** *(續)*

附註：

(a) 繳入盈餘乃於一九八九年重組附屬公司時之資產值與公司因認購時所發行股份減期後於繳入盈餘撥出之派發股息之面值差額。根據百慕達一九八一年公司（修訂）法例，繳入盈餘乃可分派予股東。

(b) 於二零零四年三月三十一日，本公司可派發與股東之儲備為港幣19,915,000元（二零零三年：港幣20,082,000元）。

22. **分類資料**

按業務劃分

按經營管理目的，本集團目前由四個營業部門組成，此等部門為本集團呈報主要分類資料之基準。

於二零零四年三月三十一日年度內，本集團已終止其電訊零售服務之業務並於註解5中披露。本集團已於二零零三年三月三十一日止之年度及已終止其一般商品貿易之業務。

業務分類資料載列如下：

營業額及業績
截至二零零四年三月三十一日止

	持續營運				終止營運		總數
	電腦及商業機器 *港幣千元*	網絡技術及電訊系統 *港幣千元*	技術及保養服務 *港幣千元*	證券投資及其他 *港幣千元*	一般商品貿易 *港幣千元*	電訊服務及零售 *港幣千元*	*港幣千元*
營業額							
總營業額	433,462	121,109	46,560	124,477	–	1,818	727,426
內部分類收入	(48,723)	(1,850)	(5,446)	–	–	(824)	(56,843)
外貿銷售	384,739	119,259	41,114	124,477	–	994	670,583
內部分類收入之作價乃根據管理層參考市場價格作出決定。							
業績							
分類業績	720	(1,668)	2,717	13,344	–	2,780	17,893
利息收入							3,035
未分配公司收入							4,152
未分配公司費用							(1,577)
							23,503
財務費用							(22)
所佔聯營公司業績	(77)	–	–	–	–	–	(77)
終止營運收益	–	–	–	–	68	948	1,016
除稅前溢利							24,420
稅項							(1,557)
本年度溢利							22,863

20. 股本

	二零零四年 港幣千元	二零零三年 港幣千元
法定股本：		
240,000,000 股普通股（二零零三年：1,200,000,000股），每股港幣0.50元（二零零三年：港幣0.10元）	120,000	120,000
已發行及繳足股本：		
171,355,871 股普通股（二零零三年：856,779,352股），每股港幣0.50元（二零零三年：港幣0.10元）	85,678	85,678

於二零零三年五月十三日，三股每股港幣0.1元之股份以行使認股權證認購，每股作價港幣0.464元。

根據本公司於二零零三年六月五日在股東特別大會通過之特別決議案，每五股每股港幣0.1元之已發行及未發行之普通股合併為每股港幣0.5元。

本公司及最終控股公司之購股權計劃載於註解27。於二零零三年三月三十一日兩個年度並無行使本公司購股權計劃之認購權。

21. 儲備

	股本溢價 港幣千元	資本儲備帳 港幣千元	資本贖回儲備帳 港幣千元	其他物業重估儲備帳 港幣千元	外匯兌換浮動儲備帳 港幣千元	股息儲備帳 港幣千元	保留溢利 港幣千元	合計 港幣千元
集團								
於二零零二年四月一日	223,434	18,231	14	1,134	587	–	55,790	299,190
重估物業盈餘	–	–	–	392	–	–	–	392
申算海外附屬公司財務報告所產生之兌換轉變	–	–	–	–	1,771	–	–	1,771
本年度虧損	–	–	–	–	–	–	(22,797)	(22,797)
於二零零三年三月三十一日	223,434	18,231	14	1,526	2,358	–	32,993	278,556
重估物業盈餘	–	–	–	1,238	–	–	–	1,238
申算海外附屬公司財務報告所產生之兌換轉變	–	–	–	–	(1,322)	–	–	(1,322)
本年度溢利	–	–	–	–	–	–	22,863	22,863
股息	–	–	–	–	–	5,141	(8,568)	(3,427)
於二零零四年三月三十一日	223,434	18,231	14	2,764	1,036	5,141	47,288	297,908

附註：

(i) 於年度結算日，本集團之儲備包括集團所佔聯營公司自收購日起計算之保留虧損港幣79,000元（二零零三年：港幣816,000元）。

(ii) 資本儲備帳內包括綜合帳項產生之商譽港幣27,000元（二零零三年：港幣：27,000元）及負值商譽港幣198,000元（二零零三年：港幣198,000元）。

	股本溢價 港幣千元	繳入盈餘 港幣千元	資本贖回儲備帳 港幣千元	股息儲備帳 港幣千元	保留溢利 港幣千元	合計 港幣千元
公司						
於二零零二年四月一日	223,434	6,226	14	–	21,288	250,962
本年度虧損	–	–	–	–	(7,432)	(7,432)
於二零零三年三月三十一日	223,434	6,226	14	–	13,856	243,530
本年度溢利	–	–	–	–	3,260	3,260
股息	–	–	–	5,141	(8,568)	(3,427)
於二零零四年三月三十一日	223,434	6,226	14	5,141	8,548	243,363

17. 就合約工程應向客戶收取(應付)的款項

	集團 二零零四年 港幣千元	集團 二零零三年 港幣千元
於結算日之施工中合約：		
已產生的合約成本	68,151	39,538
已確認溢利減虧損	(6,633)	(7,052)
	61,518	32,486
進度款	(62,402)	(35,772)
	(884)	(3,286)
代表為：		
已計入流動資產之合約客戶欠款	438	1,244
已計入流動負債之應付合約客戶款	(1,322)	(4,530)
	(884)	(3,286)

於二零零四年三月三十一日，客戶所持之保留款為港幣4,909,000元(二零零三年：港幣3,637,000元)，而同時並未就合約工程收取客戶預付款。

18. 應付款項、存入按金及應付費用

應付款項、存入按金及應付費用包括應付貨款港幣28,613,000元(二零零三年：港幣21,053,000元)。以下為二零零四年三月三十一日結算之應付貨款之帳齡分析：

	集團 二零零四年 港幣千元	集團 二零零三年 港幣千元
0－60天	26,739	15,289
61－90天	－	969
逾90天	1,874	4,795
總計	28,613	21,053

19. 遞延税項

以下為本集團確認之主要遞延税項負債(資產)，以及有關負債(資產)於年內之變動：

	加速税項折舊 港幣千元	税項虧損 港幣千元	其他 港幣千元	合計 港幣千元
於二零零二年及二零零三年三月三十一日	－	－	－	－
本年度於收益表內扣除(計入)	536	(107)	(50)	379
於二零零四年三月三十一日	536	(107)	(50)	379

本集團之未確認税項虧損為港幣495,771,000(二零零三年：港幣506,113,000元)。遞延税項資產因未來溢利存有未能預計之因素而未予確認。未確認税項虧損中包括港幣2,359,000元之虧損(二零零三年：無)將於二零零九年期滿。其他虧損可無限期結轉。

於結算日，本集團可扣減臨時差額為港幣36,746,000元(二零零三年：港幣30,702,000元)。該可扣減臨時差額，因其不可能於應納税溢利將可用作扣減臨時差額中被運用，故並無確認有關之遞延税項資產。

14. 證券投資

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
持有直至到期日之證券：				
債務證券無牌價	–	17,800	–	17,800
投資證券：				
股本證券－無牌價	5,000	–	–	–
其他投資：				
股本證券				
有牌價－海外地區	416	–	–	–
無牌價	2,976	995	–	–
債務證券				
有牌價－海外地區	5,969	–	–	–
無牌價	108,054	53,015	–	40,166
互惠基金－無牌價	35,354	32,048	–	32,048
	157,769	103,858	–	90,014
有牌價證券之市值：				
股本證券	416	–	–	–
債務證券	5,969	–	–	–
	6,385	–	–	–
作財務報告用途之帳面值分析如下：				
非流動	5,000	17,800	–	17,800
流動	152,769	86,058	–	72,214
	157,769	103,858	–	90,014

15. 存貨

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
待售存貨	63,455	53,000
耗用物料	3,614	3,946
	67,069	56,946

於本年度確認為費用之存貨成本為港幣8,842,000元（二零零三年：港幣7,611,000元）。

以上列示之存貨包括待售存貨港幣381,115,000元（二零零三年：港幣499,233,000元）乃以其可變現值計算。

16. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貨款港幣56,650,000元（二零零三年：港幣72,201,000元）。以下為二零零四年三月三十一日結算之應收貨款之帳齡分析：

	集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
0－60天	50,455	63,469
61－90天	3,298	3,389
逾90天	2,897	5,343
總計	56,650	72,201

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易客戶之平均信貸期為60天。

11. **物業、廠房及設備** *(續)*

物業均由獨立專業估價人士於二零零四年三月三十一日按公開市場基準予以重估。香港物業由簡福飴測量行重估。海外物業由Brooke Real Estate Limited 重估。內地物業由戴德梁行重估。

如該類物業按成本減除累積折舊入帳，於二零零四年三月三十一日之所載帳面淨值應為港幣22,286,000元（二零零三年：港幣23,026,000元）。

本公司

	汽車 *港幣千元*
成本	
二零零四年三月三十一日 及二零零三年三月三十一日	348
累積折舊	
二零零三年四月一日	159
年度折舊	38
二零零四年三月三十一日	197
帳面淨值	
二零零四年三月三十一日	151
二零零三年三月三十一日	189

12. **所佔附屬公司權益**

	公司 二零零四年 *港幣千元*	 二零零三年 *港幣千元*
無牌價股份－成本減資產減值	57,951	57,409
應收附屬公司款項減撥備	42,282	39,320
	100,233	96,729

有關本公司於二零零三年四月三十一日各主要附屬公司之資料，請參閱第53至第54頁。

根據各董事之意見，若將所有附屬公司之資料完全列出，乃過於冗長，故所載之附屬公司之資料，乃對本集團業績及資產有重大影響之公司。

在年結日並無附屬公司值入資本結存。

13. **所佔聯營公司權益**

	集團 二零零四年 *港幣千元*	 二零零三年 *港幣千元*
應佔資產淨值	24	7,072
聯營公司應收帳	2,215	2,546
	2,239	9,618

有關本集團於內地註冊及營業之聯營公司，廣州其士科技有限公司之資料如下：

商業結構形式	註冊
由附屬公司持有應佔 註冊股本權益百分率	24%
主要業務	辦公室設備貿易及保養服務

9. 每股盈利（虧損）

每股基本盈利（虧損）之計算乃根據本年盈利港幣22,863,000元（二零零三年：虧損港幣22,797,000元）及普通股加權平均股數171,355,871（二零零三年：171,355,870）股計算。於二零零三年六月，每五股港幣0.1元之普通股合併為每股港幣0.5元已於普通股加權平均股數內作出調整。

因本公司之股份認購股權價高於股份之平均市價，故並未有列出本年度之每股攤薄盈利。因行使本公司之股份認購股權將引致每股虧損減少，並未有列出上年度每股攤薄虧損。

10. 投資物業

	集團 二零零四年 *港幣千元*	集團 二零零三年 *港幣千元*
位於內地之中期物業	5,160	5,160

投資物業於二零零四年三月三十一日由獨立專業估值師戴德梁行按公開市場價值重估。

投資物業之年度租金收益為港幣419,000元（二零零三年：港幣468,000元）。

11. 物業、廠房及設備

	物業							傢俬、裝置		
	香港	海外		內地				辦公室設備及汽車		
	中期契約 *港幣千元*	永久業權 *港幣千元*	短期契約 *港幣千元*	長期契約 *港幣千元*	中期契約 *港幣千元*	發射器及通訊設備 *港幣千元*	機器、工具及設備 *港幣千元*	持作營業性持作自用 *港幣千元*	租賃用途 *港幣千元*	合計 *港幣千元*
集團										
成本值或估值										
二零零三年四月一日	4,450	6,985	295	1,690	1,710	302	14,557	19,580	4,900	54,469
匯兌調整	–	611	25	–	–	–	367	541	228	1,772
添置	–	–	–	–	–	–	589	1,059	4,547	6,195
出售	–	–	–	–	–	(171)	(2,505)	(4,700)	(1,975)	(9,351)
重估盈餘（虧損）	350	969	117	(10)	–	–	–	–	–	1,426
二零零四年三月三十一日	4,800	8,565	437	1,680	1,710	131	13,008	16,480	7,700	54,511
累積折舊及資產減值										
二零零三年四月一日	–	–	–	–	–	222	11,510	15,438	1,044	28,214
匯兌調整	–	–	–	–	–	–	269	464	80	813
年度折舊	101	268	119	29	123	24	1,353	1,139	1,647	4,803
售出撥回	–	–	–	–	–	(153)	(2,347)	(4,399)	(822)	(7,721)
重估撥回	(101)	(268)	(119)	(29)	(123)	–	–	–	–	(640)
二零零四年三月三十一日	–	–	–	–	–	93	10,785	12,642	1,949	25,469
帳面淨值										
二零零四年三月三十一日	4,800	8,565	437	1,680	1,710	38	2,223	3,838	5,751	29,042
二零零三年三月三十一日	4,450	6,985	295	1,690	1,710	80	3,047	4,142	3,856	26,255

本集團物業、廠房及設備之成本須及估值如下：

成本	–	–	–	–	–	131	13,008	16,480	7,700	37,319
二零零四年專業估值	4,800	8,565	437	1,680	1,710	–	–	–	–	17,192
	4,800	8,565	437	1,680	1,710	131	13,008	16,480	7,700	54,511

7. 稅項

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
現時稅項		
本公司及其附屬公司		
香港	748	1,142
海外	430	2,842
	1,178	3,984
聯營公司應佔稅項		
香港	–	350
遞延稅項		
香港	379	–
	1,557	4,334

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率17.5%(二零零三年：16%)計算。香港利得稅率由16%上升至17.5%於二零零三至二零零四應課稅年度起生效，此上升之影響已反映於二零零四年三月三十一日止本年度及遞延稅項結算之計算。

海外之課稅準備乃按照各公司當地法例之適用稅率及估計應課稅溢利計算。

年內扣減與根據綜合收益表列示之除稅前溢利(虧損)對帳如下：

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
除稅前溢利(虧損)	24,420	(18,463)
減：所佔聯營公司業績	77	(1,927)
	24,497	(20,390)
按利得稅率17.5%計算之稅項(二零零三年：16%) *(附註)*	4,287	(3,262)
不可扣稅支出之稅務影響	356	857
毋須課稅收入之稅務影響	(2,192)	(1,623)
未確認遞延稅項虧損之稅務影響	1,282	6,566
動用過往未確認之遞延稅項虧損	(3,092)	(139)
未確認遞延稅項資產之稅務影響	868	610
於其他司法權益經營之附屬公司不同稅率之影響	195	1,231
其他	(147)	(256)
年內本公司及附屬公司之稅項支出	1,557	3,984

附註： 採用本集團大部份業務所在之司法權區地方稅率計算。

8. 股息

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
已派中期股息		
每股港幣2仙(二零零三年：無)予171,355,871股	3,427	–
擬派末期股息		
每股港幣3仙(二零零三年：無)予171,355,871	5,141	–
	8,568	–

5. **終止營運收益(虧損)**(續)

於本年度，電訊服務及零售業務對本集團淨營運現金流動之貢獻為港幣4,504,000元(二零零三年：使用為港幣5,840,000元)，對於投資業務之貢獻為港幣159,000元(二零零三年：使用為港幣1,112,000元)，對於融資業務之使用為港幣4,877,000元(二零零三年：貢獻港幣7,040,000元)。

(b) 於上財政年度，本集團已結束所有位於香港之一般商品貿易零售店舖及停止其業務。因終止營運所產生之虧損總額為港幣3,047,000元。於前年度因結束零售店舖之費用所作之超額撥備為港幣68,000元，已於本年度之收益表中抵免(二零零三年：虧損港幣3,115,000元)。

於上年度期間之業績及於綜合財務報告內有關一般商品貿易業務之資產及負債之所載值如下：

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
營業額	–	14,159
其他經營收益	–	1,690
經營成本	–	(20,901)
經營虧損	–	(5,052)
總資產	27	1,287
總負債	(992)	(3,995)

於本年度，一般商品貿易對本集團淨營運現金流動之使用為港幣1,203,000元(二零零三年：港幣2,195,000元)，對於融資業務之貢獻為港幣1,202,000元(二零零三年：港幣,765,000元)。於上年度內對投資業務之貢獻為港幣23,000元。

6. **除税前溢利(虧損)**

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
除税前溢利(虧損)已扣除下列各項目：		
核數師酬金		
本年度	889	1,253
前年度之超額撥備	(288)	–
	601	1,253
物業、廠房及設備折舊	4,803	4,844
出售物業、廠房及設備之虧損	58	6,091
物業、廠房及設備之資產減值	–	1,218
營業性租賃之樓宇租用支出	10,592	28,754
員工開支(附註)	80,392	104,221
已實現及未實現之證券投資淨虧損	–	1,431
銀行透支償還期不超逾五年之利息	22	68
重估物業虧絀：		
自用物業	–	198\
並包括下列項目：		
物業租金收入港幣586,000元(二零零三年：港幣657,000元)減物業支出	420	448
租賃收益港幣4,051,000元(二零零三年：港幣1,990,000元)減除物業外其他營業性租賃之支出	1,778	1,260
已實現及未實現之證券投資淨盈餘	6,595	–
銀行及其他利息收入	3,035	4,838
債券利息收入	6,748	1,161
外兑換收益	4,035	2,572
重估投資物業盈餘		
投資物業	–	120
自用物業	828	–

附註： 包括於員工開支為董事袍金披露於附註23。員工開支已包括港幣1,056,000之裁減員工付款(二零零三年：港幣3,796,000元)。

3. **主要會計政策**（續）

(p) **税項**（續）

遞延税項負債乃就於附屬公司及聯營公司投資及於合營企業權益而產生之應課税暫時差額予以確認，除非本集團能夠控制暫時差額之撥回，以及暫時差額應該不會於可見宋來撥回。

遞延税項資產之帳面值會於每個結算日進行審閱，並減少至不再具備足夠之應課税溢利收回全資產或其任何部份為止。

遞延税項乃按償還負債或資產變現所屬期間預期適用之税率計算。遞延税項計入收益表內或於當中扣除，惟涉及直接計入股本或於當中扣除之項目則除外，在此情況下遞延税項將於股本內處理。

(q) **等同現金**

等同現金乃可即時轉化為已知金額並局限於不主要之價值變化風險之短期及高流動性之投資。

4. **營業額**

營業額乃代表本集團銷售貨品、提供服務及投資收益之已收及應收淨額。本集團按業務分類及地區劃分之營業額分析已載列於附註22。

5. **終止營運收益（虧損）**

於本年度之抵免乃主要代表上年度對一般商品貿易及電訊設備零售及代理服務終止營運所產生之成本作出超額撥備所至。超額撥備及上年度之虧損詳列如下：

	二零零四年 *港幣千元*	**二零零三年** *港幣千元*
不可撤銷之經營租約支出之超額預備（預備）	645	(1,927)
裁減員工支出之超額預備（預備）	408	(3,264)
出售物業、廠房及設備之虧損	—	(5,425)
物業、廠房及設備之資產減值	—	(1,218)
存貨減值撥備	(37)	(259)
	1,016	(12,093)

本集團終止營運詳情如下：

(a) 於二零零二年九月，本集團之董事局決定停止其於香港之電訊設備零售及電訊代理服務之業務。所有營運已於二零零三年五月終止。因終止營運所產生之虧損總額為港幣8,030,000元。於前期因結束零售店舖之費用所作之超額撥備為港幣948,000元，並已於本年度收益表中抵免（二零零三年：虧損港幣8,978,000元）。

於本年度終止之業績及包括於綜合財務報告有關電訊設備零售及電訊代理服務資產及負債之所載值如下：

	二零零四年 *港幣千元*	**二零零三年** *港幣千元*
營業額	994	73,893
其他經營收益	3,180	8,394
經營成本	(1,394)	(90,861)
經營虧損	2,780	(8,574)
總資產	2,492	11,395
總負債	(2,853)	(9,855)

3. 主要會計政策 *(續)*

(l) **收益之確認**

銷售貨品之收益乃於貨品送出後或貨品擁有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

提供服務之收益乃於提供服務完畢時入帳。提供服務前之收入乃包括於遞延收益中。

當一項安裝合約的成果能夠可靠地估計時，合約收入會根據年度施工價值，按完工百分比法確認。工程變更，索償及獎勵金及按與客戶達成協議部份入帳。當一項安裝合約的成果不能夠可靠地估計時，確認之收益僅為可能收回之已支出合約成本。

銀行利息收益乃按時間比例入帳，並根據本金及有關之利率計算。

出售有價證券之收益乃於交易日入帳。

租金收益及其他營業性租賃收益乃按平均分攤方法根據其租賃年期入帳。

股息及其他投資利息收益須按股東收受股息之權利被確認時方予以入帳。

(m) **營業性租賃**

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益，乃以個別租賃期以平均分攤方法列入收益表內。

(n) **退休保障計劃**

於損益表扣除之退休保障費用乃指於本年度根據本集團所定義之供款計劃之應付供款。

(o) **外幣換算**

本集團，除不在香港經營之公司外，會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際率或合約交收日率兌換為港元。資產負債表結算日之外幣流動資產及負債概按結算日率申算為港元。所有外換算盈虧均於收益帳內結算。

綜合報告時，海外附屬公司及聯營公司之財務報告乃按結算日率申算為港元。收益及費用項目則以本年度平均滙率結算。如有任何滙兑差額產生，則視為權益而列入滙兑儲備內。此滙兑差額會於出售附屬公司或聯營公司時會列為當年之收益或費用處理。

(p) **税項**

所得税支出指現時應付税項及遞延税項之總和。

現時應付税項乃根據本年度之應課税溢利計算。於收益表內呈報之應課税溢利與溢利淨額有所不同，原因在於應課税溢利不包括其他年度應課税或可扣税之收入或支出項目，亦不包括從宋課税或扣税之收益表項目。

遞延税項乃財務報告與用作計算應課税溢利之有關税基之資產及負債帳面值出現差額而預期應付或可收回之税項，利用資產負債表負債方法入帳。遞延税項負債一般就所有應課税暫時差額而確認，遞延税項資產則予以確認，惟以日後可能產生應課税溢利而可扣税暫時差額可以動用者為限。倘暫時差額乃源自商譽（或負商譽），或源自對應課税溢利或會計溢利造成影響之交易中其他資產及負債之確期確認（業務合併除外），則有關之資產及負債不會予以確認。

3. **主要會計政策** *(續)*

(g) **待售物業**

待售物業乃按成本或可變現值二者之較低值入帳。成本包括購入成本及其他直接費用。可變現值為管理層根據現行市場情況作出之估值或如已訂定有約束力的出售合同，則根據協議出售價。

(h) **存貨**

存貨指一般商品及耗用物料，一般商品乃按成本或可變現值二者之較低值入帳，而耗用物料則為成本減提取準備入帳，成本以加權平均法計算。

(i) **證券投資**

證券投資於交易日確認，初步以成本衡量。於期後之報告日，本集團已表達意願及有能力持至到期日(持至到期日之債務證券)，是以其折舊成本扣除減值虧損以反映其不可收回值。任何收購持至到期日證券之折讓或溢價之每年折舊會與其他投資收入按投資工具之年期累積，以達至於每段期間所確認之收益作為恆常之投資回報。

除持有至到期日債務證券外，其他投資均分類為投資證券及其他投資。

投資證券指持有作特定長遠策略目標之證券，按其後報日期之成本值及減去任何非臨時減值虧損計算。

其他投資乃按公平值計算，而未變現損益則計入期內之收益表。

(j) **安裝合約**

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算當日合約活動的完工程度計入收益表。

當一項合約的成果不能可靠的估計時，合約成本會在產生的會計期間確認為支出。

當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中安裝合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額，就適用情況呈列於資產負債表為「就合約工程應向客戶收取的款項(作為資產)」或「就合約工程應用客戶支付的款項(作為負債)」。有關工程施工前所收之金額乃包括於資產負債表中作為負債。客戶尚未支付已就工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預繳款項」。

(k) **資產減值**

於每一個結算日，本集團審閱其資產之所載帳面值，以決定該資產是否有減值虧損。如該資產之估計可收回款額少於其所載帳面值，所載帳面值會減少至可收回款額，減值虧損將予即時確認。除該資產以其他基準估值列帳，此時減值將作重估減值處理。

當減值虧損於期後撥回，資產之所載帳面值將增加至修訂之可收回款額。惟在假設於過往年度無就該資產確認減值虧損，高出於此情況下所釐定之帳面之數額則不會撥回。當減值虧損之撥回根據有關會計政策就重估資產入帳時，除非該等資產以重估數額入帳，否則任何減值虧損之撥回於其發生期間即時確認為收益。

3. **主要會計政策** *(續)*

(d) **所佔聯營公司權益**

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，在聯營公司之投資是按本集團應佔其資產淨值而列於帳內。

(e) **投資物業**

投資物業乃已完成之物業，並因具有投資價值而持有，而有關租金收入乃按正常非關連基礎而訂定。

投資物業乃按公開市值每年由獨立測計師對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧絀，則不足之數於收益表內撇除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表。

於出售重估物業時，有關投資物業重估之增值則轉入收益計算表內。

除契約的尚餘年期只有二十年或不足二十年外，投資物業毋須按期計提折舊費用。

(f) **物業、廠房及設備**

(i) *物業*

持作固定資產的自用物業乃按重估值，即重估日之公開市值，減去期後之折舊入帳。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值乃轉入重估儲備，但若此增值曾從收益表中為同一資產扣除的虧絀之數額，則確認為收入。重估時產生的帳面淨值減少數額如超過該重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。於重估物業出售或退撥時，有關重估之增值則轉入保留溢利。

永久業權之土地不予提取折舊撥備，租賃土地乃按其餘下之契約年期提取折舊撥備。非投資物業之樓宇成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，二者較短者作出折舊撥備。

(ii) *廠房及設備*

廠房及設備乃按成本值減去折舊及累積減值虧損列於帳內。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。

廠房及設備之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時額外折舊	**每年折舊**
電腦設備	20%	40%
其他	20%	20%

出租設備則按成本值按每年折舊率百分之二十或租賃年期兩者間之較短年期作出折舊撥備。

出售或退撥之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

財務報告附註

截至二零零四年三月三十一日止年度

1. **一般資料**

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司上市，本公司之最終控股公司為其士國際集團有限公司為一間在百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市。

本公司之主要業務為投資控股及證券投資，而其附屬公司之主要業務已呈列於第53及54頁。於本年度內已終止電訊服務及零售業務。

2. **採納會計實務準則**

於本年度，本集團採納由香港會計師公會頒佈之會計實務準則第12號(經修訂)「所得稅」。落實會計務準則第12號(經修訂)之主要影響涉及遞延稅項。會計實務準則第12號(經修訂)規定，除少數例外情況外，須採納資產負債表負債法，據此遞延稅項乃就資產及負債於財務報告之賬面值與用作計算應課稅溢利之相應稅基之間所有臨時差異而確認。由於會計實務準則第12號(經修訂)並無任何具體過渡規定，故新會計政策已獲追溯應用。採納該等經修訂政策對本年度或以往各會計年度之業績並無重大影響。故此無需作出前期調整。

3. **主要會計政策**

財務報告表已按照歷史成本慣例編列，並就若干物業估值及證券投資作出調整並符合香港普遍採納之會計準則。主要會計政策載列如下：

(a) **綜合帳項基礎**

綜合帳包括本公司及其附屬公司截至每年三月三十一日之帳項並連同本集團擁有於聯營公司之權益，其表達基準詳列於下列(d)項。

年內收購或出售附屬公司及聯營公司自其有效收購日起計算或至其售出日止之業績已包括於收益表內。

(b) **綜合帳項商譽／負值商譽**

商譽乃指收購附屬公司及聯營公司時，收購價大於其在收購日之公平價值(以資產淨值作基準)之差額，負值商譽乃指在收購日之公平價值(以資產淨值作基準)高於收購價之差額，於收購當年撥入儲備帳中。

於二零零一年四月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司或聯營公司或當商譽被決定減值時才計算在損益表內。

於二零零一年四月一日後，從收購所產生的商譽會被資本化及以其估計可使用年期以直線法攤銷。任何已辨認之減值損失會即確認為費用。

於二零零一年四月一日前從收購所產生的負值商譽，會保留在儲備內及當出售有關之附屬公司或聯營公司時會回撥並計入收益表內。

於二零零一年四月一日後，由收購所產生的負值商譽將會根據市況分析從資產中扣除並計算在損益表內。

收購聯營公司所產生的負值商譽會於聯營公司所載值扣除。收購附屬公司所引起的負值商譽會以資產扣除於資產負債表內分別呈報。

(c) **附屬公司**

附屬公司投資以成本價扣除任何確認之減值列於本公司資產負債表內。

綜合現金流動表

截至二零零四年三月三十一日止年度

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
經營業務		
除税前溢利（虧損）	24,420	(18,463)
調整以下項目：		
所佔聯營公司業績	77	(1,927)
利息收入	(9,783)	(5,999)
利息支出	22	68
折舊	4,803	4,844
已實現及未實現之證券投資淨（收益）虧損	(6,595)	1,431
出售固定資產之虧損	58	6,091
物業、廠房及設備之資產減值	–	1,218
重估物業之（盈餘）虧絀	(828)	78
營運資金變動前經營現金流動	12,174	(12,659)
存貨（增加）減少	(8,652)	14,384
應收帳款，存出按金及預繳款項減少（增加）	37,094	(2,305)
就合約工程應向客戶收取款項之減少	806	324
投資及證券增加	(47,316)	(16,562)
應付票據（減少）增加	(365)	1,509
應付款項，存入按金及應付費用減少	(713)	(23,838)
就合約工程應向客戶支付款項（減少）增加	(3,208)	78
遞延服務收入（減少）增加	(869)	536
滙兑調整	(6,323)	1,014
經營業務之現金使用	(17,372)	(37,519)
已繳付利得税	(3,646)	(1,814)
利得税退款	809	725
已付利息	(22)	(68)
經營業務之現金支出	(20,231)	(38,676)
投資業務		
已收利息	9,253	6,236
收取聯營公司之股息	–	10,386
聯營公司之還款	331	219
購入物業、廠房及設備	(6,195)	(6,595)
出售物業、廠房及設備	1,572	957
存放定期存款	(7,800)	–
出售聯營公司	6,971	–
出售附屬公司	–	1,058
來自投資業務之現金淨額	4,132	12,261
融資業務		
已付股息	(3,427)	–
向最終控股公司（還款）借款	(6,535)	4,834
（使用於）來自融資之現金淨額	(9,962)	4,834
現金及等同現金項目減少	(26,061)	(21,581)
於年初之現金及等同現金項目	148,960	170,240
滙兑調整	1,436	301
於年終之現金及等同現金項目	124,335	148,960
銀行結存及等同現金	124,486	149,033
銀行透支	(151)	(73)
	124,335	148,960

資產負債表
截至二零零四年三月三十一日結算

	附註	二零零四年 港幣千元	二零零三年 港幣千元
非流動資產			
物業、廠房及設備	11	151	189
所佔附屬公司權益	12	100,233	96,729
證券投資	14	–	17,800
		100,384	114,718
流動資產			
應收帳款、存出按金及預繳款項		494	1,797
應收最終控股公司款項		245	–
應收附屬公司款項		241,044	100,259
證券投資	14	–	72,214
銀行結存及等同現金		32,185	110,333
		273,968	284,603
流動負債			
應付款項、存入按金及應付費用		4,361	3,858
應付最終控股公司款項		–	6,290
應付附屬公司款項		40,950	59,965
		45,311	70,113
流動資產淨值		228,657	214,490
		329,041	329,208
股本及儲備			
股本	20	85,678	85,678
儲備	21	243,363	243,530
		329,041	329,208

綜合權益變動表
截至二零零四年三月三十一日止年度

	二零零四年 港幣千元	二零零三年 港幣千元
年初之總權益	364,234	384,868
重估物業盈餘	1,238	392
申算海外附屬公司財務報告所產生之兑換差額	(1,322)	1,771
未於收益表上確認之淨（虧損）收益	(84)	2,163
年度溢利（虧損）	22,863	(22,797)
已付股息	(3,427)	–
年末之總權益	383,586	364,234

綜合資產負債表

二零零四年三月三十一日結算

	附註	二零零四年 港幣千元	二零零三年 港幣千元
非流動資產			
投資物業	10	5,160	5,160
物業、廠房及設備	11	29,042	26,255
聯營公司權益	13	2,239	9,618
證券投資	14	5,000	17,800
定期存款		7,800	–
		49,241	58,833
流動資產			
存貨	15	67,069	56,946
待售物業		1,135	1,135
應收帳款、存出按金及預付款項	16	77,075	111,864
應收最終控股公司款項		245	–
就合約工程應向客戶收取的款項	17	438	1,244
可取回稅項		487	472
證券投資	14	152,769	86,058
銀行結存及等同現金		124,486	149,033
		423,704	406,752
流動負債			
應付款項、存入按金及應付費用	18	66,315	66,384
應付最終控股公司款項		–	6,290
就合約工程應向客戶支付的款項	17	1,322	4,530
應付票據		1,721	2,086
遞延服務收入		18,664	19,525
課稅準備		633	2,277
無抵押銀行透支		151	73
		88,806	101,165
流動資產淨值		334,898	305,587
總資產減流動負債		384,139	364,420
非流動負債			
遞延稅項	19	379	–
少數股東權益		174	186
		383,586	364,234
股本及儲備			
股本	20	85,678	85,678
儲備	21	297,908	278,556
		383,586	364,234

C. 簡明以往三年綜合收益表

以下是本集團以往三年截至二零零四年三月三十一日經審核之綜合業績與二零零二年及二零零三年同期比較數字概列如下：

「**綜合收益表**
截至二零零四年三月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	4	670,583	687,903
銷售成本		(597,626)	(604,595)
毛利		72,957	83,308
其他收益		8,924	10,454
經銷成本		(52,642)	(94,629)
行政開支		(3,757)	(5,863)
其他經營開支		(1,979)	(1,499)
經營溢利(虧損)		23,503	(8,229)
財務費用		(22)	(68)
所佔聯營公司業績		(77)	1,927
終止營運收益(虧損)	5	1,016	(12,093)
除稅前溢利(虧損)	6	24,420	(18,463)
稅項	7	(1,557)	(4,334)
本年度溢利(虧損)		22,863	(22,797)
股息	8	8,568	–
每股盈利(虧損)	9		
基本		13.34港仙	(13.30)港仙
攤薄		不適用	不適用

13. 營業性租賃

(a) *本集團作為承租人*

於二零零四年九月三十日，本集團及本公司有關土地及樓房不可撤銷之營業性租約而須於未來支付之最低租賃付款如下：

	於二零零四年九月三十日 港幣千元	於二零零四年三月三十一日 港幣千元
一年內	1,512	3,356
第二至第五年（包括首尾兩年）	196	—
	1,708	3,356

租約經商議達成之租期平均固定為兩年。

(b) *本集團作為出租人*

投資物業租期為兩年及本集團並無給予租戶可續約之選擇。根據與租戶訂立於下列期間之不註銷之營業性租約，本集團日後可收取之最低租金如下：

	於二零零四年九月三十日 港幣千元	於二零零四年三月三十一日 港幣千元
一年內	264	135
第二至第五年（包括首尾兩年）	161	—
	425	135

14. 比較數字

為符合本期內之表達方式，若干比較數字已重新分類列出。」

9. **應付帳款、存入按金及應付費用**

應付帳款、存入按金及應付費用包括應付貨款港幣26,116,000元(二零零四年三月三十一日:港幣28,613,000元)。

以下為應付貨款之帳齡分析:

	於二零零四年九月三十日 *港幣千元*	於二零零四年三月三十一日 *港幣千元*
0-60天	24,412	26,739
61-90天	511	—
逾90天	1,193	1,874
	26,116	28,613

10. **股本**

	每股面值港幣0.5元之普通股數目	票面值 *港幣千元*
法定股本:	240,000,000	120,000
已發行及繳足股本:	171,355,871	85,678

是期內,法定股本及已發行股本並無任何變動。

11. **儲備**

	股本溢價 *港幣千元*	資本儲備帳 *港幣千元*	資本贖回儲備帳 *港幣千元*	其他物業重估儲備帳 *港幣千元*	外匯兌換浮動儲備帳 *港幣千元*	股息儲備帳 *港幣千元*	保留溢利 *港幣千元*	合計 *港幣千元*
於二零零四年四月一日	223,434	18,231	14	2,764	1,036	5,141	47,288	297,908
二零零四年已派末期股息	–	–	–	–	–	(5,141)	–	(5,141)
申算海外附屬公司財務報告所產生之兌換轉變	–	–	–	–	(860)	–	–	(860)
期內溢利	–	–	–	–	–	–	2,502	2,502
股息	–	–	–	–	–	1,714	(1,714)	–
於二零零四年九月三十日	223,434	18,231	14	2,764	176	1,714	48,076	294,409

12. **或然負債**

於二零零四年九月三十日,本公司有關之或然負債:

(i) 為附屬公司之銀行信貸作出之擔保,共港幣3,064,000元(二零零四年三月三十一日:港幣3,102,000元);及

(ii) 為若干附屬公司履約作出擔保共港幣4,694,000元(二零零四年三月三十一日:港幣2,053,000元)。

4. **稅項**

	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
現時稅項		
本公司及其附屬公司		
香港	600	665
海外	191	34
遞延稅項		
本期間	34	64
稅率改變	—	5
	825	768

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率17.5%（二零零三年：17.5%）計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

5. **中期股息**

	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
中期股息		
每股港幣1仙予171,355,871股（二零零三年：每股港幣2仙予171,355,871股）	1,714	3,427

6. **每股盈利**

每股盈利之計算乃根據期內溢利港幣2,502,000元（二零零三年：港幣8,401,000元）及普通股加權平均股數171,355,871（二零零三年：171,355,871）股計算。

由於本公司於截至二零零四年九月三十日及二零零三年九月三十日期間內均無攤薄潛在普通股，故並未有列出每股攤薄盈利。

7. **物業、廠房及設備**

截至二零零四年九月三十日止六個月，本集團收購及出售物業、廠房及設備分別為港幣2,392,000元及港幣2,503,000元。

8. **應收帳款、存出按金及預付款項**

應收帳款、存出按金及預付款項包括應收貨款港幣59,213,000元（二零零四年三月三十一日：港幣56,650,000元）。

以下為應收貨款之帳齡分析：

	於二零零四年九月三十日	於二零零四年三月三十一日
	港幣千元	*港幣千元*
0 － 60天	56,079	50,455
61 －90天	1,732	3,298
逾90天	1,402	2,897
	59,213	56,650

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易客戶之平均信貸期為60 天。

2. 分類資料 *(續)*

(a) ***以業務區劃*** *(續)*

截至二零零三年九月三十日止六個月

	持續營運				終止營運		
	電腦及商業機器 *港幣千元*	網絡技術電訊系統 *港幣千元*	技術及保養服務 *港幣千元*	證券投資及其他 *港幣千元*	一般商品貿易 *港幣千元*	電訊服務及零售 *港幣千元*	總數 *港幣千元*
營業額							
總營業額	200,243	68,298	22,431	78,261	11	906	370,150
內部分類收入	(21,872)	(3,665)	(2,835)	–	(1)	(30)	(28,403)
外貿銷售	178,371	64,633	19,596	78,261	10	876	341,747
業績							
分類業績	4,144	(1,788)	1,143	4,832	–	–	8,331
利息收入							713
未分配公司費用							(210)
經營溢利							8,834
財務費用							(7)
所佔聯營公司業績	(235)	–	–	–	–	–	(235)
終止營運之收益	–	–	–	–	86	491	577
除稅前溢利							9,169
稅項							(768)
期內溢利							8,401

*附註：*內部分類收入之作價乃根據管理層參考市場價格作出決定。

(b) ***以地區區劃***

	營業額 截至九月三十日止六個月 二零零四年 *港幣千元*	二零零三年 *港幣千元*
香港	268,850	271,077
內地	12,816	7,537
泰國	35,990	59,069
其他	2,211	4,064
	319,867	341,747

3. **經營溢利**

	截至九月三十日止六個月 二零零四年 *港幣千元*	二零零三年 *港幣千元*
經營溢利已扣除下列各項目：		
售出存貨之成本	216,817	180,811
物業、廠房及設備折舊	2,139	2,323
營業性租賃之樓宇租用支出	4,035	6,053
包括董事酬金之員工開支	38,109	41,934

簡明財務報告附註

截至二零零四年九月三十日止六個月

1. **主要會計政策**

此中期簡明財務報表乃根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」之規定編製。

此中期簡明財務報表所採納之會計政策乃與本集團截至二零零四年三月三十一日止已審核之財務報表中所載之主要會計政策相符。

2. **分類資料**

本集團按業務區劃之營業額及經營溢利／(虧損)及按地區區劃之營業額分析如下：

(a) ***以業務區劃***

截至二零零四年九月三十日止六個月

	電腦及商業機器	網絡技術電訊系統	技術及保養服務	證券投資及其他	總數
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額					
總營業額	231,174	48,598	34,020	25,184	338,976
內部分類收入	(10,986)	(1,343)	(6,780)	–	(19,109)
外貿銷售	220,188	47,255	27,240	25,184	319,867
業績					
分類業績	2,198	788	717	1,328	5,031
利息收入					543
未分配公司費用					(2,223)
經營溢利					3,351
財務費用					–
所佔聯營公司業績	(24)	–	–	–	(24)
除稅前溢利					3,327
稅項					(825)
期內溢利					2,502

簡明綜合權益變動表
截至二零零四年九月三十日止六個月

	未經審核	
	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
於四月一日之總權益	383,586	364,234
申算海外附屬公司財務報告所產生之兑換差額	(860)	(2,099)
期內溢利	2,502	8,401
已付股息	(5,141)	–
於九月三十日之總權益	380,087	370,536

簡明綜合現金流動表
截至二零零四年九月三十日止六個月

	未經審核	
	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
(使用於)來自經營業務之現金淨額	(28,023)	23,432
來自投資業務之現金淨額	4,253	7,627
使用於融資業務之現金淨額	(7,024)	(3,972)
現金及等同現金之(減少)增加	(30,794)	27,087
期初之現金及等同現金項目	124,335	148,960
匯兑調整	(593)	1,061
期末之現金及等同現金項目	92,948	177,108
現金及等同現金結餘之分析		
銀行結存及等同現金	93,185	177,108
銀行透支	(237)	–
	92,948	177,108

簡明綜合資產負債表

二零零四年九月三十日結算

	附註	未經審核 二零零四年 九月三十日 港幣千元	經審核 二零零四年 三月三十一日 港幣千元
非流動資產			
投資物業		5,160	5,160
物業、廠房及設備	7	27,575	29,042
聯營公司權益		2,198	2,239
證券投資		5,000	5,000
定期存款		7,800	7,800
		47,733	49,241
流動資產			
存貨		65,941	67,069
待售物業		1,135	1,135
應收帳款、存出按金及預付款項	8	81,050	77,075
應收最終控股公司款項		2,128	245
就合約工程應向客戶收取的款項		1,168	438
可取回稅項		827	487
證券投資		176,432	152,769
銀行結存及等同現金		93,185	124,486
		421,866	423,704
流動負債			
應付帳款、存入按金及應付費用	9	64,459	66,315
就合約工程應向客戶支付的款項		2,378	1,322
應付票據		1,055	1,721
遞延服務收入		19,764	18,664
課稅準備		1,041	633
無抵押銀行透支		237	151
		88,934	88,806
流動資產淨值		332,932	334,898
總資產減流動負債		380,665	384,139
非流動負債			
遞延稅項		413	379
少數股東權益		165	174
		380,087	383,586
股本及儲備			
股本	10	85,678	85,678
儲備	11	294,409	297,908
		380,087	383,586

B. 截至二零零四年九月三十日止六個月未經審核之綜合業績

以下是參照本集團的未經審核的二零零四／零五年度中期業績財務報告第一至第十頁。

「**簡明綜合收益表**

截至二零零四年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零四年 港幣千元	 二零零三年 港幣千元
營業額	2	319,867	341,747
銷售成本		(286,482)	(312,851)
毛利		33,385	28,896
其他經營收入		609	5,852
經銷成本		(24,098)	(24,244)
行政支出		(2,373)	(2,062)
其他經營淨支出		(4,172)	392
經營溢利	3	3,351	8,834
財務費用		–	(7)
所佔聯營公司業績		(24)	(235)
終止營運之收益		–	577
除税前溢利		3,327	9,169
税項	4	(825)	(768)
期內溢利		2,502	8,401
中期股息	5	1,714	3,427
每股盈利	6		
基本		1.46港仙	4.90港仙
攤薄		不適用	不適用
每股中期股息		1港仙	2港仙

A. 簡明以往三年綜合收益表

以下是本集團以往三年截至二零零四年三月三十一日摘錄自本公司相關年報，經審核之綜合收益表、資產及負債概要：

收益

	二零零四年 *港幣千元*	二零零三年 *港幣千元*	二零零二年 *港幣千元*
營業額	670,583	687,903	775,364
銷售成本	(597,626)	(604,595)	(636,995)
毛利	72,957	83,308	138,369
其他收益	8,924	10,454	9,907
經銷成本	(52,642)	(94,629)	(146,180)
行政開支	(3,757)	(5,863)	(7,713)
其他經營開支	(1,979)	(1,499)	(3,813)
經營溢利(虧損)	23,503	(8,229)	(9,430)
財務費用	(22)	(68)	(228)
所佔聯營公司業績	(77)	1,927	5,135
終止營運收益(虧損)	1,016	(12,093)	260
除税前溢利(虧損)	24,420	(18,463)	(4,263)
税項	(1,557)	(4,334)	(5,166)
本年度溢利(虧損)	22,863	(22,797)	(9,429)
股息	8,568	–	8,568
每股盈利(虧損)			
基本	13.34港仙	(13.30)港仙	(5.50)港仙
攤薄	不適用	不適用	不適用

資產及負債

	三月三十一日		
	二零零四年 *港幣千元*	二零零三年 *港幣千元*	二零零二年 *港幣千元*
總資產	472,945	465,585	500,991
總負債	89,185	101,165	115,939
少數股東權益	174	186	184
股東資金	383,586	364,234	384,868

17. **營業性租賃** *(續)*

(b) Pacific Coffee集團根據不可撤銷之機器租賃而可於未來收取之最低租賃金額如下：

	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	*千美元*	*千美元*
一年內	32	30	11
二至五年	24	14	4
	56	44	15

機器租期平均為兩年。

18. **或然負債**

於二零零五年三月三十一日，Pacific Coffee集團之或然負債為128,000美元。該金額為該集團被訴稱違反批發食品供應合同而索償之部份。根據Pacific Coffee董事之意見，因原告人能成功追討機會不大，故並沒有在財務資料中撥備。

B. 退休福利計劃

Pacific Coffee集團為香港及新加坡僱員設立退休福利計劃，分別是強制性公積金計劃(簡稱「強積金計劃」)及Central Provident Fund(簡稱「CPF」)。計劃中的資產與Pacific Coffee集團之資產分開持有，並由信託公司保管。

截至二零零三年、二零零四年及二零零五年三月三十一日止的三個年度，Pacific Coffee集團已支付及待支付的總支出計入會計期內損益表分別為189,000美元，177,000美元及210,000美元。於二零零三年三月三十一日，二零零四年三月三十一日及二零零五年三月三十一日，尚未支付該等計劃的供款分別為18,000美元，15,000美元及23,000美元。

C. 結算日後事項

於二零零五年三月三十一日結算日後，但在完成收購前，派發給股東中期股息每股16.88美元，總計為6,758,000美元。

D. 結算日後財務報表

並無就二零零五年三月三十一日後任何期間編撰Pacific Coffee或其附屬公司的經審核財務報表。

此致

香港
九龍灣
宏開道8號
其士商業中心22樓
其士科技控股有限公司
列位董事 台照

德勤 • 關黃陳方會計師行
香港執業會計師
謹啟

二零零五年六月三十日

15. 股本溢價

	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
四月一日	6,323	5,316	4,539
股票回購	(7)	–	–
股息	(1,000)	(777)	(602)
三月三十一日	5,316	4,539	3,937

16. 保留溢利(累積虧損)

	PACIFIC COFFEE集團		
	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
四月一日	2,562	3,133	4,338
年內利潤	571	1,205	2,694
三月三十一日	3,133	4,338	7,032

	PACIFIC COFFEE		
	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
四月一日	(142)	(147)	(166)
年內虧損	(5)	(19)	(49)
三月三十一日	(147)	(166)	(215)

17. 營業性租賃

(a) 於資產負債表日，Pacific Coffee集團根據不可撤銷之營業租賃而須於未來支付之最低物業租賃額如下：

	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
一年內	3,948	4,140	4,526
二至五年	3,984	4,192	5,586
五年後	–	379	–
	7,932	8,711	10,112

租約之商討為期兩至三年及租金之訂定平均期限為兩年。

13. 遞延税項

以下為Pacific Coffee集團確認之主要遞延税項負債以及有關期間之變動如下。

	加速税項折舊	税項虧損	合計
	千美元	千美元	千美元
二零零二年四月一日	134	–	134
於收益表內扣除	47	–	47
二零零三年三月三十一日	181	–	181
於收益表內扣除	(85)	–	(85)
二零零四年三月三十一日	96	–	96
於收益表內扣除(計入)	11	(27)	(16)
二零零五年三月三十一日	107	(27)	80

在資產負債表日，Pacific Coffee集團未徵用之税項虧損及暫時差異可用作抵銷將來之利潤的資本補貼，並未確認計入資產負債如下：

	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
資本補貼	876	932	1,021
税項虧損	746	695	695
	1,622	1,627	1,716

由於難以預測將來利潤能否用作扣減暫時差異或抵銷未徵用之税項，因此沒有確認遞延税項資產。未徵用之税項虧損可無限期結轉。

14. 股本

	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
法定：			
500,000股每股面值0.1美元的普通股	50	50	50
已發行及繳足：			
400,337股每股面值0.1美元的普通股	40	40	40

由有關期間開始時，Pacific Coffee已發行股票由原先40,071美元分拆為400,710股每股0.1美元。根據二零零三年一月十四日通過的特別決議，回購370股普通股，以每股20美元現金(溢價19.9美元)將40,071美元股票減至40,034美元。

除上述外，過去三年，即二零零三年三月三十一日，二零零四年三月三十一日及二零零五年三月三十一日，法定、已發行及繳足股票沒有變動。

8. 附屬公司投資

	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
無牌價股份－成本	1,123	1,123	1,123

9. 存貨

作為銷售的所有存貨均按成本值列賬。

10. 應收款項及其他款項

款項中包括二零零三年三月三十一日、二零零四年三月三十一日及二零零五年三月三十一日的應收貿易款項分別為：美元202,309，美元91,599及美元108,207。於結算日應收貿易款項的賬齡分析如下：

	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
0-30天	202	85	102
31-60天	－	6	5
逾60天	－	1	1
	202	92	108

The Pacific Coffee 集團的信貸政策定為給予貿易客戶之平均信貸期為30至60天。

11. 應收附屬公司款項

	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
有抵押 *(附註 (b))*	－	1,679	1,961
無抵押	2,096	15	－
	2,096	1,694	1,961

附註：

(a) 應收附屬公司款項為免息及無設定還款期。

(b) 所有附屬公司的資產以作款項的抵押。

12. 應付款項

應付款項的賬齡分析如下：

	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
0-30天	572	630	767
31-60天	1	－	11
逾60天	19	6	122
	592	636	900

5. **稅項** *(續)*

附註：

(a) 二零零三年三月三十一日、二零零四年三月三十一日及二零零五年三月三十一日年度香港利得稅乃按年內之估計應課稅溢利分別以16%，17.5%，17.5%計算。

由於附屬公司在其他管轄範圍在有關期間所經營的業務承受虧損，因此並無於該等期間的財務資料作出海外收入稅。

(b) 在二零零四年三月三十一日年度期間，香港政府將香港利得稅率自二零零三／零四應課稅年度起由16%增加至17.5%。

6. **股息**

	截至三月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
中期股息			
二零零四年每股普通股股息為美元0.6928			
及二零零五年每股普通股股息為美元1.5048	–	277	602
特別股息			
二零零三年每股普通股股息為美元2.4979			
及二零零四年每股普通股股息為美元1.2489	1,000	500	–
	1,000	777	602

7. **物業、廠房及設備**

	PACIFIC COFFEE集團			
		機器及設備		
	傢俬及裝置	自用	租賃	合計
	千美元	千美元	千美元	千美元
成本值				
二零零二年四月一日	5,096	1,922	212	7,230
添置	1,430	445	12	1,887
出售	(497)	(101)	(143)	(741)
二零零三年三月三十一日	6,029	2,266	81	8,376
添置	717	226	12	955
出售	(60)	(93)	(11)	(164)
二零零四年三月三十一日	6,686	2,399	82	9,167
添置	1,210	340	1	1,551
出售	(594)	(455)	(54)	(1,103)
二零零五年三月三十一日	7,302	2,284	29	9,615
累積折舊				
二零零二年四月一日	2,116	887	177	3,180
年度折舊	1,017	391	31	1,439
售出撥回	(246)	(66)	(143)	(455)
二零零三年三月三十一日	2,887	1,212	65	4,164
年度折舊	1,136	395	9	1,540
售出撥回	(17)	(57)	(11)	(85)
二零零四年三月三十一日	4,006	1,550	63	5,619
年度折舊	1,098	357	9	1,464
售出撥回	(550)	(431)	(56)	(1,037)
二零零五年三月三十一日	4,554	1,476	16	6,046
賬面淨值				
二零零三年三月三十一日	3,142	1,054	16	4,212
二零零四年三月三十一日	2,680	849	19	3,548
二零零五年三月三十一日	2,748	808	13	3,569

4. **除稅前溢利**

	截至三月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千美元	*千美元*	*千美元*
除稅前溢利已扣除下列項目支出：			
核數師酬金	10	11	20
折舊	1,439	1,540	1,464
董事酬金			
－袍金	－	－	－
－退休福利計劃供款	4	4	4
－其他酬金	491	447	488
員工開支	3,860	3,771	4,436
	4,355	4,222	4,928
營業性租賃之樓宇租用支出	3,991	4,539	5,196
出售物業、廠房及設備之虧損	260	74	66
財務支出			
－銀行透支利息	1	－	－
－銀行費用	16	17	25
	17	17	25
並包括下列項目收入：			
銀行及其他利息收入	39	15	24
租賃總收益	78	48	44
保養服務收入	77	89	102
推廣服務收入	216	175	388

5. **稅項**

	截至三月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千美元	*千美元*	*千美元*
稅項包括			
香港利得稅 *(附註(a))*	178	400	633
遞延稅 *(附註13)*	47	(85)	(16)
	225	315	617

有關期間內的稅項與收益表所列溢利的對賬如下：

	截至三月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千美元	*千美元*	*千美元*
除稅前溢利	796	1,520	3,311
按香港利得稅率計算之稅項 (16%，17.5%及17.5%)	127	266	579
不可扣除開支的稅務影響	7	9	13
毋須課稅收入的稅務影響	(1)	(1)	(1)
使用以前未予確認稅務虧損的稅項影響	(3)	(9)	－
未確認稅項虧損之稅務影響	64	－	－
因稅率改變而對遞延稅項期初結餘造成的影響 *(附註(b))*	－	17	－
於其他司法權益經營之附屬公司不同稅率之影響	－	(4)	(2)
其他	31	37	28
年內稅項支出	225	315	617

1. **主要會計政策** *(續)*

(h) **退休福利支出**

支付界定供款退休福利計劃乃於產生時列作支出。

(i) **外幣換算**

Pacific Coffee財務記錄以美元記帳，其附屬公司在當地經營會以當地貨幣作記帳。美元或適當報表幣值以外之交易是按交易當日之滙率兌換。資產負債結算日之外幣資產及負債概按結算日滙率申算。所有外換算盈虧均於收益帳內結算。

綜給報告時，Pacific Coffee集團的附屬公司之資產負債乃按資產負債結算日滙率申算。收益及費用項目則以本年度平均滙率結算。如有任何滙兑差額產生，則視為權益而列入滙兑儲備內。此滙兑差額會於出售該業務時會列為當期之收益或費用處理。

(j) **遞延税項**

遞延税項為就財務資料資產及負債賬面值與計算應課税溢利相應税基的差額而應付或可收回的税項，並以資產負債表負債法入賬。遞延税項債務通常會就所有應課税暫時差額確認，而遞延税項資產在可能出現可利用暫時差額扣減應課税溢利時確認。倘若暫時差額因交易為首次確認之其他資產及負債而不影響税務利潤或會計利潤時，則不會確認該等資產及負債。

遞延税項負債乃就於附屬公司投資而產生之應課税暫時差額予以確認，除非Pacific Coffee集團能夠控制暫時差額之撥回，以及暫時差額應該不會於可見未來撥回。

遞延税項乃按預期於負債清償或資產變現的期間適用的税率計算。遞延税項於收益表中扣除或入賬，惟倘遞延税項關乎直接在股本權益中扣除或入賬的項目，則亦會於股本權益中處理。

香港會計師公會在二零零四年制定了新或修訂香港會計準則及香港財務報告準則(簡稱「新HKFRS」)。會計年度如在二零零五年一月一日或之後開始，需要引用新或修訂準則。

Pacific Coffee集團已考慮新HKFRS所帶來潛在的影響，直至現在仍未於決定新HKFRS會對集團經營狀況及財務狀況所帶來影響。新HKFRS可能會不久將來會有所變化而影響集團的經營狀況及財務狀況。

2. **分類資料**

超過百份之90的Pacific Coffee集團業務是在香港設立及經營，Pacific Coffee集團主要業務是經營咖啡店。據此，沒有業務分類及地區分類資料程列。

3. **營業額**

營業額指於已向客戶開具發票的銷售。

財務資料附註

1. 主要會計政策

財務資料乃採用歷史成本法及按香港普遍採納的會計準則而編撰。財務資料所採用的主要會計政策如下：

(a) 綜合基準

Pacific Coffee集團綜合財務資料已計入Pacific Coffee及其附屬公司截至各年度三月三十一日止的財務資料。

(b) 附屬公司

對附屬公司的投資以成本扣除任何經識別減值虧損列於賬內。

(c) 物業、廠房及設備

物業、廠房及設備以成本減任何累計折舊及減值虧損列於賬內。

物業、廠房及設備乃根據其估計使用年期及估計剩餘價值以直線法計算折舊撥備，而所用的年率如下：

傢俬及裝置	10%－60%
機器及設備	16.67%－85.71%

因出售或棄用資產而產生的損益乃按出售所得款項與資產賬面值的差額計算，並於收益表內確認。

(d) 減值

貴集團會於每年結算日檢討其資產賬面值，以確定該等資產有否出現減值虧損。倘估計資產的可收回數額降至低於其賬面值，則該資產的賬面值將調減至可收回數額的水平，並即時將減值虧損列作開支。

倘減值虧損其後逆轉，則有關資產的賬面值將回升至重新估計的可收回數額，而所增加的賬面值不得超過假設該資產於過往年度並無確認減值虧損而釐定的賬面值。減值虧損的逆轉將即時列作收入。

(e) 存貨

存貨乃按成本及可變現淨值兩者中較低者入賬。成本以先入先出法計算。

(f) 收益確認

銷貨收入於交付貨物及轉移擁有權時確認入賬。

提供服務之收益乃於提供服務完畢時入賬。

利息收入乃以時間為基準，按未收回本金額及適用的利率計算入賬。

(g) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。租賃資產之租賃收益，乃以個別租賃期以直線法列作收益表內。

PACIFIC COFFEE集團綜合現金流動表

	截至三月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千美元	*千美元*	*千美元*
經營業務			
除稅前溢利	796	1,520	3,311
調整：			
折舊	1,439	1,540	1,464
出售物業、廠房及設備的虧損	260	74	66
銀行透支利息	1	–	–
利息收入	(39)	(15)	(24)
營運資金變動前的經營現金流量	2,457	3,119	4,817
存貨減少(增加)	375	42	(74)
應收貨款及其他款項(增加)減少	(120)	121	(6)
按金及預支款項增加	(210)	(187)	(326)
應付貿易款項(減少)增加	(182)	44	264
其他款項，應付費用及存入按金增加(減少)	35	(26)	(46)
來自經營業務之現金	2,355	3,113	4,629
已付利息	(1)	–	–
已收利息	39	15	24
已繳付利得稅	(114)	(238)	(442)
來自經營業務之現金淨額	2,279	2,890	4,211
投資業務			
出售物業、廠房及設備	26	5	–
購買物業、廠房及設備	(1,887)	(955)	(1,551)
使用於投資業務之現金淨額	(1,861)	(950)	(1,551)
融資業務			
已付股息	–	(1,777)	(602)
回購股票	(7)	–	–
使用於融資業務之現金淨額	(7)	(1,777)	(602)
現金及等同現金增加	411	163	2,058
於年初之現金及等同現金	3,956	4,367	4,530
於年終現金及等同現金	4,367	4,530	6,588
結存分析：			
銀行結存及現金	4,367	4,530	6,588

PACIFIC COFFEE資產負債表

	附註	三月三十一日 二零零三年 千美元	 二零零四年 千美元	 二零零五年 千美元
非流動資產				
附屬公司投資	8	1,123	1,123	1,123
流動資產				
應收附屬公司款項	11	2,096	1,694	1,961
其他應收款項		23	24	24
預支款項		61	56	49
銀行存款及現金		2,950	2,186	1,343
		5,130	3,960	3,377
流動負債				
應付附屬公司款項		–	609	685
應付費用		44	61	53
應付股息		1,000	–	–
		1,044	670	738
流動資產淨值		4,086	3,290	2,639
淨資產		5,209	4,413	3,762
股本	14	40	40	40
股本溢價	15	5,316	4,539	3,937
累積虧損	16	(147)	(166)	(215)
股本及儲備		5,209	4,413	3,762

PACIFIC COFFEE集團綜合權益變動表

	截至三月三十一日止年度 二零零三年 千美元	 二零零四年 千美元	 二零零五年 千美元
於四月一日總權益	8,925	8,489	8,917
股票回購	(7)	–	–
年內溢利	571	1,205	2,694
股息	(1,000)	(777)	(602)
於三月三十一日總權益	8,489	8,917	11,009

PACIFIC COFFEE集團綜合資產負債表

	附註	三月三十一日 二零零三年 千美元	 二零零四年 千美元	 二零零五年 千美元
非流動資產				
物業、廠房及設備	7	4,212	3,548	3,569
流動資產				
存貨	9	523	481	555
應收款項及其他款項	10	263	142	148
按金及預付款項		1,710	1,897	2,223
銀行結存及現金		4,367	4,530	6,588
		6,863	7,050	9,514
流動負債				
應付款項	12	592	636	900
其他款項，應付費用及存入按金		769	743	697
應付股息		1,000	–	–
課稅準備		44	206	397
		2,405	1,585	1,994
流動資產淨值		4,458	5,465	7,520
總資產減流動負債		8,670	9,013	11,089
非流動負債				
遞延税項	13	181	96	80
淨資產		8,489	8,917	11,009
股本	14	40	40	40
股本溢價	15	5,316	4,539	3,937
保留溢利	16	3,133	4,338	7,032
股本及儲備		8,489	8,917	11,009

吾等已根據香港會計師公會(「會計師公會」)頒佈的核數指引「售股章程及申報會計師」的規定審閱Pacific Coffee集團於有關期間的經審核財務報表。

為編撰吾等的報告並刊載於通函內的財務資料是以美元作為單位，乃根據Pacific Coffee集團之經審核有關期間的財務報表，並已作出吾等認為恰當之調整。

Pacific Coffee董事有責任核準Pacific Coffee集團財務報表。董事須對本報告刊載於通函內的內容負責。吾等的責任為根據Pacific Coffee集團財務報表編撰本報告所載的財務資料，就該等資料發表意見，並向閣下呈報。

吾等認為財務資料就本報告而言，可真實及公平反映Pacific Coffee集團及Pacific Coffee於二零零三年、二零零四年及二零零五年三月三十一日結算時財務狀況及截至該日止年度Pacific Coffee集團之溢利及現金流動情況。

A. 財務資料

PACIFIC COFFEE集團綜合收益表

		截止三月三十一日止年度		
		二零零三年	二零零四年	二零零五年
	附註	*千美元*	*千美元*	*千美元*
營業額	3	17,115	18,618	22,991
銷售成本		(4,748)	(4,856)	(5,992)
毛利		12,367	13,762	16,999
其他經營收入		454	343	565
其他經營開支		(10,283)	(10,919)	(12,531)
行政開支		(1,725)	(1,649)	(1,697)
經營溢利		813	1,537	3,336
融資費用		(17)	(17)	(25)
除稅前溢利	4	796	1,520	3,311
稅項	5	(225)	(315)	(617)
除稅後溢利		571	1,205	2,694
股息	6	1,000	777	602

為編撰本通函，以下為執業會計師德勤•關黃陳方會計師行所編撰之會計師報告而作出的報告全文。



德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

敬啟者：

以下財務資料A至D部為吾等就Pacific Coffee (Holdings) Limited (「Pacific Coffee」) 及其下的附屬公司 (以下統稱「Pacific Coffee集團」) 分別截至二零零三年三月三十一日、二零零四年三月三十一日及二零零五年三月三十一日 (「有關期間」) 三年的財務資料而編撰的報告，以載入其士科技控股有限公司 (「本公司」) 有關收購Pacific Coffee全部已發行股份 (「收購」) 於二零零五年六月三十日刊發的通函 (「通函」)。

Pacific Coffee於一九九五年七月二十五日在英屬處女群島註冊成立的有限公司，主要從事投資控股業務。於本報告日期，Pacific Coffee持有以下附屬公司100%普通股直接權益：

附屬公司名稱	成立地點	成立日期	已發行及繳足股本	主要業務
Pacific Coffee Company Limited	香港	一九九二年七月二十一日	77,355港元	咖啡產品貿易、經營咖啡店、保養服務
PCC Investment Limited	香港	二零零一年三月十六日	2港元	經營咖啡店
PCC Investment (II) Limited	香港	二零零三年十二月十日	2港元	經營咖啡店
Pacific Coffee Company (S) Pte Ltd	新加坡	一九九九年四月二十日	100,000新加坡元	咖啡產品，書刊貿易，經營咖啡店
Pacific Coffee Company (Australia) Pty Limited	澳洲	一九九九年十一月二十六日	1澳元	投資控股

Pacific Coffee集團以往三年截至二零零三、二零零四及二零零五年三月三十一日止年度的財務報告是按香港普遍採納之會計準則編制，並經由潘展聰會計師行有限公司所審核。

參照載於附錄二－「本集團財務資料」內的本集團綜合資產負債表，本集團於二零零四年九月三十日未經審核有形資產淨值約為港幣380,100,000元。載於附錄三－「經擴大後集團財務資料」，完成收購後經擴大後集團未經審核備考有形資產淨值約為港幣261,000,000元。跌幅主要歸因收購後所產生約為港幣119,100,000元之商譽。

經擴大後集團之銀行借貸有所增加，主要是籌借港幣60,000,000元銀行借貸作為部份收購融資。

截止二零零四年三月三十一日止年度，本集團錄得經審核綜合除稅後利潤約港幣22,900,000元。截止二零零五年三月三十一日止年度，Pacific Coffee錄得經審核綜合除稅後利潤約港幣21,000,000元。假若Pacific Coffee能保持盈利業績記錄趨勢，該收購將會擴大本集團未來盈利基礎。

收購背景及原因

董事會於二零零五年一月獲賣方之財務顧問接洽商討關於Pacific Coffee的投資機會。經過就Pacific Coffee業務作出財務及法律的盡職審查後，本集團與賣方展開就收購Pacific Coffee全部已發行股份之商議。於二零零五年四月六日協議訂約方達成協議。

本集團業務近年不斷下降，並於營業額上反映。董事會認為是項收購不單使本集團能抓緊在香港、中國及鄰近地區增長迅速及有盈利前景的特色咖啡業務機會，更能使本集團之業務多元化及擴闊其收入來源。

董事會認為該收購之條款（包括代價）均屬公平及合理，並對本公司及其股東有利。

上市規則含意

根據上市規則，該收購構成本公司主要交易，並需要本公司在股東大會上獲得股東批准。根據上市規則第14.44條，若持有其士控股證券面值50%以上、有權在股東大會出席投票批准該項交易的一名股東給予股東書面批准，則無需召開股東大會。本公司已收到其士國際有關該收購的書面批准。於最後實際可行日期，其士國際持有本公司約50.77%已發行股本。其士國際及其聯繫人在該收購擁有的權益除為股東外，並沒有股東需在本公司的股東大會批准該項收購時放棄表決權利。就董事會及其士國際董事會所知、所信，並經所有合理查詢後，賣方、有關人士及保證人或彼等聯繫人並無持有本公司或其士國際之權益。因此，根據上市規則第14.44條，本公司無需召開股東大會讓股東批准該項收購。

一般事項

務請　閣下詳閱載於本通函附錄之其他資料。

此致

列位股東　台照

承董事會命
Chevalier iTech Holdings Limited
其士科技控股有限公司
主席
周亦卿
謹啟

二零零五年六月三十日

期不遲於二零零五年十一月三十日）發放予保證人。託管款項之餘額將於(i)二零零六年七月三十一日及(ii)刊發二零零五年四月一日至二零零六年三月三十一日Pacific Coffee及其附屬公司之經審核財務報告日期（如該限期為非營業日，則順延至下一個營業日）（以較早日期為準）發放予保證人。根據託管協議，透過託管代理將託管款項發放予保證人後，其士科技將會完成其繳款責任。於最後實際可行日期，本公司確認託管款項仍未發放予賣方。

根據協議，由保證人提供保證條款的賠償不多於託管款項。其士科技須於(i)二零零六年七月三十一日及(ii)刊發Pacific Coffee截至二零零六年三月三十一日止年度經審核財務報告日期（如該限期為非營業日，則順延至下一個營業日）（以較早日期為準）向保證人提交申索賠償通知書，否則保證人根據保證條款免除任何賠償責任。

完成

協議於二零零五年五月二十日完成。

其他資料

本公司為一間投資控股公司，並透過其附屬公司，主要從事貿易及銷售電腦及商業機器、供應網絡系統及方案服務、提供技術及維修服務及證券投資業務。

在完成前，Pacific Coffee部份主要僱員的僱員合約加入需要六個月終止僱員合約通知的新條款。董事會相信該條款緩和Pacific Coffee在控制權改變後的運作上可能產生的影響。若主要僱員請辭，本公司有足夠時間聘請適合及有才幹的僱員以填補空缺。

Pacific Coffee集團之管理層討論

於二零零五年三月三十一日Pacific Coffee集團資本結構包括股東權益為美元11,009,000（約港幣85,870,000元）。於二零零四年三月三十一日，股東權益為美元8,917,000（約港幣69,553,000元）。於二零零三年三月三十一日，股東權益為美元8,489,000（約港幣66,214,000元）。Pacific Coffee集團營運資金來自股東資金及內部現金。

截至二零零五年三月三十一日止年度，Pacific Coffee集團營業額與二零零四年三月三十一日年度相比增長23.5%，達美元22,991,000（約港幣179,330,000元）；而截至二零零四年三月三十一日止年度，營業額與二零零三年三月三十一日止年度比較增長8.8%，達美元18,618,000（約港幣145,220,000元）。二零零五年毛利增幅為23.5%，達美元16,999,000（約港幣132,592,000元）；而二零零四年毛利增長11.3%，達美元13,762,000（約港幣107,344,000元）。與二零零四年三月三十一日止年度比較，二零零五年度除稅前利潤增加117.8%至美元3,311,000（約港幣25,826,000元），而除稅後利潤增加123.6%至美元2,694,000（約港幣21,013,000元）。與二零零三年三月三十一日止年度比較，二零零四年度除稅前利潤增加91.0%至美元1,520,000（約港幣11,856,000元），而除稅後利潤增加110.0%至美元1,205,000（約港幣9,399,000元）。通過成功的業務策略以爭取市場佔有率及成本控制，因此令營業額及毛利有所增長。

在最後實際可行日期，Pacific Coffee集團僱用員工約240人。截至二零零五年三月三十一日止年度，員工開支為美元4,928,000（約港幣38,438,000元）。

截至二零零五年三月三十一日止年度，Pacific Coffee集團從業務上產生現金流量為美元4,629,000（約港幣36,106,000元）。於二零零五年三月三十一日，Pacific Coffee集團並無任何借貸。

Pacific Coffee集團的銷售收入以港幣為主；而部份物料採購由海外供應商提供，並以美元為主要交易。過去三個年度二零零三年、二零零四年及二零零五年期間美元貨幣相對地平穩。

收購對財務之影響

完成收購後，Pacific Coffee已成為本公司間接全資擁有附屬公司。其業績會綜合在本集團賬目內。

買方：　　　　　　其士科技，為本公司的全資附屬公司

擔保人：　　　　　本公司，根據該協議為其士科技作履約擔保

收購資產

Pacific Coffee 400,337股普通股股份，為Pacific Coffee全部已發行股本。

Pacific Coffee於一九九三年成立首間咖啡店，Pacific Coffee現時在香港經營39間咖啡店及在新加坡經營6間咖啡店。Pacific Coffee出售高品質，優質的烘焙咖啡、特色咖啡及冷凍飲品、烘烤食品、酥皮糕點及與咖啡有關之器具及配件。除經營零售店舖外，Pacific Coffee亦售賣品牌產品予銷售客戶及供應咖啡予公司顧客，包括酒店、酒樓、會所及大型機構。此外，Pacific Coffee集團亦於香港、澳門、中國及新加坡從事選購咖啡豆銷售業務。

截至二零零三年三月三十一日，Pacific Coffee錄得稅前及稅後的經審核綜合利潤分別約為港幣6,200,000元及港幣4,400,000元。截至二零零四年三月三十一日，Pacific Coffee錄得稅前及稅後的經審核綜合利潤分別約為港幣11,900,000元及港幣9,400,000元。截至二零零五年三月三十一日，Pacific Coffee稅前及稅後的經審核綜合利潤分別約為港幣25,800,000元及港幣21,000,000元。Pacific Coffee於二零零三年、二零零四年及二零零五年的EBITDA分別約為港幣17,400,000元、港幣23,900,000元及港幣37,200,000元。

於二零零五年三月三十一日，Pacific Coffee的經審核綜合資產淨值約為港幣85,900,000元。

代價

該收購之代價為現金港幣205,000,000元，並經其士科技及賣方公平磋商而釐定。此代價約為Pacific Coffee在二零零五年年度經審核綜合淨利潤的9.8倍及Pacific Coffee在二零零五年年度EBITDA的5.5倍。董事會認為該收購的代價乃屬合理，主要已考慮Pacific Coffee在過去數年的增長率及在香港、東南亞地區及中國市場對特色咖啡之潛在需求增長和Pacific Coffee的商譽。

該收購的代價由本集團現金儲備約為港幣145,000,000元及銀行借貸約為港幣60,000,000元撥付。就現時現金流動、本集團之現金、現金等值證券及借貸情況來看，董事會認為是項收購將不會對本集團之流動資金能力或負債比率構成重大不利的影響。

待收購完成後，其士科技支付賣方現金港幣164,000,000元，相等於代價之80%。餘下之代價港幣41,000,000元為託管款項存放託管代理內。託管款項之發放在協議完成後，並按賣方、保證人、買方及託管代理所訂立之託管協議內之條款(詳情於下段提述)處理。若保證人根據協議抵觸任何保證條款(包括Pacific Coffee集團的各方面，但並不只限於其資產及負債、投資、會計帳目及記錄)，該保證人的賠償責任將會是引致出售股份價值減少的數額，而該數額將會於託管款項中扣除，並退回其士科技。如保證人與其士科技就對於出售股份之減值有所爭議，將會由法庭相關的司法權裁決。

在保證條款的規定，如Pacific Coffee於截至二零零五年二月二十八日止十一個月之經審核綜合稅前淨利潤(不包括特殊項目及非經常性項目)低於Pacific Coffee提供予其士科技之綜合管理會計3%，其士科技將可獲相當於8倍差額賠償，而該賠償金額則會由保證人處理，於託管款項中扣除。於最後實際可行日期，本公司確認根據該條款並無任何賠償。

託管款項中的50%包括所帶來之利息，並扣除任何上述的減值或賠償金額將會不遲於(i)刊發Pacific Coffee集團截至二零零五年二月二十八日止十一個月之經審核綜合財務報表後二十八天內(如該限期為非營業日，則順延至下一個營業日)及(ii)協議完成後二個月內(惟該日



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：508)

執行董事：
周亦卿 *(主席)*
馮伯坤 *(董事總經理)*
郭海生
簡嘉翰
周維正
周莉莉

獨立非執行董事：
米原慎一
故經昌
鄺文星

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及
主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

主要交易

緒言

於二零零五年四月十一日，董事會及其士國際董事會聯合宣佈本公司的全資附屬公司其士科技與賣方及其他訂約方簽訂該協議，以現金代價港幣205,000,000元收購Pacific Coffee全部已發行股本。

根據上市規則，該收購構成本公司之主要交易。本通函旨在向 閣下提供有關該項協議及Pacific Coffee集團的資料及上市規則要求的其他資料。

二零零五年四月六日訂立之協議

協議訂約方

賣方及有關人士： 若干公司及個人

就董事會所知、所信，並經所有合理查詢後，賣方(若賣方為公司，則為最終實益擁有人)及有關人士為本公司的獨立第三者；或其關連人士並非本公司的關連人士。

保證人： Empress Dowager Limited

就董事會所知、所信，並經所有合理查詢後，保證人及其最終實益擁有人，為本公司的獨立第三者；或其關連人士並非本公司的關連人士。

* *僅供識別*

「中國」	指	中華人民共和國，但就本通函而言，不包括香港、澳門及台灣
「Pacific Coffee」	指	Pacific Coffee (Holdings) Limited，於一九九五年七月二十五日在英屬處女群島註冊成立之有限公司
「Pacific Coffee集團」	指	Pacific Coffee及其附屬公司
「出售股份」	指	Pacific Coffee普通股股份400,337股，為Pacific Coffee全部已發行股本
「股份」	指	本公司股本中每股面值港幣0.5元之普通股股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「賣方」	指	公司：Albreda Investment Limited為一間投資控股公司；Citicorp International Finance Corporation為一間控股公司，主要從事國際金融及投資銀行業務；Emperor Phoenix Limited為一間投資控股公司及其唯一資產擁有Pacific Coffee的權益；High Class Associates Limited為一間投資控股公司及其唯一資產擁有Pacific Coffee的權益 個人：Michael及Patricia Berchtold；Katherine及Timothy Connor；Roy及Kipp Delbyck；Karen及David Handmaker；Mary Jenneskens；John及Lesley McKay；Carolyn及Brendan Miles；Christine Joanne Neir；David及Suzanne Neir；James及Catherine Neir；Paul Neir；Robert Louis Neir；Thomas Michael Neir；Thomas Michael Neir及Sally Otten；Philip Richard Oakden；James Brandon Schlueter及Laura Lee Wilbraham；Mark及Christine Silverstein；Laurie Smiley及George Bennett；Anthony及Anna Wilkinson；Daisy S. Yao及Denisa Y. Tong
「保證人」	指	Empress Dowager Limited，一間於二零零五年三月三日在英屬處女群島註冊成立之有限公司。根據該協議，就有關Pacific Coffee集團的業務為其士科技提供保證。
「港幣」	指	港元，香港法定貨幣
「%」	指	百分比

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「收購」	指	收購Pacific Coffee全部已發行股本。
「協議」	指	於二零零五年四月六日由其士科技、本公司、賣方、有關人士及保證人簽訂的股份買賣協議
「聯繫人」	指	具上市規則所賦予之涵義
「有關人士」	指	根據該協議，Roger King先生為Albreda Investment Limited(賣方)的保證人及Robert Naylor先生為Pacific Coffee購股權持有人。根據該協議，待該收購完成後，其購股權將會作廢。
「董事會」	指	董事會
「營業日」	指	香港銀行一般營業之日子(不包括星期六或星期日)
「其士科技」	指	其士科技有限公司，為本公司的全資附屬公司
「其士國際」	指	其士國際集團有限公司，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市
「其士國際董事會」	指	其士國際董事會
「本公司」	指	其士科技控股有限公司，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市
「完成」	指	協議於二零零五年五月二十日完成。
「董事」	指	本公司董事
「EBITDA」	指	扣除利息、税項、折舊及攤銷前的收益
「經擴大後集團」	指	本集團及完成時的Pacific Coffee集團
「託管代理」	指	羅拔臣，在該收購為其士科技的法律顧問
「託管款項」	指	一筆於該協議完成時存入託管代理的港幣41,000,000元款項
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「最後實際可行日期」	指	二零零五年六月二十七日，即本通函附印前可確定其所載若干資料之最後實際可行日期
「澳門」	指	中國澳門特別行政區
「標準守則」	指	上市公司董事進行證券交易的標準守則
「Neir先生」	指	Thomas Neir先生，為Pacific Coffee創辦人，亦為其中一位賣方及完成前的董事

目　錄

頁次



此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士科技控股有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商，以便轉交買主或受讓人。



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：508)

主要交易

其士科技控股有限公司之財務顧問



新百利有限公司

* *僅供識別*

二零零五年六月三十日